EXHIBIT D

TABLE OF CONTENTS

INTRODUCTION	D-2

SUMMARY	D-3

UNITED MEXICAN STATES	D-5

Area, Population and Society	D-5
Form of Government	D-5
Foreign Affairs	D-8
Political Reform	D-8

THE ECONOMY	D-9

National Development Plan	D-9
The Role of the Government in the Economy; Privatization	D-11
Gross Domestic Product	D-14
Prices and Wages	D-18
Interest Rates	D-19
Employment and Labor	D-21

PRINCIPAL SECTORS OF THE ECONOMY	D-23

Manufacturing	D-23
Petroleum and Petrochemicals	D-26
Tourism	D-39
Agriculture	D-40
Transportation and Communications	D-42
Construction	D-43
Mining	D-44
Electric Power	D-44

FINANCIAL SYSTEM	D-45

Central Bank and Monetary Policy	D-45
Banking System	D-48
Banking Supervision and Support	D-49
Legislation relating to Bankruptcy and Secured Transactions	D-52
Credit Allocation by Sector	D-53
Insurance Companies and Auxiliary Credit Institutions	D-53
The Securities Markets	D-54

EXTERNAL SECTOR OF THE ECONOMY	D-57

Foreign Trade	D-57
Geographic Distribution of Trade	D-59
In-bond Industry	D-60
Balance of International Payments	D-61
Direct Foreign Investment in Mexico	D-64
Subscriptions to International Institutions	D-65
Exchange Controls and Foreign Exchange Rates	D-66

PUBLIC FINANCE	D-68

General	D-68
Fiscal Policy	D-69
2008 Budget	D-70
Revenues and Expenditures	D-71
Government Agencies and Enterprises	D-79

PUBLIC DEBT	D-80

General	D-80
Internal Debt of the Federal Government	D-80
External Public Debt	D-82
External Debt Restructuring and Debt and Debt Service Reduction Transactions	D-85
Debt Record	D-88

TABLES AND SUPPLEMENTARY INFORMATION	D-89

INTRODUCTION
References herein to “U.S. $”, “$”, “U.S. dollars” or “dollars” are to United States dollars. References herein to “pesos” or “Ps.” are to the lawful currency of the United Mexican States (“Mexico”). References herein to “nominal” data are to data expressed in pesos that have not been adjusted for inflation, and references to “real” data are to data expressed in inflation-adjusted pesos. Unless otherwise indicated, U.S. dollar equivalents of peso amounts as of a specified date are based on the exchange rate for such date announced by Banco de México for the payment of obligations denominated in currencies other than pesos and payable within Mexico, and U.S. dollar equivalents of peso amounts for a specified period are based on the average of such announced daily exchange rates for such period. Banco de México calculates such announced rate daily on the basis of an average of rates obtained in a representative sample of financial institutions whose quotations reflect market conditions for wholesale operations. Banco de México uses this rate when calculating Mexico’s official economic statistics. The exchange rate announced by Banco de México on September 2, 2008 (to take effect on the second business day thereafter) was Ps. 10.2847 = U.S. $1.00. See “External Sector of the Economy—Exchange Controls and Foreign Exchange Rates.” Due to the volatility of the peso/dollar exchange rate, the exchange rate on any date subsequent to the date hereof could be materially different from the rate indicated above.
Under the Mexican Monetary Law, payments which should be made in Mexico in foreign currency, whether by agreement or upon a judgment of a Mexican court, may be discharged in pesos at the rate of exchange for pesos prevailing at the time of payment.
The fiscal year of the Government ends December 31. The fiscal year ended December 31, 2007 is referred to herein as “2007” and other years are referred to in a similar manner.

SUMMARY
The following summary does not purport to be complete and is qualified in its entirety by the more detailed information appearing elsewhere herein.
United Mexican States

											First six
											months of
	2003		2004(1)		2005(1)		2006(1)		2007(1)		2008(1)
	(in millions of dollars or pesos, except percentages)
The Economy
Gross Domestic Product (“GDP”):
Nominal(17)	Ps.	7,555,804	Ps.	8,570,808	Ps.	9,230,402	Ps.	10,341,865	Ps.	11,177,530	Ps.	11,889,048	(2)
Real(3)(17)	Ps.	7,555,804	Ps.	7,857,720	Ps.	8,103,680	Ps.	8,501,258	Ps.	8,773,222	Ps.	8,821,842	(2)
Real GDP growth(17)		n.a.		4.0%		3.1%		4.9%		3.2%		2.7	%(2)
Increase in national consumer price index		4.0%		5.2%		3.3%		4.1%		3.8%		2.0%
Merchandise export growth(4)		2.3%		14.1%		14.0%		16.7%		8.8%		16.9%
Non-oil merchandise export growth(4)		0.0%		12.4%		11.0%		15.7%		8.5%		11.2%
Oil export growth		25.4%		27.2%		34.8%		22.4%		10.2%		50.0%
Oil exports as % of merchandise exports(4)		11.3%		12.6%		14.9%		15.6%		15.8%		18.8%
Balance of payments:
Current account		$(8,573)		$(6,595)		$(5,207)		$(2,231)		$(5,813)		$(3,508)
Trade balance		$(5,779)		$(8,811)		$(7,587)		$(6,133)		$(10,074)		$(2,523)
Capital account		$19,591		$12,477		$14,879		$(1,939)		$18,640		$10,183
Change in total reserves(5)		$9,451		$4,061		$7,173		$(989)		$10,311		$7,680
International reserves (end of period)(6)		$57,435		$61,496		$68,669		$67,680		$77,991		$85,671
Net international assets(7)		$59,059		$64,233		$74,115		$76,304		$87,235		$94,077
Ps./$ representative market exchange rate (end of period)(8)		11.2360		11.2648		10.7777		10.8810		10.8662		10.2841
28-day Cetes (Treasury bill) rate (% per annum)(9)		6.3%		6.8%		9.2%		7.2%		7.2%		7.4%

											First six
											months of		Budget(10)(3)(18)
	2003(3)(17)		2004(3)(17)		2005(3)(17)		2006(3)(17)		2007(1)(3)(17)		2008(1)(17)		2008
	(in millions of pesos)
Public Finance(11)
Budgetary public sector revenues	Ps.	1,600,687	Ps.	1,624,686	Ps.	1,710,862	Ps.	1,861,133	Ps.	1,951,461	Ps.	1,011,552	Ps.	1,891,824.7
As % of GDP		21.2%		20.7%		21.1%		21.9%		22.2%		22.9%		24.2%
Budgetary public sector expenditures	Ps.	1,648,655	Ps.	1,643,932	Ps.	1,719,817	Ps.	1,854,242	Ps.	1,949,355	Ps.	946,066	Ps.	1,891,825
As % of GDP		21.8%		20.9%		21.2%		21.8%		22.2%		21.5%		24.2%
Public sector balance as % of GDP(12)		(0.6)%		(0.2)%		(0.1)%		0.1%		0.0%		1.4%		0.0%
Primary balance as % of GDP(12)		1.9%		2.2%		2.2%		2.5%		2.2%		3.5%		2.5%
Operational balance as % of GDP(12)		(0.1)%		0.4%		0.3%		0.6%		0.6%		1.0%		n.a.

	December 31,										June 30,
	2003		2004		2005		2006		2007(1)		2008(1)
	(in billions of dollars or pesos, except percentages)
Public Debt(13)
Net internal public debt(14)	Ps.	927.1	Ps.	1,030.0	Ps.	1,183.3	Ps.	1,547.1	Ps.	1,788.3	Ps.	1,751.9
Gross external public debt(15)		$79.0		$79.2		$71.7		$54.8		$55.4		$57.6
Long-term		$77.3		$77.1		$70.9		$53.9		$54.4		$54.7
Short-term		$1.7		$2.1		$0.8		$0.8		$0.9		$2.9
Public debt as % of nominal GDP:
Net internal public debt(14)		11.7%		11.4%		12.2%		14.5%		15.1%		14.2%
Gross external public debt(15)		11.2%		9.9%		8.0%		5.6%		5.1%		4.8%
Total public debt as % of nominal GDP		22.9%		21.3%		20.2%		20.1%		20.2%		19.0%
Interest on external public debt as % of merchandise exports(4)		4.3%		3.6%		3.3%		2.9%		2.5%		1.2%

Note: Totals may differ due to rounding.

n.a. = Not available.

(1)	Preliminary.

(2)	Annualized.

(3)	Constant pesos with purchasing power as of December 31, 2003.

(4)	Merchandise export figures include in-bond industry and exclude tourism.

(5)	Because of the impact of errors and omissions and purchases, sales and revaluation of bullion, figures for changes in total reserves do not reflect the sum of the current and capital accounts.

(6)	International reserves are equivalent to gross international reserves minus international liabilities of Banco de México with maturities under six months.

(7)	Net international assets are defined as (a) gross international reserves plus (b) assets with a maturity longer than six months derived from credit agreements with central banks, less (x) liabilities outstanding to the International Monetary Fund and (y) liabilities with a maturity shorter than six months derived from credit agreements with central banks.

(8)	“Representative market rate” represents the end-of-period exchange rate announced by Banco de México for the payment of obligations denominated in currencies other than pesos and payable within Mexico.

(9)	Annual average of weekly rates, calculated on a month-by-month basis.

(10)	2008 Budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica (General Economic Policy Guidelines) for 2008 and in the Programa Económico 2008 (Economic Program 2008), and do not reflect actual results for the year or updated estimates of Mexico’s 2008 economic results. Percentages of GDP were calculated with a GDP projection made in 2007 using the method of calculation in place prior to April 2008.

(11)	Includes aggregate revenues and expenditures for the Government and budget-controlled and administratively controlled agencies but not off-budget revenues or expenditures.

(12)	The definitions of “public sector balance,” “primary balance” and “operational balance” are discussed under “Public Finance—General Measures of Fiscal Balance.” Each of the public sector balance, primary balance and operational balance excludes proceeds of privatizations.

(13)	Includes direct debt of the Government, public sector debt guaranteed by the Government and other public sector debt, except as indicated.

(14)	“Net internal debt” represents the internal debt directly incurred by the Government at the end of the indicated period, including Banco de México‘s General Account Balance and the assets of the Fondo de Ahorro Para el Retiro (Retirement Savings System Fund), but excluding debt of budget-controlled and administratively controlled agencies and debt guaranteed by the Government. In addition, net internal debt includes only securities sold to the public in primary auctions but not debt allocated to Banco de México for its use in regulating liquidity (“Regulación Monetaria"). Regulación Monetaria does not increase the Government’s overall level of internal debt, because Banco de México must reimburse the Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Government for payment. If Banco de México undertakes extensive sales of allocated debt into the secondary market, however, Regulación Monetaria can result in a situation in which the level of outstanding internal debt is higher than the Government’s figure for net internal debt.

(15)	External debt is presented herein on a “gross” basis and includes external obligations of the public sector at their full outstanding face or principal amounts at the end of the indicated period. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” or “economic” basis, which is calculated as gross debt net of certain financial assets held abroad. These financial assets include the value of collateral securing principal and interest on bonds and Mexican public sector external debt that is held by public sector entities but that has not been canceled. External public sector debt does not include (a) repurchase obligations of Banco de México with the International Monetary Fund, none of which were outstanding at June 30, 2008, (b) external borrowings by the public sector after June 30, 2008, and (c) loans from the Commodity Credit Corporation to private sector Mexican banks.

(16)	Constant pesos with purchasing power as of December 31, 2003.

(17)	Calculated with GDP figures resulting from the method of calculation in place since April 29, 2008.

(18)	Budgetary estimates as of December 2007. Budgetary estimates were converted into constant pesos using the GDP deflator for 2008 estimated as of December 2007, which was calculated using the GDP calculation methodology in place prior to April 2008. In April 2008, the following changes to this method of calculation were instituted: (1) 2003 was established as the base year (replacing 1993); (2) new activities were included in the calculation of GDP; and (3) the treatment of taxes was amended in order to reflect more accurately their effect on GDP. The new method of calculation has resulted in increases in nominal GDP of 9.6% for 2003 and 12.6% for 2006.

Source: Ministry of Finance and Public Credit.

UNITED MEXICAN STATES
Area, Population and Society
Mexico, a nation formed by 31 states and the Federal District (comprising Mexico City), is the fifth largest nation in the Americas and the thirteenth largest in the world, occupying a territory of 758,446 square miles (1,964,375 square kilometers). To the north, Mexico shares a border of 1,959 miles (3,152 km) with the United States of America, and to the south it has borders with Guatemala and Belize. Its coastline extends over 6,911 miles (11,122 km) along the Gulf of Mexico and the Pacific Ocean.
Mexico is the third most populous nation in the Americas, with a population of 103.26 million as reported by the Instituto Nacional de Estadística, Geografía e Informática (National Institute of Statistics, Geography and Informatics, or “INEGI”) in its 2005 housing and population census. Based on this census, approximately 76.5% of Mexico’s population lives in urban areas. Mexico’s three largest cities are Mexico City, Guadalajara and Monterrey, with estimated populations in 2000 of 17.3 million, 3.5 million and 3.1 million, respectively. The annual rate of population growth averaged 3.3% in the 1960s and 1970s. Beginning in the 1980s, Government efforts in the areas of family planning and birth control, together with declining birth rates among women under 35 and those living in urban areas, resulted in a reduction of the population growth rate. The estimated population growth rate for 2008 is 0.82%.
Mexico is generally classified as an upper middle-income developing country. The following table sets forth the latest selective comparative statistics published by the International Bank for Reconstruction and Development (the “World Bank”).
Selected Comparative Statistics

	Mexico	Brazil	Chile	Venezuela	United States

Per capita GDP (2006)(1)	$11,990	$8,700	$11,300	$10,970	$44,070
Life expectancy at birth (2006)	74	72	78	74	78
Youth illiteracy rate (2006)(2)
Male	2%	4%	1%	4%	n.a.
Female	2%	2%	1%	2%	n.a.
Infant mortality rate (2006)(3)	29	19	8	18	6

n.a. = Not available.

(1)	Adjusted for purchasing power parity.

(2)	Ages 15-24.

(3)	Infant mortality per 1,000 live births.

Source: World Development Indicators 2008.
Form of Government
The present form of government was established by the Political Constitution of the United Mexican States (the “Constitution”), which took effect on May 1, 1917. The Constitution provides that Mexico is a federal republic with separation of powers. The three branches of government are the executive, judicial and legislative branches. The President and the members of Congress are elected by popular vote of Mexican citizens who are 18 years of age or older. Members of Congress are elected either directly or through a system of proportional representation as described below.
The President is the chief of the executive branch of the Government. In accordance with Mexico’s electoral law, on September 5, 2006, the federal electoral court (Tribunal Electoral del Poder Judicial de la Federación) officially validated the results of the presidential election held in Mexico on July 2, 2006 and declared Felipe de Jesús Calderón Hinojosa, a member of the National Action Party, elected President. Mr. Calderón took office as President of Mexico on December 1, 2006 and his term expires on November 30, 2012. The Constitution limits the President to one six-year term and does not allow re-election for any additional terms. The executive branch of the Government consists of 18 ministries and the office of the legal advisor to the executive branch. The President appoints the principal officials of all the ministries. The appointment of the empleados superiores (senior employees) of the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit) is subject to ratification by the Senate.

The federal judiciary consists of the Supreme Court, the Circuit and District Courts and the Council of the Federal Judiciary. The Supreme Court is composed of 11 justices, who serve 15-year staggered terms (except in the case of the justices appointed immediately after the constitutional amendments that took effect on December 31, 1994, who were appointed for varying terms of up to 20 years). The justices of the Supreme Court are elected by a vote of two-thirds of the Senate from a pool of three candidates nominated by the President. The position of Chief Justice of the Supreme Court is rotated among the justices, with each Chief Justice serving a limited term of four years. The Council of the Federal Judiciary, which is composed of seven members, one of whom is the Chief Justice of the Supreme Court, administers the federal judiciary and appoints Circuit Court judges and District Court judges (magistrados). The President appoints the Attorney General, subject to ratification by the Senate. The office of the Attorney General is autonomous.
In June 2008, the Constitution was amended to reform the criminal justice system. The reforms, which will be implemented over a period of eight years, include the following:
•	Mexico will transition to an accusatory system of criminal justice, in which defendants are presumed innocent until proven guilty. Closed-door proceedings conducted almost exclusively through written briefs will be replaced with oral trials open to the public. A specific judge will be named to follow each criminal proceeding through the sentencing phase, and will be required to be present at every hearing.

•	In order to fight organized crime more effectively, local and state police departments will be granted powers of investigation, which were previously reserved to federal authorities. In addition, suspects of organized crimes may be held up to 80 days without being charged, and property used for organized criminal activities is subject to seizure by the government. Witness protection programs will be implemented to protect those who testify in trials of organized crime suspects and defendants who cooperate with prosecutors will be eligible for sentence reduction and other benefits.

•	The victims of criminal activity will be more directly involved in their proceedings and will also benefit from increased protection of their personal data, as well as access to legal assistance and medical and psychological assistance, when necessary.

•	A National Public Security System will be created. The new system is intended ensure consistency, across the three federal, state and municipal levels of government, in the rules for hiring, training, evaluating and certifying the country’s police officers.

•	The public defender system will be improved, in order to ensure that all defendants are granted access to a suitable defense.
Legislative authority is vested in Congress, which is composed of the Senate and the Chamber of Deputies. Senators serve a six-year term, deputies serve a three-year term and neither may serve consecutive terms in the same chamber. The Senate is composed of 128 members, 96 of whom are elected directly while the other 32 are elected through a system of proportional representation. The Chamber of Deputies is composed of 500 members, 300 of whom are elected directly by national electoral districts and 200 of whom are elected through a system of proportional representation that allocates those seats to political party representatives based on the proportion of the votes cast for those parties that receive at least 2.0% of the national vote. The Constitution provides that the President may veto bills and that Congress may override such vetoes with a two-thirds majority vote of each chamber.
The Partido Revolucionario Institucional (Institutional Revolutionary Party, or “PRI”) was the dominant political party in Mexico for several decades. From 1929 to 1994, the PRI won all presidential elections, and, from 1929 until July 1997, the PRI held a majority of the seats in both chambers of Congress. Until 1989, the PRI also won all of the state gubernatorial elections.

However, in July 2000, the candidate of the Alianza por el Cambio (Alliance for Change), a coalition of the Partido Acción Nacional (National Action Party, or “PAN”), the oldest opposition party in the country, and the Partido Verde Ecologista de México (Ecological Green Party), won the presidential election. In addition, the PAN currently holds eight state governorships, the Partido de la Revolución Democrática (Democratic Revolution Party, or “PRD”) holds four state governorships and the governorship of the Federal District and the Coalición Por el Bien de Todos (Coalition for the Wellbeing of Everyone), an alliance formed by the PRD, the Labor Party and the Convergence Party, holds one state governorship. The PRI holds the remaining 18 of the 31 state governorships.
In the mid-1990’s, the processes through which federal elections are conducted underwent changes aimed at increasing impartiality and political neutrality through the implementation of certain institutional mechanisms in 1994 and the ratification of several constitutional amendments in 1996. The changes included:
•	the establishment of the Instituto Federal Electoral (Federal Electoral Institute), an autonomous state agency in which the President may not participate and which the Constitution empowers to organize elections and resolve electoral disputes;

•	the elimination of the Electoral Committee of the Chamber of Deputies, which had been responsible for ratifying the results of presidential elections;

•	the introduction of holographic, tamper-proof photo voter identification cards, which discourage voter fraud and aid detection of fraud;

•	the invitation of Mexican and foreign election observers to certify the electoral process;

•	the imposition of limits on expenditures on political campaigns and controls on the sources and uses of funds contributed to a political party;

•	the reduction from 315 to 300 of the maximum number of congressional representatives who may belong to a single party and the establishment of the current electoral procedure of proportional representation in the Senate; and

•	the integration into the judicial branch of the Mexican Federal Electoral Court, which had previously been part of the executive branch.
The 1996 amendments provided for the popular election of the Chief of Government of the Federal District and granted that official the authority to appoint the Attorney General of the Federal District; both positions had previously been presidential appointments. In addition, Federal District legislative delegates, who represent the various boroughs of the Federal District, have been popularly elected since July 2000. In elections held in 1997, 2000 and 2006, candidates of the PRD were elected to the office of Chief of Government of the Federal District.
In 2005, Congress granted the right to vote in presidential elections via absentee ballot to Mexican citizens residing abroad.

In the congressional election held on July 2, 2006, all of the seats in the Chamber of Deputies and the Senate were up for election. The following table provides the current distribution of congressional seats, reflecting certain post-election changes in the party affiliations of certain senators and deputies.
Party Representation in Congress

	Senate		Chamber of Deputies
	Seats	% of Total	Seats	% of Total

National Action Party	52	40.6%	207	41.4%
Institutional Revolutionary Party	33	25.8	106	21.2
Democratic Revolution Party	26	20.3	127	25.4
Ecological Green Party of Mexico	6	4.7	17	3.4
Convergence for Democracy	5	3.9	18	3.6
Labor Party	5	3.9	11	2.2
New Alliance	0	0.0	9	1.8
Alternative	0	0.0	5	1.0
Unaffiliated	1	0.8	0	0.0

Total	128	100.0%	500	100.0%

Note: Totals may differ due to rounding.

Source: Chamber of Deputies and Senate.
Foreign Affairs
Mexico has diplomatic ties with 189 countries. It is a charter member of the United Nations and a founding member of the Organization of American States, the International Monetary Fund (“IMF”), the World Bank, the International Finance Corporation and the Inter-American Development Bank. Mexico is also a non-borrowing regional member of the Caribbean Development Bank. In 1986, Mexico became a party to the General Agreement on Tariffs and Trade. In 1991, Mexico became a founding member of the European Bank for Reconstruction and Development and was admitted into the Pacific Basin Economic Co-operation Conference. Mexico is a signatory, along with Canada and the United States, of the North American Free Trade Agreement (“NAFTA”), which went into effect on January 1, 1994. On April 14, 1994, Mexico was admitted as a member of the Organization for Economic Cooperation and Development (“OECD”), making it the first new member to be admitted into that organization since 1973. Mexico became a member of the World Trade Organization on January 1, 1995, the date on which the World Trade Organization superseded the General Agreement on Tariffs and Trade. On July 1, 2000, a free trade agreement between Mexico and the European Union went into effect. Mexico also served as rotating member of the United Nations Security Council from January 1, 2002 to December 31, 2003 and presided over the Security Council during April 2003.
Political Reform
In the domestic political arena, the Government has renewed its efforts to resolve its differences with insurgents in the Chiapas region by facilitating their participation in the political process. On September 11, 1995, the Government and the insurgents reached an agreement pursuant to which both sides accepted a common political agenda and procedural rules and agreed to the creation of a working committee regarding the rights of indigenous peoples. An agreement on a series of measures aimed at enhancing and guaranteeing the rights of the indigenous population was signed on February 16, 1996. On August 14, 2001, amendments to certain articles of the Constitution related to indigenous cultures became effective. The amendments recognize the rights of indigenous villages and communities in Mexico and grant indigenous populations increased autonomy over their internal systems of social, economic, political and cultural organization. Talks with the insurgents are currently on hold.

THE ECONOMY
National Development Plan
The Plan Nacional de Desarrollo 2007-2012 (National Development Plan), announced on May 31, 2007, establishes the basic goals and objectives of President Felipe de Jesús Calderón Hinojosa during his six-year term.
The goals of the plan are to:
•	guarantee national security, as well as safeguard national peace, territorial integrity, independence and sovereignty, and to ensure the continued viability of the State and its democracy;

•	guarantee the protections of the Rule of Law, fortifying the institutional framework and strengthening a culture of respect for the law;

•	achieve sustained economic growth at a higher rate than in the past several years, and increase employment in the formal sector;

•	promote a competitive economy that offers quality goods and services at affordable prices;

•	reduce extreme poverty, assuring equality of opportunity for all Mexicans to improve their quality of life and access to basic services;

•	reduce significantly the persistent social, economic and cultural gaps among the population;

•	provide effective opportunities for Mexicans to exercise their rights as citizens, as well as to participate actively in the political, cultural, economic and social lives of their communities and nation;

•	ensure environmental sustainability;

•	consolidate a democratic regime; and

•	utilize the benefits of a globalized world to spur national development, while also promoting Mexico’s interests worldwide.
The basic strategy that the Mexican Government expects to employ in connection with the plan is based on a program of “Sustainable Human Development” and has the following objectives:
•	improve the quality of the educational system, making it relevant at all levels to employment and extending access to education to a greater percentage of the population;

•	promote economic growth and the competitiveness of the economy, and strengthening the State’s tax collections in order to provide social programs for human development;

•	strengthen government institutions through viable and responsible citizen participation that reaches all public affairs and involves diverse forms of social and political organization;

•	observe policies aimed at political transparency and accountability;

•	promote policies contributing to the strengthening of families in matters of health, education, housing, culture and recreation; and

•	change Mexico’s environmental culture in order to conserve national resources.

On May 27, 2008, the Government announced the Programa Nacional de Financiamiento al Desarrollo 2008-2012 (National Program for Financing Development 2008-2012 or “PRONAFIDE 2008-2012”). The program’s objective is to ensure the availability of the fiscal and financial resources needed to achieve a higher and sustainable level of human development in 2012 through (among other things):
•	the creation of sustained increase in the economic growth rate above 5%;

•	the creation of more than 800,000 jobs per year; and

•	a 30% reduction in the percentage of the population living in food poverty.
The growth and job creation strategy established in the National Development Plan, and outlined in greater detail in the program, is based on two pillars:
•	improving the broad determinants of the competitiveness of the Mexican economy, such as the rule of law, macroeconomic stability and the level of technological development; and

•	eliminating the restrictions on the growth of specific economic sectors caused by inadequate legal, regulatory or competition frameworks, or by insufficient availability of resources.
The strategy should lead to an increase in the rate of productivity growth from 0.5% in 2007 to 1.9% in 2012, as well as an expansion in investment from 22.5% of GDP in 2007 to 25.5% in 2012. The increased investment will mainly financed by domestic savings. In particular, the PRONAFIDE 2008-2012 sets forth the following objectives:
•	domestic savings should rise from 21.7% of GDP in 2007 to 23.8% in 2012, public savings should grow from 3.3% of GDP in 2007 to 4.2% in 2012 and private savings from 18.4% of GDP to 19.6% of GDP during the same period; and

•	external savings should remain below 2.0% of GDP during 2008-2012, a level which can be financed easily with the expected flows of foreign direct investment.
With respect to public finance, non-oil tax revenues are expected to increase from 9% of GDP in 2007 to 11% in 2012. This should allow public expenditure to increase from 20.4% of GDP in 2007 to 22.1% in 2012. Similarly, public investment should exceed 5.0% of GDP in 2012, as compared with 4.3% in 2007.
The objectives for public finances will be attained through a fiscal policy that strengthens public finances, a simpler tax scheme that strengthens tax collection by widening the tax base and at the same time favors investment, facilitating compliance with tax obligations, channeling resources to social development and investment in infrastructure, and improving the efficiency and effectiveness of public expenditure.
With regard to the financial system, financial savings are expected to grow from 51.9% to 64.8% of GDP between 2007 and 2012. Together with the expected reduction of the historical balance of the public sector borrowing requirement as a proportion of GDP, this should allow financing to the private sector to grow from 23.3% to 39.6% of GDP over the same period. This should in turn enable private sector investment to increase to reach 20.5% of GDP in 2012, from 18.2% in 2007.
To achieve these objectives, financial sector policies will focus on:
•	encouraging higher savings and intermediation of these savings through the financial system;

•	increasing the penetration of the financial system by promoting access to financial services for a greater proportion of the population;

•	continuing to increase competition among intermediaries;

•	strengthening the debt and equity markets’ role in financing the private sector;

•	ensuring the safety, soundness and stability of the financial system;

•	developing a financial and consumer protection culture;

•	consolidating the national pension system; and

•	strengthening and fostering development banks.
The Role of the Government in the Economy; Privatization
Overview
Over the past two decades, the Government has taken steps to increase the productivity and competitiveness of the economy through deregulation, privatization and increased private-sector investment. These measures included constitutional amendments and related legislation that have allowed the Government to privatize railways and satellite communications, legislation permitting Mexican private-sector companies to take part in the storage, distribution and transportation of natural gas, plans to privatize airports, ports and highways, and legislation on civil aviation that allows private companies to secure 30-year concessions to operate commercial air transportation services within Mexico.
Since 1983, the Government has set as a priority the sale to the private sector of its interest in all non-strategic commercial enterprises. In 1982, the Government owned or controlled 1,155 enterprises. By August 10, 2007, the number of Government-owned or controlled entities stood at 210, of which 29 were in the process of being privatized. Of the 181 entities not in the process of being privatized, 66 were enterprises majority-owned by the Government (empresas de participación estatal mayoritaria), 96 were decentralized entities (organismos decentralizados) and 19 were trusts (fideicomisos).
In January 1995, the Government announced a comprehensive privatization program intended to give new impetus to the Government’s privatization efforts, which the Government views as a key element of Mexico’s structural economic reforms. Under the privatization program, the Government has achieved more effective regulatory reforms and improved coordination among the relevant agencies as against previous privatizations. Congress has enacted a series of laws that increase the scope for private and foreign participation in key sectors of the Mexican economy.
In addition, in September 1995, the Government created the Fondo de Inversión en Infraestructura (Infrastructure Investment Fund, or “FINFRA”), with the objective of encouraging greater private-sector participation in the construction of basic infrastructure, such as toll roads, ports, water-treatment plants, drainage and sanitation facilities. FINFRA has participated with private investors in several infrastructure development projects in several states, including Guanajuato, México, Nuevo León, Veracruz, Coahuila, Puebla, Chiapas, Jalisco, Hidalgo, Sinaloa, Tlaxcala, Baja California Sur and Querétaro. In addition, in 2003 the Government created the Fondo Carretero (Highway Fund, or “FONCAR”), a sub-fund within FINFRA designed to set aside funds allocated specifically to the development of road and highway infrastructure throughout the country. As of December 31, 2007, the resources of FINFRA totaled Ps. 25.2 billion.
On February 6, 2008 the Government announced the creation of the Fondo Nacional de Infraestructura (the National Infrastructure Fund or “FONADIN”) to serve as a financial platform for developing infrastructure projects and promoting the participation of the public, private and social sector. The fund will have an initial capital of Ps. 40 billion (from resources obtained from the Trust to Support the Recovery of Licensed Highways (FARAC) and FINFRA), and over the next five years the Government expects the Fund to channel up to Ps. 270 billion in resources to infrastructure projects. FONADIN will have four priority areas: (1) highways, roads and bridges, (2) water, irrigation, drainage and sanitation, (3) railroads, ports, airports and urban and interurban transport, and (4) projects designed to preserve the environment and biodiversity. The fund should also help maintain the stability of Mexico’s economy in 2008 despite the reduction in the growth of the U.S. economy.

Telecommunications
In June 1995, Congress enacted legislation to liberalize telecommunications in Mexico upon the expiration in August 1996 of the exclusive concession granted to Teléfonos de México, S.A. de C.V. (“Telmex”) to provide domestic and international telephone services in Mexico. Pursuant to the legislation, the Secretaría de Comunicaciones y Transportes (Ministry of Communications and Transportation) granted 30-year concessions (which may be extended for an additional 30 years) for the establishment and operation of public fixed-line telecommunications networks. No license fees were charged in connection with the granting of these concessions. In addition, the Government conducted auctions for 20-year concessions (which may be extended for an additional 20 years) to use portions of the radio spectrum to operate cellular telephone networks and for concessions to operate satellite telecommunications systems. Although the various concessions may only be granted to Mexican individuals and companies, foreigners generally may own up to 49% of the capital stock of these companies. In the case of concessions to operate cellular telephone systems, foreigners may even increase their ownership beyond 49% with the approval of the National Foreign Investment Commission. Concessionaires are free to establish rates for the services they provide. From January 1, 2003 through April 4, 2008, the Government granted ten concessions for local fixed-line telecommunications networks, three concessions to operate fixed or mobile wireless telecommunications networks and 11 concessions for long-distance telephone services. No concession for cellular mobile telephone services has been granted since 2000.
On August 9, 1996, the Ministry of Communications and Transportation announced the creation of the Comisión Federal de Telecomunicaciones (Federal Telecommunications Commission) as a decentralized administrative entity. This commission is responsible for the regulation and supervision of telecommunications services in Mexico, with goals of promoting competition, expanding available services and improving efficiency in this sector. The commission has been involved in the design and supervision of administrative policies, the issuance of technical standards and the undertaking of specialized analyses relating to telecommunications issues. In addition, the commission is coordinating processes to use and operate geo-stationary orbital positions and satellite orbits assigned to Mexico, including their frequency bands and rights to broadcast and receive signals. The commission has four members, including a chairman, appointed by the President of Mexico.
On October 24, 1997, the Autrey Group and Loral Space were awarded the bid to acquire 75% of the shares of Satélites Mexicanos, the Mexican national satellite company, with the Government retaining the remaining 25% of the shares. In May 2005, certain creditors of Satélites Mexicanos filed an involuntary bankruptcy proceeding against the company in the United States under Chapter 11 of the United States Bankruptcy Code and, in June 2005, the company filed a voluntary Concurso Mercantil bankruptcy proceeding in Mexico under applicable Mexican law. The company and its creditors reached an agreement in July 2005 and in June 2006 the company announced that the required percentage of its creditors had approved an agreement regarding the company’s debt restructuring plan (Convenio Concursal). The restructuring plan was approved in July 2006 in the Concurso Mercantil proceeding. A U.S. Chapter 11 plan of reorganization implementing the restructuring was approved by the U.S. Bankruptcy Court in October 2006. Under the new capital structure of the company, the Government retains approximately 4% of the equity shares of Satélites Mexicanos and, if the company is sold, has economic interests in an additional 16% of the shares.
Natural Gas Industry
Effective May 12, 1995, Congress enacted amendments to the law governing the natural gas industry. The amendments provide that Mexican private sector companies (which may be owned by non-Mexican companies or individuals) may take part in the storage, distribution and transportation of natural gas, and to that end may construct, own and operate natural gas pipelines, installations and equipment. From January 1, 2003 through December 31, 2007, the Government granted 56 natural gas transport concessions, two natural gas storage concessions and zero natural gas distribution concessions. One natural gas transport concession was granted during the first half of 2008.

Railways
In 1995, Congress enacted a law governing railways, pursuant to which 50-year concessions may be granted (which may be extended for up to an additional 50 years) to operate sections of Mexico’s railway system. Although only Mexican individuals or companies may hold railway concessions, foreigners may own up to 49% of the capital stock of these companies and may increase their ownership beyond this limit with the approval of the National Foreign Investment Commission. Pursuant to the 1995 law, the Government divided the railway system into three regional lines and one terminal in the Valley of Mexico, as well as several short lines. By the end of 1999, the three regional lines were sold and 75% of the capital stock of the terminal in the Valley of Mexico was sold to the new owners of the three regional lines, with the Government retaining a 25% ownership interest in the terminal. In this process, the Government granted concessions to private sector participants covering 98% of the country’s railway freight services (in terms of the volume of transportation services) and covering 81% of the railway network. No additional concessions have been granted since 1999.
Aviation
The Ley de Aviación Civil (Civil Aviation Law) provides that the Government may award 30-year concessions (which may be extended for an additional 30 years) to operate regularly scheduled commercial air transportation services within Mexico. Concessions may only be granted to Mexican companies, but foreigners may own up to 25% of the capital stock of these companies.
The Ley de Aeropuertos (Airports Law) allows for up to 49% foreign investment in Mexico’s airports, although higher participation percentages may be obtained with the approval of the National Foreign Investment Commission.
In December 1998, the Government sold 15% of the capital stock of Grupo Aeroportuario del Sureste, S.A.B. de C.V. — the company that owns the concessions to operate, maintain and develop nine airports in the southeast region of Mexico — to a consortium that included Triturados Basálticos y Derivados, S.A. de C.V. (“Tribasa”), Copenhagen Airports A/S, Groupe GTM, S.A. and Cintra Concesiones de Infraestructura de Transporte, S.A. In September 2000, the remaining 85% of the capital stock of the company was sold through an initial public offering in Mexico and abroad. The company is listed on the New York Stock Exchange and the Mexican Stock Exchange.
In August 1999, the Government sold 15% of the capital stock of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. — the company that owns the concessions to operate, maintain and develop 12 airports in the Pacific region of Mexico — to a consortium that included Aena Servicios Aeronáuticos, S.A., Aeropuerto del Pacífico Angeles, S.A. de C.V., Inversora del Noroeste, S.A. de C.V. and Grupo Dragados, S.A. On March 1, 2006, the Government sold its remaining 85% stake in the company through a public offering for proceeds of approximately U.S. $1 billion. The company is listed on the New York Stock Exchange and the Mexican Stock Exchange.
In May 2000, the Government sold 15% of the capital stock of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. — the company that owns the concessions to operate, maintain and develop 13 airports serving areas concentrated in Mexico’s central and northern regions — to a consortium that included Aéroports de Paris (“ADP”), Vinci and Ingenieros Civiles Asociados (“ICA”). In December 2005, the Government sold a 36% stake in the company to Empresas ICA, S.A. de C.V. for approximately U.S. $203 million. On December 4, 2006, the Mexican Government sold its remaining stake in Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. through a public offering for proceeds of U.S. $376 million.
In November 2005, Cintra, S.A. de C.V. (now known as Consorcio Aeroméxico, S.A. de C.V.), a company controlled by the Government and that owned the two most important Mexican airlines (Mexicana Airlines and Aeroméxico), sold Compañía Mexicana de Aviación, S.A. de C.V., which owns Mexicana Airlines, to Grupo Posadas, S.A. de C.V. for approximately U.S. $165 million plus debt and other liabilities. As a result of the sale, Aeroméxico became the principal asset of Consorcio Aeroméxico, S.A. de C.V.
In October 2007, the Instituto para la Protección del Ahorro Bancario (the Bank Savings Protection Institute, or “IPAB”) and the Government sold their interests in Consorcio Aeroméxico, S.A.B. de C.V. to a group of investors organized as a trust constituted at Banco Nacional de México, S.A., for approximately Ps. 2.7 billion.

Electricity
The Government continues to promote private sector participation in various forms of electricity generation. A 1992 law allows private companies to generate electricity only for their own use or for sale to CFE. In mid-1996, the first large co-generation project started in the state of Tamaulipas, opening the field for similar endeavors. With an estimated cost of over U.S. $650 million, a consortium of domestic and foreign investors built the Samalayuca II power plant in the state of Chihuahua. The plant is leased to the Federal Electricity Commission (“CFE”). The Government believes that increased private investment in the generation, distribution and transmission of electrical energy is necessary in order to increase Mexico’s electrical capacity and thus to ensure that Mexico will have a sufficient and reliable supply of adequately priced electricity in the long term.
Insurance
On May 24, 2002, the Mexican Government completed its privatization of Aseguradora Hidalgo, S.A. (“AHISA”), an insurance company formerly owned by the Government and Petróleos Mexicanos. The Comisión Intersecretarial de Desincorporación (Inter-secretariat De-incorporation Commission) approved the sale of AHISA shares owned by the Government and by Petróleos Mexicanos to MetLife Inc. for Ps. 9.2 billion.
Banking
On June 19, 2002, the Government and IPAB jointly carried out the sale of nearly all of their shares of Grupo Financiero BBVA Bancomer, S.A. de C.V. (“BBVA Bancomer”) in the national and international markets. On July 3, 2002, the Government and IPAB sold additional shares pursuant to an over-allotment option. The Government had retained a minority interest in Bancomer, S.A. at the time of its privatization in 1991. IPAB had acquired the shares in connection with the purchase by BBVA Bancomer of Banca Promex, S.A. in 2000. The proceeds to the Government as a result of the sale totaled Ps. 6.5 billion for the shares sold internationally, Ps. 574 million for the shares sold in Mexico and U.S. $11 million for the shares sold in the United States in the form of American Depositary Shares (“ADSs”). The proceeds to IPAB as a result of the sale totaled Ps. 1.0 billion for the shares sold internationally, Ps. 88 million for the shares sold in Mexico and U.S. $2 million for the ADSs sold in the United States. From November 2002 through January 2003, the Government and IPAB sold their remaining shares of BBVA Bancomer in the Mexican stock market for total net proceeds of Ps. 444 million for the Government and Ps. 68 million for IPAB.
On December 12, 2002, Congress approved the dissolution and liquidation of Banco Nacional de Crédito Rural, S.N.C., a governmental development bank.
Gross Domestic Product1
Mexico’s gross domestic product (“GDP”) increased by 4.0% in real terms during 2004, as compared to 2003. The agriculture, forestry, fishing and hunting sector grew by 2.5%; the mining sector grew by 1.3%; the utilities sector grew by 4.0%; the construction sector grew by 5.3%; the manufacturing sector grew by 3.9%; the wholesale and retail trade sector grew by 6.9%; the transportation and warehousing sector grew by 5.4%; the information sector grew by 11.7%; the finance and insurance sector grew by 10.0%; the real estate, rental and leasing sector grew by 3.9%; professional, scientific and technical services grew by 3.4%; management of companies and enterprises grew by 7.1%; administrative and support and waste management and remediation services grew by 3.7%; education services grew by 0.8%; health care and social assistance grew by 0.3%; arts, entertainment and recreation grew by 4.8%; accommodation and food services grew by 3.5%; and other services (except public administration) grew by 1.9%, each in real terms as compared to 2003. However, the public administration sector decreased by 1.3% in real terms in 2004 as compared to 2003.

[1]	On April 29, 2008, INEGI revised its National Accounts System (Sistema de Cuentas Nacionales de México) in order to report more comprehensive and accurate information about the Mexican economy. The revised National Accounts System reflects a new classification system based on the North American Industry Classification System and the Central Product Classification of the United Nations. In light of this change, INEGI recalculated Mexico’s GDP data for the period from 2003 to 2006 using the new National Accounts System and 2003 as the base year. Accordingly, all figures in this section have been revised to reflect the recalculated GDP data using the new classification system and 2003 as the base year.

Mexico’s GDP increased by 3.1% in real terms during 2005, as compared to 2004. The utilities sector grew by 2.0%; the construction sector grew by 2.5%; the manufacturing sector grew by 3.6%; the wholesale and retail trade sector grew by 4.6%; the transportation and warehousing sector grew by 3.6%; the information sector grew by 8.6%; the finance and insurance sector grew by 21.1%; the real estate, rental and leasing sector grew by 2.3%; professional, scientific and technical services grew by 3.6%; management of companies and enterprises grew by 4.8%; administrative and support and waste management and remediation services grew by 3.6%; education services grew by 2.1%; health care and social assistance grew by 3.6%; arts, entertainment and recreation grew by 0.7%; accommodation and food services grew by 0.8%; other services (except public administration) sector grew by 2.2%; public administration grew by 2.3%, each in real terms as compared to 2004. However, the agriculture, forestry, fishing and hunting sector decreased by 2.6% and the mining sector decreased by 0.3%, each in real terms as compared to 2004.
Mexico’s GDP increased by 4.9% in real terms during 2006, as compared to 2005. The agriculture, forestry, fishing and hunting sector grew by 6.4%; the mining sector grew by 1.4%; the utilities sector grew by 12.2%; the construction sector grew by 7.9%; the manufacturing sector grew by 5.2%; the wholesale and retail trade sector grew by 6.2%; the transportation and warehousing sector grew by 5.4%; the information sector grew by 10.7%; the finance and insurance sector grew by 16.6%; the real estate, rental and leasing sector grew by 5.9%; professional, scientific and technical services grew by 3.1%; management of companies and enterprises grew by 20.1%; administrative and support and waste management and remediation services grew by 3.7%; education services grew by 0.1%; health care and social assistance grew by 2.3%; arts, entertainment and recreation grew by 2.3%; accommodation and food services grew by 1.6%; and other services (except public administration) grew by 3.3%, each in real terms as compared to 2005. However, the public administration sector decreased by 0.9% in real terms as compared to 2005.
According to preliminary figures, GDP grew by 3.2% in real terms during 2007, as compared with 2006. The agriculture, forestry, fishing and hunting sector grew by 2.0%; the utilities sector grew by 7.2%; the construction sector grew by 3.0%; the manufacturing sector grew by 2.7%; the wholesale and retail trade sector grew by 4.1%; the transportation and warehousing sector grew by 3.4%; the information sector grew by 12.0%; the finance and insurance sector grew by 11.0%; the real estate, rental and leasing sector grew by 4.5%; professional, scientific and technical services grew by 3.7%; management of companies and enterprises grew by 1.3%; administrative and support and waste management and remediation services grew by 1.7%; the education services grew by 2.3%; health care and social assistance grew by 2.9%; arts, entertainment and recreation grew by 6.5%; accommodation and food services grew by 2.0%; other services (except public administration) grew by 4.2%; and public administration remained stable, each in real terms as compared to 2006. However, the mining sector decreased by 3.4% in real terms as compared to 2006.
According to preliminary figures, GDP grew by 2.7% in real terms during the first six months of 2008, as compared with the first six months of 2007. The agriculture, forestry, fishing and hunting sector grew by 1.8%; the utilities sector grew by 7.4%; the construction sector grew by 0.8%; the manufacturing sector grew by 3.3%; the wholesale and retail trade sector grew by 5.2%; the transportation and warehousing sector grew by 3.1%; the information sector grew by 12.5%; the finance and insurance sector grew by 5.8%; the real estate, rental and leasing sector grew by 3.9%; management of companies and enterprises grew by 3.8%; administrative and support and waste management and remediation services grew by 1.8%; education services grew by 1.8%; health care and social assistance grew by 0.7%; arts, entertainment and recreation grew by 2.3%; accommodation and food services grew by 2.5%; other services (except public administration) grew by 2.9%; and public administration remained stable, each in real terms as compared to first six months of 2007. However, the mining sector decreased by 7.5% and professional, scientific and technical services decreased by 2.0%, each in real terms as compared to the first six months of 2007.

The following tables set forth real GDP and expenditures, in constant pesos and percentage terms, for the periods indicated.
Real GDP and Expenditures

											First three
											months of
	2003		2004		2005		2006		2007(1)		2008(1)
	(in billions of pesos)(2)
GDP	Ps.	7,555.8	Ps.	7,857.7	Ps.	8,103.7	Ps.	8,501.3	Ps.	8,773.2	Ps.	8,660.3
Add: Imports of goods and services		2,026.2		2,243.8		2,434.0		2,744.6		2,937.4		2,869.9

Total supply of goods and services		9,582.0		10,101.6		10,537.7		11,245.8		11,710.7		11,530.2
Less: Exports of goods and services		1,915.8		2,136.1		2,280.3		2,527.2		2,683.0		2,608.0

Total goods and services available for domestic expenditure	Ps.	7,666.2	Ps.	7,965.4	Ps.	8,257.4	Ps.	8,718.7	Ps.	9,027.6	Ps.	8,922.2

Allocation of total goods and services:
Private consumption	Ps.	5,042.8	Ps.	5,326.0	Ps.	5,580.8	Ps.	5,891.0	Ps.	6,140.5	Ps.	6,061.1
Public consumption		893.8		869.1		899.4		902.4		911.2		900.1

Total consumption		5,936.6		6,195.1		6,480.3		6,793.4		7,051.7		6,961.2
Total gross fixed investment		1,430.9		1,545.5		1,645.2		1,803.7		1,904.7		1,880.6
Changes in inventory		298.7		224.8		131.9		121.5		71.2		80.4

Total domestic expenditures	Ps.	7,666.2	Ps.	7,965.5	Ps.	8,257.4	Ps.	8,718.7	Ps.	9,027.6	Ps.	8,922.2

Note: Totals may differ due to rounding.

(1)	Preliminary. Figures for the first three months of 2008 are annualized. GDP information in the form contained in this table is not yet available for the first half of 2008.

(2)	Constant pesos with purchasing power at December 31, 2003.

Source: National Institute of Statistics, Geography and Informatics.
Real GDP and Expenditures

						First three
						months of
	2003	2004	2005	2006	2007(1)	2008(1)(3)
	(as a percentage of total GDP)(2)
GDP	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Add: Imports of goods and services	26.8	28.6	30.0	32.3	33.5	33.1

Total supply of goods and services	126.8	128.6	130.0	132.3	133.5	133.1
Less: Exports of goods and services	25.4	27.2	28.1	29.7	30.6	30.1

Total goods and services available for domestic expenditures	101.5%	101.4%	101.9%	102.6%	102.9%	103.0%

Allocation of total goods and services:
Private consumption	66.7%	67.8%	68.9%	69.3%	70.0%	70.0%
Public consumption	11.8	11.1	11.1	10.6	10.4	10.4

Total consumption	78.6	78.8	80.0	79.9	80.4	80.4
Total gross fixed investment	18.9	19.7	20.3	21.2	21.7	21.7
Changes in inventory	4.0	2.9	1.6	1.4	0.8	0.9

Total domestic expenditures	101.5%	101.4%	101.9%	102.6%	102.9%	103.0%

Annual percentage increase (decrease) in GDP in constant 2003 prices(2)	n.a.	4.0%	3.1%	4.9%	3.2%	2.6%

Note: Totals may differ due to rounding.

(1)	Preliminary. Figures for the first three months of 2008 are annualized. GDP information in the form contained in this table is not yet available for the first half of 2008.

(2)	Constant pesos with purchasing power at December 31, 2003.

Source: National Institute of Statistics, Geography and Informatics.

The following table sets forth the composition of Mexico’s real GDP by economic sector for the periods indicated.
Real GDP by Sector

											First six
											months
	2003		2004		2005		2006		2007(1)		of 2008(1)
	(in billions of pesos)(2)
Primary Activities:
Agriculture, forestry, fishing and hunting	Ps.	285.8	Ps.	292.8	Ps.	285.2	Ps.	303.6	Ps.	309.6	Ps.	312.6
Secondary Activities:
Mining		443.2		449.1		447.7		453.9		438.2		412.4
Utilities		95.3		99.2		101.1		113.4		121.6		124.6
Construction		470.2		495.2		507.6		547.4		564.1		568.2
Manufacturing		1,345.4		1,398.3		1,448.1		1,522.9		1,564.5		1,586.8
Tertiary activities:
Wholesale and retail trade		1,092.8		1,168.5		1,221.6		1,297.3		1,350.0		1,377.4
Transportation and warehousing		515.0		542.6		562.0		592.1		612.0		615.6
Information		199.2		222.6		241.7		267.4		299.6		323.7
Finance and insurance		193.4		212.8		257.8		300.6		333.6		342.2
Real estate, rental and leasing		796.3		827.2		846.0		895.7		935.9		964.2
Professional, scientific and technical services		258.9		267.6		277.2		285.8		296.5		264.5
Management of companies and enterprises		26.5		28.4		29.7		35.7		36.1		34.6
Administrative and support and waste management and remediation services		194.9		202.1		209.4		217.1		220.7		199.6
Education services		376.4		379.2		387.1		387.4		396.4		400.8
Health care and social assistance		223.3		224.1		232.1		237.4		244.2		247.5
Arts, entertainment and recreation		30.5		32.0		32.2		33.0		35.1		30.1
Accommodation and food services		212.5		219.9		221.5		225.0		229.4		237.3
Other services (except public administration)		206.6		210.5		215.1		222.1		231.5		235.8
Public Administration		317.1		312.9		319.9		317.0		316.9		311.7
Subtotal		7,283.2		7,584.7		7,843.1		8,254.9		8,535.8		8,589.5
Less adjustment for banking services		120.4		135.8		161.2		195.8		218.8		226.4
Gross value added at basic values		7,162.8		7,449.0		7,681.8		8,059.2		8,317.0		8,363.1
Taxes on products, net of subsidies		393.0		408.8		421.8		442.1		456.2		458.8

GDP	Ps.	7,555.8	Ps.	7,857.7	Ps.	8,103.7	Ps.	8,501.3	Ps.	8,773.2	Ps.	8,821.8

Note: Totals may differ due to rounding.

(1)	Preliminary. Figures for the first six months of 2008 are annualized.

(2)	Constant pesos with purchasing power at December 31, 2003.

(3)	GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: National Institute of Statistics, Geography and Informatics.

The following table sets forth the change in Mexico’s real GDP growth by sector for the periods indicated.
Real GDP Growth by Sector

					First six
					months
	2004	2005	2006	2007(1)	of 2008(1)(2)

GDP (constant 2003 prices)	4.0%	3.1%	4.9%	3.2%	2.7%
Primary Activities:
Agriculture, forestry, fishing and hunting	2.5	(2.6)	6.4	2.0	1.8
Secondary Activities:
Mining	1.3	(0.3)	1.4	(3.4)	(7.5)
Utilities	4.0	2.0	12.2	7.2	7.4
Construction	5.3	2.5	7.9	3.0	0.8
Manufacturing	3.9	3.6	5.2	2.7	3.3
Tertiary activities:
Wholesale and retail trade	6.9	4.6	6.2	4.1	5.2
Transportation and warehousing	5.4	3.6	5.4	3.4	3.1
Information	11.7	8.6	10.7	12.0	12.5
Finance and insurance	10.0	21.1	16.6	11.0	5.8
Real estate, rental and leasing	3.9	2.3	5.9	4.5	3.9
Professional, scientific and technical services	3.4	3.6	3.1	3.7	(2.0)
Management of companies and enterprises	7.1	4.8	20.1	1.3	3.8
Administrative and support and waste management and remediation services	3.7	3.6	3.7	1.7	1.8
Education services	0.8	2.1	0.1	2.3	1.8
Health care and social assistance	0.3	3.6	2.3	2.9	0.7
Arts, entertainment and recreation	4.8	0.7	2.3	6.5	2.3
Accommodation and food services	3.5	0.8	1.6	2.0	2.5
Other services (except public administration)	1.9	2.2	3.3	4.2	2.9
Public administration	(1.3)	2.3	(0.9)	0.0	0.0

Note: Totals may differ due to rounding.

(1)	Preliminary. Figures for the six months of 2008 are annualized.

(2)	First six months of 2008 results as compared to the same period of 2007.

(3)	Based on GDP calculated in constant 2003 pesos.

Source: National Institute of Statistics, Geography and Informatics.
Prices and Wages
Over the medium term, the Government is committed to reversing the decline in real wages experienced in the 1990s through control of inflation, a controlled gradual upward adjustment of wages and a reduction in income taxes for the lower income brackets. The fiscal and monetary policies implemented by the Government following the 1995 peso devaluation and subsequent crisis succeeded in lowering inflation (as measured by the increase in the national consumer price index, or “NCPI”) from 52.0% in 1995 to 15.7% in 1997.
Consumer inflation during 2004 was 5.2%, 1.2 percentage points higher than during 2003 and 2.2 percentage points higher than the inflation target for the year. The rise in inflation in 2004 was attributable primarily to increases in the prices of inputs and raw materials internationally.

Consumer inflation during 2005 was 3.3%, 1.9 percentage points lower than during 2004 and 0.3 percentage points higher than the inflation target for the year. The performance of inflation in 2005 was attributable primarily to two factors: the easing of several supply disturbances that had affected the economy during 2004 and the effect of the monetary policy adopted in 2005.
Consumer inflation during 2006 was 4.1%, 0.8 percentage points higher than during 2005 and 1.1 percentage points higher than the inflation target for the year. The performance of inflation in 2006 was attributable primarily to disturbances in the supply of several goods and services.
Consumer inflation during 2007 was 3.8%, 0.3 percentage points lower than during 2006 and 0.8 percentage points higher than the inflation target for the year. The performance of inflation in 2007 was attributable primarily to increases in the prices of inputs and raw materials internationally.
Inflation for the seven months ended July 31, 2008 was 2.6%, 1.6 percentage points higher than during the same period of 2007.
Producer prices (excluding the oil and services sectors) rose by 3.7% during 2007, 3.4 percentage points lower than the increase observed during 2006. This decrease was primarily attributable to lower growth in both internal demand and exports.
On January 1, 2008, the minimum wage was increased by 4.0%.
The following table shows, in percentage terms, the changes in price indices and annual increases in the minimum wage for the periods indicated.
Changes in Price Indices

	National Producer	National Consumer	Increase in
	Price Index(1)(2)	Price Index(1)	Minimum Wage

2003	6.2%	4.0%	4.5%
2004	8.0	5.2	4.3
2005	2.5	3.3	4.5
2006	7.1	4.1	4.0
2007	3.7	3.8	3.9
2008
January	0.8	0.5	4.0
February	1.1	0.3	0.0
March	1.0	0.7	0.0
April	0.7	0.2	0.0
May	0.4	(0.1)	0.0
June	0.6	0.4	0.0
July	0.9	0.6	0.0

(1)	For annual figures, change in the price index is calculated from December to December. For monthly figures, change is from the end of the previous month.

(2)	Index excludes oil and services sectors.

Sources: Banco de México; Ministry of Labor.
Interest Rates
During 2004, interest rates on 28-day Cetes averaged 6.8% and interest rates on 91-day Cetes averaged 7.1%, 0.6 percentage points higher, in each case, than the average rates during 2003. These increases in interest rates were primarily the result of nine increases in the corto, or “short,” made during 2004 by Banco de México to control monetary policy. See “Financial System—Central Bank and Monetary Policy.”
During 2005, interest rates on 28-day Cetes averaged 9.2% and interest rates on 91-day Cetes averaged 9.3%, 2.4 and 2.2 percentage points higher, respectively, than the average rates during 2004. These increases in interest rates were primarily the result of high inflationary expectations that were caused by supply disturbances experienced in 2004 and the monetary policies that were adopted in 2005 to reduce existing inflationary pressures.

During 2006, interest rates on 28-day Cetes averaged 7.2% and interest rates on 91-day Cetes averaged 7.3%, 2.0 percentage points lower, in each case, than the average rates during 2005. These decreases in interest rates were primarily the result of a reduction in inflationary pressures and the volatility of the international financial markets in the second half of the year, as well as the conclusion of the presidential election process.
During 2007, interest rates on 28-day Cetes averaged 7.2% and interest rates on 91-day Cetes averaged 7.4%, the same as the average rate on 28-day Cetes and 0.1 percentage points higher than the average rate on 91-day Cetes during 2006. These increases in interest rates were primarily the result of an increase in inflationary pressures and the volatility of the international financial markets due to the U.S. subprime crisis.
During the first seven months of 2008, interest rates on 28-day Cetes averaged 7.5% and interest rates on 91-day Cetes averaged 7.7%, as compared with average rates on 28-day and 91-day Cetes of 7.1% and 7.3%, respectively, during the same period of 2007. On August 26, 2008, the 28-day Cetes rate was 8.2% and the 91-day Cetes rate was 8.3%.
Since March 1995, Banco de México has published an interest rate called the tasa de interés interbancaria de equilibrio (the equilibrium interest rate, or “TIIE”). The TIIE is calculated for 28 days and 91 days as the interest rate at which the supply and demand for funds in the domestic financial market reach equilibrium. By contrast, the costo porcentual promedio (the average weighted cost of term deposits for commercial banks, or “CPP”), an alternative measure of interest rates, lags somewhat behind current market conditions.
The following table sets forth the average interest rates per annum on 28-day and 91-day Cetes, the CPP and the 28-day and 91-day TIIE for the periods indicated.
Average Cetes, CPP and TIIE Rates

	28-Day	91-Day		28-Day	91-Day
	Cetes	Cetes	CPP	TIIE	TIIE

2003:
January-June	7.5	7.6	5.4	8.2	8.5
July-December	5.0	5.4	3.5	5.5	5.9
2004:
January-June	6.0	6.2	4.1	6.3	6.6
July-December	7.6	8.0	5.2	8.0	8.3
2005:
January-June	9.4	9.6	6.4	9.7	9.8
July-December	9.0	9.1	6.5	9.5	9.4
2006:
January-June	7.4	7.4	5.4	7.7	7.8
July-December	7.0	7.2	4.9	7.3	7.6
2007:
January-June	7.1	7.3	4.9	7.5	7.7
July-December	7.3	7.5	5.1	7.8	7.9
2008:
January	7.4	7.6	5.2	7.9	8.0
February	7.4	7.5	5.4	7.9	7.9
March	7.4	7.5	5.4	7.9	7.9
April	7.4	7.5	5.5	7.9	8.0
May	7.4	7.6	5.5	7.9	8.0
June	7.6	7.8	5.5	8.0	8.1
July	7.9	8.2	5.7	8.3	8.5

Source: Banco de México.

Employment and Labor
The number of permanent workers insured by the Instituto Mexicano del Seguro Social (the Mexican Institute of Social Security), which is an indicator of employment in the “formal” sector of the economy, was 12,628,392 in December 2007, an increase of 465,425 from the level recorded at the end of 2006. According to preliminary information, the open unemployment rate2 (Tasa de Desocupación Abierta) was 3.4% in December 2007, or 0.1 percentage points lower than the rate registered in December 2005. In 2007, the average unemployment rate was 3.7%, an increase of 0.1 percentage points from the average in 2006.
Unemployment has been and continues to be particularly widespread in rural areas, where, according to the 2005 housing and population census, approximately 23.5% of the population resides. Since the early 1990s, Mexico’s trade liberalization policies and the implementation of NAFTA have produced structural changes in the economy that have generated unemployment. Mexico does not have an unemployment benefits scheme or a fully developed social welfare system. The Government is committed to fostering an economic environment that will generate employment opportunities for the large number of people expected to enter the labor force in the medium term. However, the Government recognizes that addressing Mexico’s significant unemployment and underemployment problem is likely to continue to be an important challenge.
In some regions of Mexico, especially where industrial growth has been rapid, industry has experienced a shortage of skilled labor and management personnel, as well as high turnover rates. Since 1978, the Government has sought to address these problems through legislation requiring in-house training programs, the costs of which are tax deductible. The Government recognizes that further significant investment in worker training will be required.
A significant portion of the Mexican work force is unionized. Mexican labor legislation requires that collective bargaining agreements be renewed at least every two years (with wages subject to renegotiation annually) and contains certain legal limitations on strikes. Approximately 0.005% of total working days in 2007 was lost due to strikes, down from the 0.019% registered in 2006.
Mexico’s minimum wage is set by the National Wage Commission, which consists of representatives of business, labor and the Government. Mexican law requires industry to provide substantial worker benefits, including mandatory profit sharing through a distribution of 10% of pre-tax profits to workers. Other benefits include mandatory participation in the pension fund and worker housing fund systems. The minimum wage was increased by 4.0% on January 1, 2008.
The Ley del Seguro Social (Social Security Law) and Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (Law of the Institute for Social Security and Social Services of Government Workers), which we refer to collectively as the Social Security Laws, require employers (including government entity employers) to deposit with a credit institution selected by the employer an amount equal to 2% of each worker’s base salary. The amount contributed on behalf of each worker forms a retirement sub-account that, together with the housing sub-account described below, constitutes a single account for each worker. Sums contributed to a worker’s retirement sub-account may be withdrawn only when the worker retires or becomes permanently disabled. In addition, beginning in 1997, each worker has been allowed to maintain an independent retirement account managed by an approved retirement fund manager. The retirement fund managers are financial institutions established, subject to Government approval, to administer individual pension accounts and manage mutual funds known as Sociedades de Inversión Especializadas de Fondos para el Retiro (Specialized Retirement Mutual Investment Funds). A majority of the outstanding shares of each retirement fund manager must be owned by Mexican persons, and no single person may acquire control over more than 10% of any class of shares. This retirement savings system was designed both to improve the economic condition of Mexican workers and to promote long-term savings in the economy, providing financing for investment projects in both the public and private sectors.

[2]	In October of 2005, the INEGI restated unemployment figures for 2000-2005 based on a new methodology for calculating the open unemployment rate. The new methodology aims to conform with standards established by the OECD and to facilitate compatibility internationally. The unemployment rate is a measure of the proportion of unemployed persons during the reference period that are older than 14 years of age and actively sought work during the preceding month, relative to the economically active population, i.e., all persons older than 14 who worked during the reference period, or were unemployed during the reference period and actively sought work during the preceding month.

The Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (“ISSSTE Law”) became effective on March 31, 2007. It will transform the federal employee pension system from a pay-as-you-go system into a fully funded one. This will be essential in helping the Federal Government to address the difficult financial situation of the Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (“ISSSTE”), and of the healthcare and pension systems for federal employees.
The ISSSTE Law provides ISSSTE with additional means to accomplish its goals. It should also contribute to economic growth and social welfare by increasing domestic savings, especially long-term savings, and should over time reduce ISSSTE’s costs. The new law gives workers the right to transfer their retirement contributions and seniority credits between the private and public healthcare and pension systems, encouraging movement between the private and public sectors.
The ISSSTE Law should also improve the effectiveness of the healthcare and pension systems for federal employees and their families. Among the most significant changes it makes is the clustering of 21 existing insurance programs into the following four accounts: (1) retirement, (2) life and disability, (3) worker’s compensation, and (4) healthcare. It also creates “PENSIONISSSTE,” a state-owned entity that, together with private pension funds (Administradoras de Fondos de Ahorro para el Retiro), will manage federal employees’ individual accounts.
The Instituto del Fondo Nacional de la Vivienda para los Trabajadores (the National Workers’ Housing Fund Institute, or “Housing Fund Institute”) was created in 1972 in order to administer housing programs for workers and address the shortage of housing. This shortfall was estimated at 4.3 million housing units as of December 2007, based on data from the 2000 census. The Housing Fund Institute acts as a financial intermediary, extending credit to workers for the construction and purchase of homes. Currently, employers are required to contribute an amount equal to 5% of each worker’s base salary to a housing sub-account with a banking institution. As with the retirement sub-accounts, the funds contributed are deductible from the employer’s current income for tax purposes. These funds are in turn required to be deposited to an account of the Housing Fund Institute at Banco de México. Upon a worker’s receipt of a loan from the Housing Fund Institute for the purchase or construction of a home, any amounts in the worker’s housing sub-account are available for financing the down payment on the home. Unused amounts may be withdrawn by the worker upon retirement or permanent disability.
At December 31, 2007, funds totaling approximately Ps. 146.9 billion had been deposited in the pension and housing funds, Ps. 59.6 billion of which corresponded to deposits in workers’ retirement sub-accounts and Ps. 87.3 billion of which corresponded to deposits in workers’ housing sub-accounts.
At December 31, 2007, 21 million individual retirement accounts had been established with Administradoras de Fondos para el Retiro (pension fund management companies, or “AFORES”). At December 31, 2007, the total amount of funds accumulated in the individual accounts of workers with AFORES (including transfers from the pension sub-accounts established with banks under the old Social Security Laws, direct contributions under the new pension system) and in housing sub-accounts managed by the Housing Fund Institute was Ps. 1,199.9 billion.
At December 31, 2007, the assets managed by AFORES in mutual funds totaled Ps. 829.5 billion. The mutual funds may invest up to 100% of the funds they hold in Mexican Government debt securities, up to 100% in securities issued by private sector companies, depending on the credit rating of the issuer, and up to 20% in foreign currency-denominated securities, depending on the credit rating of the issuer. At December 31, 2007, 69.3% of the total portfolio of the mutual funds was invested in Mexican Government securities, while the remaining 30.7% was invested in private sector, bank or local government securities.
On July 19, 2007, the Comisión Nacional del Sistema de Ahorro para el Retiro (the National Commission of the System of Savings for Retirement or “CONSAR”) approved a new investment regime (Circular CONSAR 15-19) through which each AFORE will be allowed to offer five different types of funds (instead of two) with varying levels of risk designed for certain age groups. These new funds will range from Fund 5 (intended for workers aged 26 or less) with up to 30 percent in equities to Fund 1 (targeted toward workers aged 56 or more) with fixed income and international investments, broadening the investment options that AFORES may offer.

PRINCIPAL SECTORS OF THE ECONOMY3
Manufacturing
The manufacturing sector grew by 3.9% in real terms during 2004, as compared to 2003, due primarily to the recovery of external demand from the United States. Seventeen manufacturing sectors experienced growth during 2004: food manufacturing grew by 3.3%; beverage and tobacco product manufacturing grew by 7.3%; textile mills grew by 3.7%; textile product mills grew by 6.5%; leather and allied product manufacturing grew by 1.0%; paper manufacturing grew by 4.8%; petroleum and coal products manufacturing grew by 11.3%; chemical manufacturing grew by 3.3%; plastics and rubber products manufacturing grew by 3.0%; nonmetallic mineral product manufacturing grew by 4.8%; primary metals manufacturing grew by 3.8%; fabricated metal product manufacturing grew by 10.7%; machinery manufacturing grew by 7.7%; electrical equipment, appliance and component manufacturing grew by 7.8%; transportation equipment manufacturing grew by 5.4%; furniture and related product manufacturing grew by 2.3%; and miscellaneous manufacturing grew by 5.4%, each in real terms. In contrast, wood product manufacturing decreased by 0.2%; printing and related support activities decreased by 3.2%; and computer and electronic product manufacturing decreased by 7.0%, each in real terms. In addition, the apparel manufacturing sector remained stable.
The manufacturing sector grew by 3.6% in real terms during 2005, as compared to 2004, due primarily to the growth of exports, particularly in the automotive industry. Sixteen manufacturing sectors experienced growth during 2005: food manufacturing grew by 2.6%; beverage and tobacco product manufacturing grew by 7.1%; leather and allied product manufacturing grew by 2.3%; paper manufacturing grew by 3.3%; printing and related support activities grew by 2.4%; chemical manufacturing grew by 2.8%; plastics and rubber products manufacturing grew by 3.7%; nonmetallic mineral product manufacturing grew by 6.3%; primary metals manufacturing grew by 6.1%; fabricated metal product manufacturing grew by 8.6%; machinery manufacturing grew by 6.9%; computer and electronic product manufacturing grew by 3.8%; electrical equipment, appliance and component manufacturing grew by 1.6%; transportation equipment manufacturing grew by 5.1%; furniture and related product manufacturing grew by 0.7%; and miscellaneous manufacturing grew by 4.6%, each in real terms. In contrast, textile mills decreased by 5.5%; textile product mills decreased by 0.1%; apparel manufacturing decreased by 4.0%; wood product manufacturing decreased by 1.1%; and petroleum and coal products manufacturing decreased by 2.2%, each in real terms.
The manufacturing sector grew by 5.2% in real terms during 2006, as compared to 2005, due primarily to the growth of the in-bond sector and to the growth of the processing industry. Eighteen manufacturing sectors experienced growth during 2006: food manufacturing grew by 1.4%; beverage and tobacco product manufacturing grew by 5.1%; textile product mills grew by 4.4%; leather and allied product manufacturing grew by 0.3%; wood product manufacturing grew by 2.4%; paper manufacturing grew by 3.0%; printing and related support activities grew by 5.1%; petroleum and coal products manufacturing grew by 2.5%; chemical manufacturing grew by 2.8%; plastics and rubber products manufacturing grew by 0.5%; nonmetallic mineral product manufacturing grew by 6.5%; primary metal manufacturing grew by 5.4%; fabricated metal product manufacturing grew by 9.7%; machinery manufacturing grew by 2.0%; computer and electronic product manufacturing grew by 4.7%; electrical equipment, appliance and component manufacturing grew by 3.5%; transportation equipment manufacturing grew by 15.6%; and miscellaneous manufacturing grew by 8.9%, each in real terms. In contrast, textile mills decreased by 0.8%; apparel manufacturing decreased by 2.0%; and furniture and related product manufacturing decreased by 2.2%, each in real terms.

[3]	On April 2008, Mexico’s Sistema de Cuentas Nacionales (SCNM) adopted a new industry classification system following the 2007 North American Industry Classification System (NAICS) and the United Nation’s Central Product Classification (CPC). The new classification increases the number of activities classified from 362 to 750 and includes 869 products.

According to preliminary figures, the growth of the manufacturing sector slowed to 2.7% in real terms during 2007, as compared to 2006, due to an important deceleration of the automotive industry. In particular, the growth of the number of motor vehicles produced in Mexico slowed to 2% in real terms, after it had grown by 21.1% percent in 2006. Eleven manufacturing sectors experienced growth during 2007: food manufacturing grew by 2.1%; beverage and tobacco product manufacturing grew by 1.1%; paper manufacturing grew by 2.5%; chemical manufacturing grew by 0.7%; plastics and rubber products manufacturing grew by 4.3%; nonmetallic mineral product manufacturing grew by 2.6%; machinery manufacturing grew by 2.6%; computer and electronic product manufacturing grew by 1.0%; electrical equipment, appliance and component manufacturing grew by 0.9%; transportation equipment manufacturing grew by 12.7%; and furniture and related product manufacturing grew by 1.1%, each in real terms. In contrast, textile mills decreased by 2.5%; textile product mills decreased by 6.4%; apparel manufacturing decreased by 7.6%; leather and allied product manufacturing decreased by 0.7%; wood product manufacturing decreased by 5.9%; printing and related support activities decreased by 4.5%; petroleum and coal products manufacturing decreased by 2.0%; primary metal manufacturing decreased by 1.4%; fabricated metal product manufacturing decreased by 0.4%; and miscellaneous manufacturing decreased by 0.1%, each in real terms.
According to preliminary figures, the manufacturing sector grew by 2.7% in real terms during the first three months of 2008 as compared to same period of 2007. Nine manufacturing sectors experienced growth during the first three months of 2008: food manufacturing grew by 2.0%; beverage and tobacco product manufacturing grew by 0.8%; paper manufacturing grew by 2.7%; printing and related support activities grew by 5.2%; plastics and rubber products manufacturing grew by 2.3%; primary metal manufacturing grew by 0.2%; machinery manufacturing grew by 1.8%; electrical equipment, appliance and component manufacturing grew by 5.8%; and transportation equipment manufacturing grew by 21.7%, each in real terms. In contrast, textile mills decreased by 10.7%; textile product mills decreased by 7.8%; apparel manufacturing decreased by 9.0%; leather and allied product manufacturing decreased by 2.0%; wood product manufacturing decreased by 14.3%; petroleum and coal products manufacturing decreased by 5.8%; chemical manufacturing decreased by 1.7%; nonmetallic mineral product manufacturing decreased by 1.8%; fabricated metal product manufacturing decreased by 3.7%; computer and electronic product manufacturing decreased by 14.3%; furniture and related product manufacturing decreased by 0.6%; and miscellaneous manufacturing decreased by 3.7%, each in real terms.

The following table shows the value of industrial manufacturing output and the percentage of total output accounted for by each manufacturing sector in constant 2003 prices.
Industrial Manufacturing Output

	2003		2004		2005		2006		2007(1)		2003	2007(1)
	(in billions of pesos)(2)										(% of total)
Food Manufacturing	Ps.	301.4	Ps.	311.4	Ps.	319.6	Ps.	324.0	Ps.	330.8	22.4%	21.1%
Beverage and Tobacco Product Manufacturing		76.1		81.6		87.4		91.9		92.9	5.7	5.9
Textile Mills		16.5		17.1		16.2		16.0		15.6	1.2	1.0
Textile Product Mills		6.2		6.6		6.6		6.9		6.5	0.5	0.4
Apparel Manufacturing		44.5		44.5		42.8		41.9		38.8	3.3	2.5
Leather and Allied Product Manufacturing		19.3		19.5		19.9		20.0		19.8	1.4	1.3
Wood Product Manufacturing		17.3		17.3		17.1		17.5		16.5	1.3	1.1
Paper Manufacturing		28.8		30.2		31.2		32.1		32.9	2.1	2.1
Printing and Related Support Activities		12.3		11.9		12.2		12.8		12.2	0.9	0.8
Petroleum and Coal Products Manufacturing		41.2		45.8		44.8		45.9		45.0	3.1	2.9
Chemical Manufacturing		135.2		139.7		143.5		147.6		148.6	10.1	9.5
Plastics and Rubber Products Manufacturing		37.6		38.7		40.1		40.3		42.1	2.8	2.7
Nonmetallic Mineral Product Manufacturing		86.9		91.0		96.8		103.0		105.7	6.5	6.8
Primary Metal Manufacturing		78.8		81.9		86.8		91.5		90.2	5.9	5.8
Fabricated Metal Product Manufacturing		40.9		45.3		49.2		54.0		53.8	3.0	3.4
Machinery Manufacturing		30.5		32.8		35.1		35.8		36.7	2.3	2.3
Computer and Electronic Product Manufacturing		75.7		70.5		73.1		76.5		77.3	5.6	4.9
Electrical Equipment, Appliance and Component Manufacturing		42.0		45.2		46.0		47.6		48.0	3.1	3.1
Transportation Equipment Manufacturing		206.5		217.6		228.7		264.3		297.8	15.3	19.0
Furniture and Related Product Manufacturing		21.1		21.6		21.8		21.3		21.5	1.6	1.4
Miscellaneous Manufacturing		26.5		28.0		29.2		31.9		31.8	2.0	2.0

Total	Ps.	1,345.4	Ps.	1,398.3	Ps.	1,448.1	Ps.	1,522.9	Ps.	1,564.5	100.0%	100.0%

Note: Totals may differ due to rounding.

(1)	Preliminary.

(2)	Constant pesos with purchasing power at December 31, 2003.

Source: National Institute of Statistics Geography and Informatics.
To take advantage of lower manufacturing overhead, particularly with respect to labor costs, and Mexico’s long common border with the United States, the Government has encouraged the development of in-bond industries since the early 1980s. Companies in these industries are permitted to import duty-free all machinery, equipment and materials used to produce goods for re-export. These products include auto parts, electronic items, food, household appliances, finished textiles and toys. See “External Sector of the Economy—In-bond Industry.”
Most of the growth in Mexico’s manufacturing output since 1987 has resulted from increased production by plants located outside of the Valley of Mexico (where Mexico City is located). However, a significant portion of Mexico’s manufacturing output still originates from plants located in this area. In an effort to address the high pollution levels in the Valley of Mexico, the authorities have implemented regulations that require certain types of plants to reduce operations or close temporarily when the concentration of pollutants in the air rises to certain levels. The authorities ordered industrial plants in the Valley of Mexico to reduce operations for one day in each of 2002, 2003 and 2005, for two days in 2006 and for three days in 2007, due to high pollution levels. No restrictions were ordered in 2000, 2001 or 2004 due to lower than anticipated pollution levels during those years. The Government has also followed a general policy of discouraging industry from constructing new plants in the Valley of Mexico or other major industrial cities, such as Monterrey and Guadalajara.

The concentration of industry in the Valley of Mexico, together with Mexico City’s climatic and demographic characteristics, contribute to high levels of suspended particles, sulfur dioxide (a gaseous by-product of the combustion of diesel fuel and fuel oil), airborne lead (released as a gas when leaded gasoline is burned and released in particulate form by industry), carbon monoxide (produced by the incomplete combustion of gasoline) and ozone (resulting from the combination of nitrous oxides, hydrocarbons and solar radiation). While the various means of transportation in and around Mexico City account for the vast majority of the air pollution in Mexico City and, indirectly, for the vast majority of ozone present in the atmosphere (and are thus the main target of anti-pollution programs), industry also produces a significant amount of pollution.
In addition to the existing anti-pollution regulations issued pursuant to the Ley General de Equilibrio Ecológico y la Protección al Ambiente (Law of Ecologic Equilibrium and the Protection of the Environment), on March 11, 1992, the Government, through the Metropolitan Pollution Commission of the Valley of Mexico, entered into an agreement with representatives of industries located in the Valley of Mexico to coordinate and intensify measures to control and reduce the pollution generated by these industries.
Moreover, the use of catalytic converters in cars has been phased in, and, starting with the 1993 model year, all new cars driven in Mexico City are required to be equipped with emissions control equipment that meets U.S. performance standards. In 1989, Mexico City instituted a program entitled Hoy No Circula (No Driving Today), requiring that one-fifth of the city’s private vehicles be kept out of circulation each weekday. The program has periodically been expanded to remove cars from circulation two times each week, when the Government has detected high levels of pollution in the city. This program currently remains in effect in Mexico City and has been introduced in several other cities. On July 5, 2008 this program was expanded to regulate driving on Saturdays.
Petroleum and Petrochemicals
General
Since 1938, Mexican federal laws and regulations have entrusted Petróleos Mexicanos with the central planning and management of Mexico’s petroleum industry. Petróleos Mexicanos, Pemex-Exploración y Producción (Pemex-Exploration and Production), Pemex-Refinación (Pemex-Refining), Pemex-Gas y Petroquímica Básica (Pemex-Gas and Basic Petrochemicals) and Pemex-Petroquímica (Pemex-Petrochemicals) (collectively, the “subsidiary entities” and, together with Petróleos Mexicanos and its subsidiary companies, “PEMEX”) comprise Mexico’s state oil and gas company. Each of Petróleos Mexicanos and the subsidiary entities is a decentralized public entity of the Government and is a legal entity empowered to own property and carry on business in its own name. PEMEX is the largest company in Mexico and is one of the largest companies in the world.
The law establishing Petróleos Mexicanos and the subsidiary entities allocates the operating functions of PEMEX among the four subsidiary entities. This law and related regulations grant PEMEX the exclusive right to:
•	explore, exploit, refine, transport, store, distribute and sell (first-hand) crude oil;

•	explore, exploit, produce and sell (first-hand) natural gas, as well as transport and store natural gas, to the extent these activities are inextricably linked with such exploitation and production; and

•	produce, store, transport, distribute and sell (first-hand) the derivatives of petroleum (including petroleum products) and natural gas used as basic industrial raw materials that are considered “basic” petrochemicals, which include ethane, propane, butanes, pentanes, hexanes, heptanes, naphthas, carbon black feedstock and methane, but in the case of methane, only if obtained from hydrocarbons used as basic raw materials by the petrochemical industry and obtained from deposits located in Mexico.

Energy Reform
On April 8, 2008, President Felipe Calderón submitted to the Mexican Congress five bills, three of which propose amendments to the following laws:
•	the Regulatory Law to Article 27 of the Constitution Concerning Petroleum Affairs (the “Regulatory Law”);

•	the Federal Public Administration Organic Law; and

•	the Energy Regulatory Commission Law.
The other two bills propose the enactment of the following new laws:
•	the Organic Law of Petróleos Mexicanos, which will replace the current Organic Law of Petróleos Mexicanos and subsidiary entities; and

•	the Petroleum Regulatory Commission Law.
None of the five proposed bills includes an amendment to the Constitution.
In connection with the proposed bills, on May 14, 2008, President Felipe Calderón sent to the Mexican Congress a separate bill that proposes to modify the Federal Duties Law in order to create a special fiscal regime that would establish two new duties in place of the Ordinary Hydrocarbons Duty and the Hydrocarbon Duty for the Oil Revenues Stabilization Fund. These new duties would apply exclusively to exploration and exploitation of oil and gas in the Chicontepec region and deep waters in the Gulf of Mexico.
Together, these bills respond to the principal challenges faced by Mexico’s hydrocarbon sector, which is limited by the Constitution. Under the bills submitted by President Felipe Calderón, the following critical initiatives would take effect:
1.	Third parties would be permitted to engage in the transportation, storage and distribution of petroleum products and basic petrochemicals.

2.	The private sector would be permitted to participate in crude oil processing, as long as PEMEX does not transfer the ownership rights to hydrocarbons.

3.	Third parties would be able to construct, operate and own pipelines and equipment in accordance with PEMEX’s technical and regulatory framework.

4.	Compensation under construction and services contracts would be payable only in cash and in no case would ownership rights over hydrocarbons be granted.

5.	A Petroleum Commission with technical and operative autonomy would be created, to support the Ministry of Energy in strategic planning related to the energy sector. The Petroleum Commission would be composed of five members appointed by the President of Mexico.

6.	“Citizen Bonds” could be issued by PEMEX, which may be held only by Mexican citizens, retirement and pension funds in Mexico and investment companies on behalf of individuals. The face value of each “Citizen Bond” would be Ps. 100.00, and they would not grant any equity or voting rights in PEMEX; however, the bonds’ return would be linked to PEMEX’s performance.

7.	An additional commissioner would be appointed for the purpose of representing the interests of the “Citizen Bond” holders and to issue reports on the accuracy, fairness and sufficiency of the information submitted by the Board of Directors of Petróleos Mexicanos.

8.	PEMEX would be granted greater administrative autonomy in adopting corporate governance practices in line with international standards.
The Mexican Congress is currently debating the proposed energy reform bill, and the PRI has prepared an alternative energy reform bill. We can give no assurance as to whether an energy reform bill will be passed or, if passed, what the final terms will be.
Results of Operations
Based on the audited consolidated financial statements of Petróleos Mexicanos, its four subsidiary entities, Pemex-Exploración y Producción (Pemex-Exploration and Production), Pemex-Refinación (Pemex-Refining), Pemex-Gas y Petroquímica Básica (Pemex-Gas and Basic Petrochemicals) and Pemex-Petroquímica (Pemex-Petrochemicals), and its subsidiary companies (collectively, “PEMEX”), PEMEX’s total sales revenues, expressed in constant pesos with purchasing power at December 31, 2007, amounted to Ps. 1,136.0 billion during 2007, an increase of 2.9% as compared with total sales revenues during 2006 of Ps. 1,103.5 billion. Total sales revenue did not include the Impuesto Especial sobre Producción y Servicios (“IEPS”) tax in either 2006 or 2007 because the IEPS tax rate was negative during both years.
Domestic sales increased by 4.4% in 2007, from Ps. 567.3 billion in 2006 to Ps. 592.0 billion in 2007, due to a 5.0% increase in sales of refined products, a 1.7% increase in natural gas sales and a 0.4% increase in petrochemical sales. In 2007, total consolidated export sales (with dollar-denominated export revenues translated to pesos at the exchange rate on the date on which the export sale was made) increased by 1.5%, from Ps. 535.1 billion in 2006 to Ps. 542.9 billion in 2007, primarily as a result of a 16.2% increase in the weighted average price of crude oil exported by PEMEX, which was partially offset by a 5.9% decrease in the volume of crude oil exports, a 6.0% decrease in the volume of refined products exported by PEMEX and a 9.4% decrease in the volume of petrochemical products exported by PEMEX.
During 2007, PEMEX incurred in a net loss, as calculated in accordance with Mexican Financial Reporting Standards, amounting to Ps. 18.3 billion, as compared with net income of Ps. 47.0 billion during 2006. This reversal from net income to net loss resulted primarily from a Ps. 13.8 billion, or 2.3%, decrease in operating income resulting from a Ps. 42.4 billion, or 10.1%, increase in cost of sales and a Ps. 4.0 billion, or 4.9%, increase in general expenses; a Ps. 4.5 billion, or 45.0%, decrease in income from non-consolidated entities; and a Ps. 72.5 billion, or 12.0%, increase in taxes and duties, which were only partially offset by a Ps. 21.8 billion, or 35.6%, increase in other revenues (primarily due to a greater IEPS tax credit) and a Ps. 3.8 billion, or 15.9%, decrease in comprehensive financing cost, in each case as compared to 2006.
Based on the unaudited summary consolidated financial statements of PEMEX, PEMEX’s total sales revenues during the first six months of 2008, expressed in nominal pesos, were Ps. 693.0 billion, an increase of 30.9% from total sales revenues, expressed in constant pesos with purchasing power at December 31, 2007, in the first six months of 2007 of Ps. 529.6 billion. Total sales revenues did not include the IEPS Tax in either the first half of 2007 or the first half of 2008 because the IEPS tax rate was negative during both periods.
Domestic sales increased by 18.7% in the first six months of 2008, from Ps. 287.8 billion in the first six months of 2007 to Ps. 341.6 billion in the first six months of 2008, due to a 14.4% increase in sales of petroleum products, a 38.2% increase in sales of natural gas and a 33.3% increase in petrochemicals sales. In the first six months of 2008, total consolidated export sales (with dollar-denominated export revenues translated to pesos at the exchange rate on the date on which the export sale was made) increased by 45.5%, from Ps. 241.2 billion in the first six months of 2007 to Ps. 350.9 billion in the first six months of 2008, primarily due to a 46.3% increase in export sales of crude oil and condensates and a 56.2% increase in export sales of petroleum products, which were partially offset by a 67.5% decrease in export sales of natural gas. The increase in export sales of crude oil and petroleum products was attributable to higher crude oil and product prices, which were partially offset by a 15.3% decrease in the volume of crude oil exports and a 10.5% decrease in the volume of petroleum product exports in the first half of 2008.

In the first six months of 2008, PEMEX reported net income of Ps. 19.9 billion on Ps. 693.0 billion in total sales revenues, as compared with net income of Ps. 27.8 billion on Ps. 529.6 billion in total sales revenues in the first six months of 2007. The 28.4% decrease in net income resulted primarily from a Ps. 151.6 increase in taxes and duties, which more than offset a Ps. 73.2 billion increase in operating income and a Ps. 63.9 increase in other net revenues, in each case as compared to the first six months of 2007.
Reserves
Under the Constitution and the Regulatory Law, all oil and other hydrocarbon reserves within Mexico are owned by the Mexican nation and not by PEMEX. Under the Organic Law establishing them, Petróleos Mexicanos and the subsidiary entities (except for Pemex-Petrochemicals) have the exclusive right to produce, not own, these reserves, and sell the resulting production. The exploration and development activities of Petróleos Mexicanos and the subsidiary entities are limited to reserves located in Mexico.
Proved oil and gas reserves are those estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions—i.e., prices and costs at the date of estimation. Mexico’s proved reserves are estimated by Pemex-Exploration and Production’s technical staff.
Pemex-Exploration and Production estimates Mexico’s reserves using standard geological and engineering methods generally accepted by the petroleum industry. The choice of method or combinations of methods employed in the analysis of each reservoir is determined by experience in the area, stage of development, quality and completeness of basic data and production and pressure histories.
The reserves data set forth herein represents only estimates. Reserves evaluation is a subjective process of estimating underground accumulations of crude oil and natural gas that cannot be measured in an exact manner. The accuracy of any reserve estimate depends on the quality of available data, engineering and geological interpretation and professional judgment. As a result, estimates of different engineers may vary. In addition, the results of drilling, testing and producing subsequent to the date of an estimate may lead to the revision of an estimate.
Mexico’s total proved developed and undeveloped reserves of crude oil, condensates and liquefiable hydrocarbons recoverable from processing plants decreased by 5.2% in 2007, from 12,849 million barrels of oil at December 31, 2006 to 12,187 million barrels of oil at December 31, 2007. Mexico’s proved developed reserves of crude oil, condensates and liquefiable hydrocarbons recoverable from processing plants decreased by 6.0% in 2007, from 8,978 million barrels of oil at December 31, 2006 to 8,436 million barrels of oil at December 31, 2007. Mexico’s total proved developed and undeveloped dry gas reserves decreased by 5.0% in 2007, from 13,856 billion cubic feet at December 31, 2006 to 13,162 billion cubic feet at December 31, 2007. Mexico’s proved developed dry gas reserves decreased by 6.0% in 2007, from 8,688 billion cubic feet at December 31, 2006 to 8,163 billion cubic feet at December 31, 2007.

The following two tables of crude oil and dry gas reserves set forth PEMEX’s estimates of Mexico’s proved reserves determined in accordance with Rule 4-10(a) of Regulation S-X of the Securities Act of 1933.
Crude Oil and Condensate Reserves
(including natural gas liquids)(1)

	2003	2004	2005	2006	2007
	(in millions of barrels)
Proved developed and undeveloped reserves
At January 1	17,196	16,041	14,803	13,671	12,849
Revisions(2)	120	(109)	165	425	455
Extensions and discoveries	84	245	57	86	150
Production	(1,359)	(1,374)	(1,354)	(1,332)	(1,268)

At December 31	16,041	14,803	13,671	12,849	12,187

Proved developed reserves at December 31	10,473	9,745	9,617	8,978	8,436

Note: Numbers may not total due to rounding.

(1)	Crude oil and condensate reserves include the fraction of liquefiable hydrocarbons recoverable in natural gas processing plants.

(2)	Revisions include positive and negative changes due to new data from well drilling and revisions made when actual reservoir performance differs from expected performance.

Source: Pemex-Exploration and Production.
Dry Gas Reserves(1)

	2003	2004	2005	2006	2007
	(in billions of cubic feet)
Proved developed and undeveloped reserves
At January 1	14,985	14,850	14,807	14,557	13,856
Revisions(2)	695	547	640	280	879
Extensions and discoveries	354	641	415	505	171
Production(3)	(1,184)	(1,231)	(1,305)	(1,487)	(1,744)

At December 31	14,850	14,807	14,557	13,856	13,162

Proved developed reserves at December 31	8,094	8,325	8,888	8,688	8,163

Note: Numbers may not total due to rounding.

(1)	To convert dry gas to barrels of oil equivalent, a factor of 5.201 thousand cubic feet of dry gas per barrel of oil is used.

(2)	Revisions include positive and negative changes due to new data from well drilling and revisions made when actual reservoir performance differs from expected performance.

(3)	Production refers to dry gas, although natural gas production reported in other tables refers to sour wet gas. There is a shrinkage in volume when natural gas liquids and impurities are extracted to obtain dry gas. Therefore, reported natural gas volumes are greater than dry gas volumes.

Source: Pemex-Exploration and Production.
Exploration and Drilling
PEMEX seeks to identify new oil reservoirs through its exploration program in order to increase the future replacement rate of proved reserves. From 1990 through 2007, PEMEX completed 5,875 exploration and development wells. During 2007, the average success rate for exploration wells was 49% and the average success rate for development wells was 94%. From 2003 to 2007, PEMEX discovered 28 new crude oil fields and 72 new natural gas fields, bringing the total number of PEMEX’s crude oil and natural gas fields in production to 352 at the end of 2007.
The 2007 exploration program was comprised of exploration in both onshore and offshore regions, including the deep waters in the Gulf of Mexico, where PEMEX discovered new reservoirs that represent new drilling opportunities. The exploratory activity yielded 182.8 million barrels of crude oil equivalent of proved reserves in 2007. A total of 14 fields were discovered, ten of which contain non-associated gas and four of which contain crude oil. In addition, within the currently producing fields, seven reservoirs were discovered, four of which contain non-associated gas and three of which contain crude oil. Exploration in deep waters continued and new reservoirs of non-associated gas were discovered with the drilling of the Lalail-1 well in the mid-Miocene. PEMEX also continued its main seismic data acquisition activities, in particular, those related to three-dimensional seismic data. PEMEX acquired 11,849 square kilometers of three-dimensional seismic data in 2007, of which 75% was in the deep waters of the Gulf of Mexico.

The following table summarizes PEMEX’s drilling activity for the five years ended December 31, 2007.

	Year Ended December 31,
	2003	2004	2005	2006	2007

Wells drilled	653	733	759	672	615
Exploratory wells drilled	96	105	73	58	49
Development wells drilled	557	628	686	614	566
Wells completed	593	727	742	656	659
Exploratory wells	88	103	74	69	49
Exploratory productive wells(1)	53	42	39	32	24
Success rate %	60	41	53	46	49
Development wells	505	624	668	587	610
Development productive wells	455	581	612	541	569
Success rate %(2)	90	93	92	92	94
Producing wells (annual averages) (3)	4,941	5,286	5,682	6,080	6,280
Marine region	369	380	388	411	434
Southern region	979	935	959	958	926
Northern region	3,593	3,972	4,335	4,711	4,920
Producing wells (at year end)	4,870	5,217	5,671	5,998	5,941
Producing fields	340	355	357	364	352
Marine region	23	25	29	30	30
Southern region	102	97	84	88	87
Northern region	215	233	244	246	235
Drilling Rigs	101	132	116	103	116
Kilometers drilled	1,763	2,106	2,004	1,858	1,798
Average depth by well (meters)	2,904	2,692	2,828	2,771	2,744
Discovered fields(4)	33	24	16	13	14
Crude oil	11	8	3	2	4
Natural gas	22	16	13	11	10
Crude oil and natural gas output by well (barrels per day)	880	833	774	729	699

Note: Numbers may not total due to rounding.

(1)	Excludes non-commercial productive wells.

(2)	Excludes injector wells.

(3)	In May 2008, the monthly average of total producing wells was 6,427.

(4)	Includes only fields with proved reserves.

Source: Pemex-Exploration and Production.
Production and Refining
PEMEX produces four types of crude oil: Maya, a heavy crude oil; Altamira, a heavy crude oil; Isthmus, a light crude oil and Olmeca, a very light crude oil. Most of PEMEX’s production consists of Isthmus and Maya crude oil. In 2007, 66% of Pemex-Exploration and Production’s total production of crude oil consisted of heavy crudes and 34% consisted of light and very light crudes. In 2007, PEMEX produced an average of 3,082 thousand barrels per day of crude oil, 5.3% less than PEMEX’s average daily production in 2006 of 3,256 thousand barrels per day of crude oil. The decrease was mainly due to the natural decline of production in the Cantarell complex. Shutdowns of wells in the offshore regions as a result of adverse weather conditions, maintenance and inventory accumulations also contributed to the decline.
PEMEX’s average natural gas production (excluding natural gas liquids) increased by 13.1% in 2007, from 5,356 million cubic feet per day in 2006 to 6,059 million cubic feet per day in 2007, while condensates processing in 2007 was 21.8% less than in 2006. Refined products production decreased by 1.3% in 2007, from 1,330 thousand barrels per day in 2006 to 1,312 thousand barrels per day in 2007.

The following table sets forth production rates for crude oil, natural gas, refined products and petrochemicals.
Production

	Year Ended December 31,
	2003	2004	2005	2006	2007
Crude oil (tbpd)	3,371	3,383	3,333	3,256	3,082
Natural gas(1) (mmcfpd)	4,498	4,573	4,818	5,356	6,059
Refined products(2) (tbpd)	1,343	1,361	1,338	1,330	1,312
Petrochemicals(3) (ttpy)	10,298	10,731	10,603	10,961	11,756

Notes: Totals may differ due to rounding.

mmcfpd = million cubic feet per day.

tbpd = thousand barrels per day.

ttpy = thousand tons per year.

(1) Reflects natural gas production by Pemex-Exploration and Production.

(2) Includes natural gas liquids.

(3) These figures include petrochemical products manufactured by Pemex-Petrochemicals, those manufactured by Pemex-Refining and ethane and sulfur produced by Pemex-Gas and Basic Petrochemicals.

Source: PEMEX’s December 2006 Indicadores Petroleros.
Petrochemicals
PEMEX produces basic inputs into the petrochemical production process (such as ethane, butane, natural gas liquids and pentanes), other inputs (such as oxygen, nitrogen and hydrogen), petrochemicals (such as methane derivatives, ethylene and its derivatives, aromatics and their derivatives and propylene and its derivatives) and by-products obtained in the petrochemical production process (such as hydrochloric acid and sulfur).
PEMEX’s total petrochemical production increased by 7.3%, from 10,961 thousand tons in 2006 to 11,756 thousand tons in 2007.
Under Mexican law, the right to manufacture “basic” petrochemical products is vested solely in the Mexican nation, which may produce them only through PEMEX or any other decentralized public entity established by law for this purpose. Basic petrochemical products have traditionally been defined as those which result from the first physical or chemical transformation of crude oil and those considered to be strategic. Since 1996, only nine products—ethane, propane, butane, pentanes, hexane, heptane, naphthas, carbon black feedstock and methane (but, in the case of methane, only if obtained from hydrocarbons used as basic raw materials by the petrochemical industry from deposits in Mexico)—have been considered “basic” petrochemicals.
Since the end of 1993, Mexican law has permitted private investment in the manufacture of “secondary” petrochemical products. These are defined to include all petrochemical products not designated “basic” by the Ministry of Energy. Both foreign and domestic private investors may own 100% of any petrochemical plant producing secondary petrochemicals, and companies engaged in the production of secondary petrochemicals which produce basic petrochemicals as by-products may now sell them in the production process within plants in the same unit or complex, or deliver them to PEMEX pursuant to an agreement and under terms established by the Ministry of Energy. As a result, PEMEX no longer has a monopoly on the production and initial sale of most petrochemicals in Mexico.
Commercial Activities
Besides crude oil and natural gas, PEMEX markets a full range of oil and gas derivatives in Mexico, including gasoline, jet fuels, diesel, fuel oil and petrochemicals. PEMEX supplies the majority of Mexico’s primary energy requirements. PEMEX is one of a few major producers of crude oil worldwide that experiences significant domestic demand for its refined products.
PEMEX sells approximately 44% of its crude oil in the domestic market in the form of refined products and petrochemicals; it exports the remainder of the crude oil (1.79 million barrels per day in 2006 and 1.69 million barrels per day in 2007). Total net exports of crude oil, natural gas and derivatives averaged U.S. $19.0 billion per year between 2003 and 2006, and were U.S. $25.7 billion in 2007.

The following tables set forth the average volume and value of exports and imports of crude oil, natural gas and petroleum products for the five years ended December 31, 2007.
Volume of Exports and Imports

	Year Ended December 31,					2007
	2003	2004	2005	2006	2007	vs. 2006
	(in thousands barrels per day, except as noted)					(%)
Exports
Crude Oil Olmeca	215.6	221.4	215.8	230.6	172.7	(25.1)
Isthmus	24.9	27.4	81.0	68.3	41.1	(39.8)
Altamira	13.7	13.4	14.7	14.3	12.7	(11.2)
Maya	1,589.6	1,608.1	1,505.6	1,479.5	1,459.6	(1.3)

Total crude oil	1,843.9	1,870.3	1,817.1	1,792.7	1,686.1	(5.9)

Natural gas(1)	—	—	23.9	32.7	138.7	324.2
Refined products	178.9	151.8	186.2	188.2	176.9	(6.0)
Petrochemical products(2)(3)	834.8	915.7	853.6	823.7	746.0	(9.4)

Imports
Natural gas(1)	756.9	765.6	480.4	451.0	385.6	(14.5)
Refined products	287.2	310.5	391.9	431.1	494.0	14.6
Petrochemical products(2)(4)	532.4	276.6	397.4	435.6	425.1	(2.4)

Note: Numbers are subject to adjustment because the volume of crude oil exports actually sold during December 2007 may be adjusted to reflect the percentage of water in each shipment.

(1)	Fuel oil equivalent. Numbers expressed in millions of cubic feet per day.

(2)	Thousands of metric tons.

(3)	Includes propylene.

(4)	Includes isobutane, butane and N-butane.

Source: PMI operating statistics.

Value of Exports and Imports(1)

	Year ended December 31,					2007
	2003	2004	2005	2006	2007	vs. 2006
	(in millions of nominal U.S. dollars)					(%)
Exports
Olmeca	$2,307.7	$3,187.9	$4,246.4	$5,443.4	$4,469.1	(17.9)
Isthmus	255.4	380.9	1,569.6	1,427.9	1,049.9	(26.5)
Altamira	114.5	138.2	193.8	238.4	248.7	4.3
Maya	13,998.7	17,551.0	22,319.8	27,597.1	32,169.6	16.6

Total crude oil(2)	$16,676.3	$21,257.9	$28,329.5	$34,706.8	$37,937.2	$9.3
Natural gas	—	—	78.9	71.8	350.5	388.2
Refined products	1,743.5	2,036.8	3,119.2	3,758.0	4,116.6	9.5
Petrochemical products	185.9	250.8	356.7	352.6	297.1	(15.7)

Total natural gas and products	$1,929.4	$2,287.6	$3,554.8	$4,182.4	$4,764.2	13.9

Total exports	$18,605.7	$23,545.5	$31,884.1	$38,889.2	$42,701.4	9.8

Imports
Natural gas	$1,526.2	$1,715.1	$1,397.9	$1,134.5	$995.7	(12.2)
Refined products	3,777.3	5,306.2	9,418.2	12,007.4	15,696.2	30.7
Petrochemical products	105.5	145.9	207.4	264.8	278.9	5.3

Total imports	$5,409.0	$7,167.2	$11,023.5	$13,406.8	$16,970.8	26.6

Net exports	$13,196.7	$16,378.3	$20,860.6	$25,482.4	$25,730.6	1.0

Note: Numbers may not total due to rounding.

(1)	Does not include crude oil, refined products and petrochemicals purchased by P.M.I. Trading, Ltd. or P.M.I. Norteamérica, S.A. de C.V. from third parties outside of Mexico and resold in the international markets. The figures expressed in this table differ from the amounts contained in the financial statements under “Net Sales” because of the differences in methodology associated with the calculation of the exchange rates and other minor adjustments.

(2)	Crude oil exports are subject to adjustment to reflect the percentage of water in each shipment.

Sources: PMI operating statistics, which are based on information in bills of lading, and Indicadores Petroleros.
The following table sets forth the average price per barrel of crude oil exported by PEMEX for the years indicated.
Crude Oil Prices

	Year Ended December 31,
	2003	2004	2005	2006	2007
	(U.S. dollars per barrel)
Crude Oil Prices
Olmeca	$29.32	$39.34	$53.91	$64.67	$70.89
Isthmus	28.08	38.04	53.11	57.29	69.92
Maya	24.13	29.82	40.61	51.10	60.38
Altamira	22.81	28.12	36.07	45.75	53.71
Weighted average realized price	$24.78	$31.05	$42.71	$53.04	$61.64

Source: PMI operating statistics and Indicadores Petroleros.

From 2003 to 2007, PEMEX’s crude oil export sales by volume were distributed among the following countries:
Crude Oil Exports by Country

	Percentage of Exports
	2003	2004	2005	2006	2007
United States	78.0%	79.2%	78.6%	80.3%	80.2%
Spain	7.8	8.0	8.9	8.0	7.4
Netherlands Antilles	5.7	6.2	5.2	4.3	4.1
India	2.8	1.9	1.8	1.8	2.1
Canada	1.6	1.5	2.0	2.0	1.8
Others	6.4	3.1	3.6	3.5	4.4

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Note: Numbers may not total due to rounding.

Source: PMI operating statistics.
Although Mexico is not a member of the Organization of Petroleum Exporting Countries (“OPEC”), it has periodically announced increases and decreases in PEMEX’s crude oil exports in conjunction with production revisions by other oil producing countries in order to stabilize oil prices. However, since 2004, PEMEX has not changed its export levels as a result of announcements by OPEC. As of the date of this report, Mexico has not announced any revisions to its current level of crude oil exports of 1,454 thousand barrels per day as a result of these latest announcements by OPEC, and Mexico has no plans to change PEMEX’s current level of crude oil exports.
PEMEX imports natural gas to satisfy shortfalls in domestic production and to meet demand in areas of northern Mexico which, due to the distance from PEMEX’s fields, can be supplied more efficiently through imports from the United States. PEMEX imported 385.6 million cubic feet per day of natural gas in 2007, a 14.5% decrease from the 451.0 million cubic feet per day imported in 2006, due to increased domestic production. Imports of natural gas decreased in value by 12.2% during 2007, as a result of increased domestic natural gas production. Although PEMEX typically does not export natural gas, PEMEX exported 138.7 million cubic feet per day of natural gas in 2007, a 324.2% increase as compared to natural gas exports in 2006, also due to increased domestic production.
In 2007, PEMEX continued to be a net importer of refined products, with imports of refined products increasing in value by 30.7%, while exports of refined products increased in value by 9.5%. PEMEX’s net imports of refined products for 2007 totaled U.S. $11,579.6 million, a 40.4% increase from the refined products trade deficit of U.S. $8,249.4 million in 2006. In 2007, the volume of imports of refined products increased by 14.6%, from 431.1 thousand barrels per day in 2006 to 494.0 thousand barrels per day in 2007, due to growth in domestic demand for gasoline and imports of ultra low sulphur diesel, while exports of refined products decreased by 6.0%, from 188.2 thousand barrels per day in 2006 to 176.9 thousand barrels per day in 2007, due to the additional processing of coker gasoline and an increase in domestic consumption of gasoline and jet fuel. During 2008, import volumes of refined products are likely to increase due to an expected 5% increase in domestic demand for gasoline and jet fuel.
PEMEX’s exports of petrochemical products decreased by 9.4%, from 823.7 thousand metric tons in 2006 to 746.0 thousand metric tons in 2007, while imports of petrochemical products decreased by 2.4%, from 435.6 thousand metric tons in 2006 to 425.1 thousand metric tons in 2007. Petrochemical exports decreased in 2007 due to higher demand in the domestic market and a smaller surplus of petrochemical products.

Capital Expenditures and Investments
In nominal peso terms, PEMEX’s capital expenditures for exploration and production were Ps. 115,563 million in 2007, as compared to Ps. 102,351 million in 2006, representing a 12.9% increase in nominal terms. An important component of PEMEX’s investment budget consists of projects financed under the Government’s program for certain long-term productive infrastructure projects (Infraestructura Productiva de Largo Plazo, or “PIDIREGAS”). In 2007, in nominal peso terms, Pemex-Exploration and Production’s PIDIREGAS expenditures totaled approximately Ps. 141,769 million, including Ps. 28,227 million of maintenance expenditures, which are not capitalized under Mexican Financial Reporting Standards. Of Pemex-Exploration and Production’s total PIDIREGAS expenditures, Ps. 35,706 million was directed to the Ku-Maloob-Zaap fields, Ps. 29,049 million was directed to the Cantarell fields, Ps. 23,401 million was directed to the Strategic Gas Program, Ps. 14,622 million was used for development of the Burgos natural gas fields (including Ps. 3,003 million from the financed public works contracts program), Ps. 8,484 million was directed to the Antonio J. Bermúdez fields, Ps. 4,938 million was directed to the Aceite Terciario del Golfo project, Ps. 3,702 million was directed to the Chuc project, Ps. 3,696 million was directed to the Jujo-Tecominoacán fields and Ps. 2,494 million was directed to the Caan fields. During 2007, expenditures for these nine projects amounted to 88.9% of all PIDIREGAS expenditures for exploration and production. The remaining 11.1% amounted to Ps. 15,677 million in nominal terms, which was directed to the 12 remaining projects.
In addition to PIDIREGAS investments, Pemex-Exploration and Production makes non-PIDIREGAS investments called Recursos Propios (Proprietary Funds) or Inversiones Programables (Programmed Investments), authorized by the Ministry of Finance and Public Credit and the Congress. In nominal peso terms, in 2007, non-PIDIREGAS capital expenditures of Pemex-Exploration and Production totaled Ps. 2,021 million. Pemex-Exploration and Production’s non-PIDIREGAS investments consisted of Ps. 74 million in oil and gas exploration and Ps. 1,947 million in general field development and facilities.
For 2008, PEMEX has budgeted Ps. 183,724 million for PIDIREGAS expenditures (Ps. 135,989 million for PIDIREGAS capital expenditures and Ps. 47,735 million for maintenance activities of Pemex-Exploration and Production) and Ps. 25,791 million for non-PIDIREGAS capital expenditures. Of the total PIDIREGAS capital expenditure budget for 2008, Ps. 124,818 million (or 91.8%) will be used by Pemex-Exploration and Production. Approximately Ps. 105,965 million, or 82.3% of Pemex-Exploration and Production’s PIDIREGAS and non-PIDIREGAS capital expenditures budget, is to be allocated to projects relating to field development and pipelines, including the continuation of certain projects that began during the period from 1999 to 2005. Approximately Ps. 22,757 million, or 17.7%, will be allocated to exploration activities. The 2008 PIDIREGAS budget includes Ps. 22,484 million for Ku-Maloob-Zaap, Ps. 48,350 million for Cantarell, Ps. 27,897 million for the Strategic Gas Program, Ps. 16,512 million for Burgos, Ps. 9,628 million for Antonio J. Bermúdez, Ps. 15,988 million for Aceite Terciario del Golfo, Ps. 3,442 million for the Chuc project, Ps. 5,035 million for the Jujo-Tecominoacán project, Ps. 2,741 million for the Caan project and Ps. 20,476 million for the other PIDIREGAS.
Equity and Dividends
In March 1990, as part of the 1989-92 Financing Package for Mexico described under “Public Debt—External Debt Restructuring and Debt and Debt Service Reduction Transactions,” U.S. $7.58 billion of the external commercial bank debt of Petróleos Mexicanos was exchanged for new 30-year bonds issued by the Government. Petróleos Mexicanos’ indebtedness to the Government was increased by the same amount and subsequently capitalized as equity or Certificates of Contributions “A” (equity participation certificates). As a condition to the capitalization, PEMEX agreed to pay a minimum guaranteed dividend to the Government equivalent to the debt service on the capitalized debt at the exchange rates in effect on the date payments are made. The total dividend to the Government in respect of the capitalized debt was approved annually by the board of directors of Petróleos Mexicanos after the close of each fiscal year. Each quarter until January 2007, Petróleos Mexicanos made advance payments to the Mexican Government that totaled a prorated portion of the minimum guaranteed dividend.
The total annual advance payments paid by Petróleos Mexicanos to the Government in respect of dividends on the capitalized debt during 2003, 2004, 2005, 2006 and 2007 amounted to Ps. 11,941 million, Ps. 11,589 million, Ps. 16,501 million, Ps. 269 million and Ps. 4,270 million (in constant pesos as of December 31, 2007), respectively, which were equivalent to substantially all of, or exceeded, Petróleos Mexicanos’ income after taxes and duties in each of those years. Following a payment of U.S. $392 million in January 2007, no further advance payments of minimum guaranteed dividends on the Certificates of Contributions “A” are payable by Petróleos Mexicanos. PEMEX does not have a dividend policy; the Mexican Government may require PEMEX to make dividend payments at any time.

In December 2007, the Mexican Government made payments in the amount of Ps. 11,160 million to Petróleos Mexicanos, which was capitalized in equity. This total includes two payments in the amount of Ps. 11,132 million and Ps. 19.7 million, which were received from the Fondo sobre Ingresos Excedentes (Excess Revenues Fund or FIEX). PEMEX also capitalized interest in the amount of Ps. 9.3 million, which was related to these excess income payments. This additional payment derived from excess revenues that were paid in accordance with the Federal Law of Budget and Fiscal Responsibility. In addition, in February 2008, the Mexican Government made another payment in the amount of Ps. 2,806.2 million to Petróleos Mexicanos.
Taxes and Duties
PEMEX must pay a number of special hydrocarbon taxes and duties to the Government, in addition to the taxes and duties paid by some of the subsidiary companies. Until 2006, the rates at which the Mexican Congress assessed hydrocarbon taxes and duties could vary from year to year, and were set after taking into consideration PEMEX’s operating budget, its capital expenditure program and its financing needs. PEMEX contributed approximately 38.8% of the Mexican Government’s revenues in 2006 and 32.9% in 2007.
The Mexican Congress approved a new fiscal regime for Petróleos Mexicanos and the subsidiary entities on November 10, 2005. The new fiscal regime went into effect on January 1, 2006. Under the new fiscal regime, Pemex-Exploration and Production is governed by the Ley Federal de Derechos (Federal Duties Law), while the other subsidiary entities are governed by the Ley de Ingresos de la Federación (Federal Revenue Law) for the applicable fiscal year. The Federal Revenue Law is discussed and approved on an annual basis by the Mexican Congress. Beginning in 2007, the new fiscal regime for PEMEX consists of the Ordinary Hydrocarbons Duty, the Hydrocarbon Duty for the Oil Revenues Stabilization Fund, the Duty for Scientific and Technological Research on Energy, the Duty for Fiscal Monitoring of Oil Activities, the Extraordinary Duty on Crude Oil Exports and the Additional Duty, which are payable by Pemex-Exploration and Production, and the Hydrocarbon Income Tax and the IEPS Tax, which are payable by Petróleos Mexicanos and its subsidiary entities other than Pemex-Exploration and Production. This fiscal regime resulted in an increase of taxes and duties payable by PEMEX in the amount of approximately Ps. 86.0 billion in 2007, as compared to the taxes and duties paid by PEMEX in 2006.
On October 1, 2007, a modification to the Federal Duties Law was published in the Official Gazette of the Federation. Effective January 1, 2008:
•	the rate of the Ordinary Hydrocarbons Duty was reduced from 78.76% of the annual value of extracted production of crude oil and natural gas minus certain permitted deductions (including specific investments, certain costs and expenses, and certain other duties, subject to certain conditions) to 74.0% in 2008, 73.5% in 2009, 73.0% in 2010, 72.5% in 2011 and 71.5% in 2012;

•	the rate of the Duty for Scientific and Technological Research on Energy was increased to 0.15% of the value of extracted crude oil and natural gas production for 2008, 0.30% in 2009, 0.40% in 2010, 0.50% in 2011 and 0.65% in 2012; and

•	a new Sole Hydrocarbons Duty was adopted. For this duty, a floating annual rate is applied to the value of the extracted crude oil and natural gas from abandoned fields or fields that are in the process of being abandoned. Rates will fluctuate between 37% and 57%, depending on the weighted average Mexican crude oil export price.
Pemex-Exploration and Production expects that the fiscal regime will result in an increase of taxes and duties payable by Pemex-Exploration and Production, as compared to its 2007 taxes and duties paid, in the amount of approximately Ps. 106.5 billion for 2008, largely due to increased international crude oil prices. No assurance can be given that PEMEX’s tax regime will not be changed in the future.
Since 1994, interest payments by PEMEX on its external debt have been subject to Mexican Government withholding taxes. Nevertheless, these taxes do not represent a substantial portion of PEMEX’s total tax liabilities.

PEMEX is also subject to municipal and state taxes, such as real property and payroll taxes. However, because most of PEMEX’s facilities are located on federal property, which is not subject to municipal taxation, real property taxes are not a significant part of PEMEX’s total tax burden. Similarly, payroll taxes do not represent a substantial portion of PEMEX’s total tax liability.
Petróleos Mexicanos and the subsidiary entities are exempt from Mexican corporate income tax; however, some of PEMEX’s subsidiary companies are Mexican corporations and are subject to the tax regime applicable to all other Mexican corporations. Mexican companies are generally required to pay the higher of their income tax liability (determined at a rate of 29% for 2006 and 28% for 2007) or their asset tax liability (determined at a rate of 1.8% of the average tax value of virtually all of their assets, less the average tax value of certain liabilities). Beginning in 2008, the asset tax has been replaced by a new corporate tax (impuesto empresarial a tasa única), which imposes a minimum tax equal to 16.5% of a corporation’s sales revenues (less certain deductions and certain investment expenditures) in 2008, 17.0% in 2009 and 17.5% in 2010 and thereafter. In addition, PEMEX has a number of non-Mexican subsidiary companies that may be subject to taxation in the jurisdiction of their incorporation or operations.
Petroleum Workers’ Union
The Petroleum Workers’ Union (the “Union”) represents approximately 80.1% of the work force of Petróleos Mexicanos and the subsidiary entities. The members of the Union are PEMEX employees and they elect their own leadership from among their ranks. PEMEX’s relationship with its employees is regulated by the Ley Federal del Trabajo (Federal Labor Law) and a collective bargaining agreement between Petróleos Mexicanos and the Union. The collective bargaining agreement is subject to renegotiation every two years, although salaries are reviewed annually. Since the Union was officially established in 1938, PEMEX has not experienced labor strikes, although it has experienced work stoppages for short periods of time.
On July 17, 2007, Petróleos Mexicanos and the Union executed a new collective bargaining agreement that became effective on August 1, 2007. The terms of the new agreement provide for a 4.25% increase in wages and a 1.6% increase in other benefits. By its terms, the new collective bargaining agreement is scheduled to expire on July 31, 2009. On July 22, 2008, Petróleos Mexicanos and the Union agreed to a 4.8% wage increase and a 1.9% increase in other benefits.
Legal Proceedings
Following the change in presidential administrations in 2001, the General Comptroller’s Office of the Mexican Government, or the Secretaría de la Función Pública (“SFP”), formerly known as the Secretaría de Contraloria y Desarrollo Administrativo (“SECODAM”), conducted an audit of PEMEX relating to PEMEX’s operations in 2000 and previous years. As a result of that audit, SFP identified a series of transactions between PEMEX and the Union during 2000 which PEMEX believes may have involved illicit behavior. The transactions, allegations and related proceedings are described below.
On January 21, 2002, SFP announced that it had submitted a criminal complaint to the Procuraduría General de la República (the Office of the Federal Attorney General) for the diversion of Ps. 1,580 million in federal monies from PEMEX to the Union from March 2000 to October 2000. SFP has alleged that the payments were not properly made under applicable Mexican laws and government regulations.
In addition, the Office of the Federal Attorney General filed charges against certain former officers of PEMEX, charging them with exceeding the scope of their corporate powers in executing the several transactions to illegally divert to the Union and certain of its representatives a total of Ps. 1,660 million (which includes the Ps. 1,580 million previously identified by the SFP in its complaint).
As of the date of this report, the Office of the Federal Attorney General has closed its investigations and charges have been dismissed against certain former officers and representatives of the Union since there was not sufficient proof to support the charges. The only pending proceeding is an imprisonment writ against Mr. Alberto Gheno Ortiz (former Associate Managing Director of Budgetary Control) for the alleged commission of embezzlement. On May 10, 2005, the SFP announced it had fined the former Director General of Petróleos Mexicanos and four other former officers for a total of Ps. 2.8 billion and banned each of them plus a sixth former officer, who was not fined, from holding public office for varying periods of time. This decision has been appealed by some of these former officers and final resolution of the matter is pending.

In August 2005, the Union completed the payment to Petróleos Mexicanos of Ps. 1,580 million, in nominal pesos, for the amounts allegedly diverted.
Since learning from SFP about the illegal diversion of funds, PEMEX has been cooperating with SFP and the Office of the Federal Attorney General to prosecute the responsible persons. In addition, certain rules have been enacted in order to promote a culture of ethics and prevent corruption in PEMEX’s daily operations.
In July 2007, the SFP announced that it had fined Mr. Raúl Muñoz Leos, ex-Director General of Petróleos Mexicanos and Mr. Juan Carlos Soriano Rosas, ex- General Counsel of Petróleos Mexicanos with Ps. 862.2 million each and banned each of them from holding public office for ten years for allegedly breaking budgetary laws and regulations in connection with a side agreement (No. 10275/04) dated August 1, 2004, between Petróleos Mexicanos and the Union. On August 25, 2005, Petróleos Mexicanos and the Union amended this side agreement in order to make certain adjustments required by applicable regulations. These penalties have been appealed by the former officers and a final resolution of the matter is pending.
In association with the Ministry of Finance and Public Credit and the Ministry of Energy, PEMEX has introduced a number of measures to combat the illegal trade in fuels. This illegal trade is primarily the product of theft from PEMEX’s pipelines or installations and the smuggling of products used to alter fuels. In connection with the implementation of these measures, the Federal Criminal Code was modified on April 29, 2004 to include as a high crime the theft or exploitation of hydrocarbons or its derivatives without consent or authorization. PEMEX maintains oversight of its nationwide pipeline system and reports any unlawful activity about which it is aware to the appropriate local or federal authorities.
Pemex-Refining has implemented a comprehensive strategic initiative to prevent and combat the illicit market in fuels, including (a) a proposal to modify the Federal Criminal Codes in order to facilitate locating those responsible for criminal activity and which is currently under evaluation by the Mexican Congress; and (b) improvements in the handling of fuels inside Pemex-Refining’s facilities and supervision of the operating controls related to fuels, such as: (1) the use of a specialized electronic surveillance device that is inserted into the pipelines, which senses, records and locates irregularities and helps locate holes from which fuel products could be taken illegally; (2) the creation of “vulnerability maps” of Pemex-Refining’s facilities; (3) the implementation of satellite monitoring of Pemex-Refining’s tankers to keep track of their location at all times; and (4) the implementation of a video monitoring system, which has been installed in 66 of Pemex-Refining’s 77 storage and distribution terminals, and operates together with a system of 24 mobile laboratories to analyze the quality of fuels in over 8,000 retail service stations in Mexico.
In 2007, PEMEX detected 296 illicit entries, as compared to 204 during 2006. Pemex-Refining has installed more precise measurement instruments in the principal transfer locations among refineries, marine terminals, storage facilities, distributors, suppliers and customers with the objective of measuring volumes and generating product balance reports for Pemex-Refining. The illicit market in fuels impacts PEMEX’s results of operations due to the loss of revenues that would have been generated from the sale of such products, the production cost of which is already included in the cost of sales. The preventive actions described above have resulted in a reduction of this illegal trade and an increase in PEMEX’s sales volumes, since although the number of illicit entries has increased, the total missing volume has decreased.
Tourism
During the last three decades, the Government has taken measures to promote the growth of the tourist industry. Through the Fondo Nacional de Fomento al Turismo (the National Fund for Tourism Development, or “FONATUR”), the Government has established tourist centers in Cancún, Ixtapa, Puerto Vallarta, Cabo San Lucas, Bahías de Huatulco and elsewhere. Mexico has increased its hotel and other lodging capacity from 132,701 rooms in 1970 to 559,477 in 2007, according to preliminary figures.

After merchandise exports (including in-bond industries) and worker remittances from abroad, tourism is Mexico’s third largest contributor of foreign exchange. The expansion of tourism that began in late 1986 continued through 2007. During 2007, revenues from international travelers (including both tourists and visitors who enter and leave the country on the same day) totaled U.S. $12.9 billion, 5.9% greater than in 2006. Revenues from tourists to the interior (as opposed to border cities) totaled U.S. $9.8 billion in 2007, a 9.1% increase over 2006. The number of tourists to the interior in 2007, 13.0 million, was 3.2% higher than the level for 2006, while the average expenditure per tourist to the interior increased by 5.7%, to U.S. $750.7. During 2007, expenditures by Mexican tourists abroad amounted to U.S. $4.7 billion, a 12.3% increase over the level during 2006, while expenditures by Mexicans traveling abroad (which include both tourists and one-day visitors) amounted to U.S. $8.4 billion. The tourism balance recorded a surplus of U.S. $4.5 billion in 2007, an increase of 11.2% from the U.S. $4.1 billion surplus recorded in 2006.
Agriculture
Mexico’s topography and climate provide an estimated 57 million acres, or about 11.7% of the country’s total area, for cultivation. In 2007, approximately 49.6 million acres were harvested, of which approximately 26% were irrigated. According to preliminary figures, agriculture, livestock, fishing and forestry employed approximately 13.6% of the economically active population as of December 2007 and accounted for 3.8% of Mexico’s GDP in 2007. The Government estimates that approximately 29.1% of Mexico’s population lived in rural areas in 2007.
According to preliminary figures, the output of the agriculture, livestock, fishing and forestry sector increased by 2.0% in real terms in 2007 as compared to 2006. This increase was largely due to favorable climate conditions. The output of the sector is expected to decline in 2008.
In order to improve agricultural productivity and raise the living standards of the rural population, the Government has made agriculture a national priority. Productivity increases are expected from consolidating production into larger units, expanding the national irrigation system and increasing the availability of credit. To assist rural areas, agricultural prices are reviewed by the Government to ensure they do not fall below cost. The Government has also begun to encourage private investment in the agricultural sector in the form of partnerships, joint ventures and supply arrangements between farmers and private sector companies.
Agricultural exports accounted for 2.7% of Mexico’s merchandise exports in 2007 (including in-bond industry), with the United States representing the principal export market for Mexican agricultural products. Agricultural exports increased in nominal terms by 8.5% in 2007. The principal exported agricultural goods in 2007 were fresh vegetables, tomatoes and fresh fruits.
Agricultural Reform
In 1990, roughly half of Mexico’s agricultural lands were held through the ejido system of land tenure. Ejidos developed as a direct result of the agrarian uprisings that were an important element of the Mexican Revolution of 1910 and are provided for and protected under the Constitution. Under the ejido system, peasant farmers work individual parcels of land to which title is held by the ejido, or peasant community. As discussed below, ejido farmers had the right to use communal lands, but, prior to January 1992, could not rent or otherwise transfer their rights to use such lands except to direct descendants.
In response to the slow growth of production by the ejido sector, attributable in part to increasing ejido populations, the subdivision of parcels into smaller and smaller units of production and disincentives to investment inherent in the ejido system, the Constitution was amended, effective as of January 1992, to permit more efficient use of ejido lands and the achievement of economies of scale. The amendments, together with the Ley Agraria (Agrarian Law) enacted by Congress and effective February 27, 1992, halted further redistribution of land and permitted ejido farmers to rent their parcels, to transfer the right to use their parcels to obtain financing and, in certain cases, to sell their land. In addition, corporations are now permitted to own agricultural lands, subject to certain limitations.

The modernization of the system of land tenure has and will continue to foster greater investment in agriculture by permitting landowners to access new sources of capital, to transfer land to more efficient producers and to make more efficient use of inputs. Although some ejido farmers have chosen to transfer possession of economically nonviable parcels of land and the Government anticipates that a number of ejido farmers will continue to do so, the increased productivity of the sector that has resulted and is expected to continue to result from the agricultural reform, as well as the growth of agribusiness, should generate employment opportunities for many of these workers outside of major urban areas. Nonetheless, the Government has increased its expenditures for investment in rural infrastructure and modernization of the agricultural sector to aid the process of agricultural reform and expects that further significant investments will be needed in the future to further modernize the agricultural sector.
Historically, the Government has intervened in the agricultural economy in order to assure adequate supplies of staples of the Mexican diet and maintain farm incomes through price supports. The Government’s policy has changed from one of active participation in the chain of distribution to one of encouraging the market-oriented development of the agricultural sector.
The Government agency Apoyo y Servicios a la Comercialización Agropecuaria (“ASERCA”), which was created in 1991, is mandated with helping to modernize the process of agricultural trade by promoting an efficient national and international market information system, fostering training and improved organization in the marketplace, and planning and constructing infrastructure for the storage, financing and distribution of agricultural products. ASERCA does not purchase agricultural products, but instead channels distribution through its infrastructure and storage facilities, and promotes trading through an agricultural exchange system that reduces the need for layers of intermediaries and offers producers mechanisms to protect themselves against fluctuations in the market. To date, ASERCA has focused its activities on the marketing of soy, wheat, sorghum, rice, cotton and safflower.
The Programa de Apoyo al Campo (Agricultural Support Program, or “PROCAMPO”) is a 15-year program under the supervision of the Secretaría de Agricultura, Ganadería y Desarrollo Rural (Agriculture Ministry). This program, which was begun at the end of 1993, replaced price supports with direct economic support to producers of cotton, rice, safflower, barley, beans, corn, sorghum, soy and wheat in order to ensure a minimum income level for farmers who produce for their own consumption and a degree of profitability for commercial farmers. The substitution of price supports with direct payments to producers was designed to result in greater responsiveness of Mexican producers to market conditions and more efficient allocation of Mexico’s agricultural resources. The economic support each farmer receives depends on the area of land under cultivation as well as regional climate and economic conditions.
On October 31, 1995, the Government, the state governments and representatives of Mexico’s agricultural and rural sectors established a national rural development program known as Alianza para el Campo (Rural Alliance). In 2002, this program was renamed Alianza Contigo (Alliance with You). Its original purposes were to increase productivity, fight poverty, raise the income of families living in Mexico’s rural areas, produce enough basic foods for the population, promote exports of agricultural products and provide support to rural investment projects. The program has since been reoriented towards improving production and productivity, promoting investment and the capitalization of the sector, promoting strategic agricultural products, developing a tropical and subtropical agricultural system and investigating and transferring technology. The Alliance has been a key element of the Government’s strategy to improve the economic and social conditions of less developed sectors of Mexican society.
On April 28, 2003, the Government and representatives of Mexico’s rural sectors established a new national rural development program known as Acuerdo Nacional para el Campo (National Rural Agreement). The purposes of this program are to fight poverty and raise the income level of families living in Mexico’s rural areas, and to continue to increase the productivity of and the investment in the rural sector.

Sugar Industry
In September 2001, the Government announced its decision to expropriate 27 sugar mills, roughly 46.7% of the sugar industry of the country, that were experiencing structural and financial problems. The expropriated mills are being administered by a government-owned development bank as trustee for the Fondo de Empresas Expropiadas del Sector Azucarero (Expropriated Sugar Companies Fund), a trust established to administer the expropriated assets of the sugar mills.
The sugar industry is heavily indebted. The Government is attempting to reorganize and restructure the industry while preserving employment in the industry during the restructuring process.
On February 19, 2004, the Supreme Court ruled in favor of claims, originally initiated by four of the subsidiaries of Grupo Azucarero México, S.A. de C.V. (“GAM”), that the 2001 expropriations of four of the 27 total sugar mills were unconstitutional and ruled that the Government must return the four unconstitutionally expropriated mills to the shareholders of each sugar mill as of the date they were originally expropriated. A claim initiated by a fifth subsidiary of GAM was voluntarily withdrawn prior to the ruling. Other parties, including creditors of certain of the sugar companies whose mills were expropriated, have also filed claims against the Government (mainly Grupo Machado and Grupo Santos, former owners of 9 of the expropriated mills). In addition, GAMI Investment Inc., a U.S. shareholder of one of the companies affected by the expropriation, submitted a claim under Chapter 11 of the NAFTA, which was dismissed in its entirety by the applicable tribunal on November 15, 2004.
Between 2004 and 2006 Mexican Government complied with the Supreme Court resolution by returning 13 mills (4 to GAM, 3 to Grupo Machado and 6 to Grupo Santos). Regarding the remaining 14 expropriated mills, one was sold and is operating under private administration and the others are expected to be sold shortly. Currently, there are no pending proceedings regarding the expropriated mills.
At the end of the 2007-2008 harvest, sugar production was 5.5 million tons.
In August 2007, the Government announced the amendment of the Statutory-Contract (Contrato-Ley) that regulates workers in the sugar industry. The main objective of the amendment is to modernize the labor relations of the sugar industry in order to make the industry more competitive. Among the most relevant changes are new rules for the promotion of workers based on merit and productivity as well as additional retirement benefits.
Transportation and Communications
According to preliminary figures, Mexico’s road network, in large part built and maintained by the Government, totaled an estimated 221,880 miles (357,082 km) at December 31, 2007, of which approximately 76,728 miles (123,481 km) were paved, and included approximately 4,703 miles (7,568 km) of toll expressways. The principal Mexican cities are served by domestic and international airlines, and many smaller communities also benefit from scheduled service by domestic airlines. The Government operates some of the facilities at the principal seaports. During 2007, the amount of cargo transported via Mexican ports totaled 240.2 million tons, 6.7% less than during 2006.
The Government has promoted an increased role for the private sector in the development, management and improvement of Mexico’s port facilities in the last decade. The 1993 Ley de Puertos (Ports Law) permits the Government to grant concessions for the construction and operation of port facilities. In exchange for concessions of up to 50 years, the concessionaires are expected to develop and modernize the port facilities and surrounding transportation infrastructure. During 1993, 64 concessions were granted for the construction, management and operation of port facilities. An additional 100 concessions have been granted since 1993, including 11 granted in 2007.
By the end of the 1980s, the extent and condition of Mexico’s road infrastructure was insufficient to support the growth and modernization of the Mexican economy and the increased traffic resulting from the opening of the economy to foreign trade and investment. Lacking public resources to finance the expansion of the roads and highways, the Government embarked on a program under which private sector companies were granted long-term concessions for construction, operation and maintenance of toll roads. The program helped expand Mexico’s toll expressways by approximately 3,608 miles (5,807 km) from 1990 to 2007, according to preliminary figures.

The new toll expressways financed by the private sector, however, experienced financial problems almost from their inception due to their high tolls (which discouraged their use), higher than expected construction costs and lower traffic volumes than originally projected. In response to this problem, in 1997 the Government approved a toll road restructuring program aimed at providing financial relief for toll road concessionaires to guarantee the maintenance of the toll roads and to establish the foundation for further development of the country’s highway infrastructure. Under that program, the Government reacquired 23 of the 52 concessions granted through 1994. Between 2003 and 2007, the Government transferred to private sector operators through an auction process 11 of the reacquired concessions. During the first half of 2008, the Government transferred three additional concessions. According to the 2007-2012 Programa Nacional de Infraestructura (National Infrastructure Program), announced on July 18, 2007, the Government estimates that highway infrastructure investment over the six year period from 2007 to 2012 will total Ps. 287.0 billion, consisting of Ps. 159.0 billion in public sector investment and Ps. 128.0 billion in private sector investment. On February 6, 2008 the Government announced the creation of the National Infrastructure Fund, which is intended to support the National Infrastructure Program by facilitating financing for the modernization and expansion of the country’s infrastructure. Through this fund the Government expects to channel resources of Ps. 270.0 billion for investment in infrastructure projects over the next five years, including Ps. 40 billion approved by Congress for 2008.
Until 1995, Mexico’s railroad system, which carries an estimated 26% of all freight moved in Mexico, was operated through the state-owned railroad monopoly, Ferrocarriles Nacionales de México (“Ferronales”). Pursuant to a 1995 law governing railways, the Government divided the railway system into three regional lines and one terminal in the Valley of Mexico, as well as several short lines. By the end of 1999, the three regional lines were sold and 75% of the capital stock of the terminal in the Valley of Mexico was sold to the new owners of the three regional lines, with the Government retaining a 25% ownership interest in the terminal. In this process, the Government granted concessions to private sector participants covering 98% of the country’s railway freight services (in terms of the volume of transportation services) and covering 81% of the railway network. No additional concessions were granted after 1999. See “The Economy—The Role of the Government in the Economy; Privatization—Railways.”
In June 2007, Compañia de Ferrocarriles Chiapas-Mayab, S.A. de C.V., abandoned its concession to operate the Chiapas and Mayab railways and provide railway freight transportation services. The Government seized the assets of Compañia de Ferrocarriles Chiapas-Mayab to protect its rights and guarantee the provision of the services and designated the government — owned Ferrocarril del Itsmo de Tehuantepec, S.A. de C.V. to operate the railway and provide the services on an interim basis. Compañia de Ferrocarriles Chiapas-Mayab filed a claim against said seizure, which was dismissed in May 2008. The Government is expected to auction the seized concession during 2008.
According to preliminary figures, at December 31, 2007, Mexico had an estimated 19.6 telephone lines in service per 100 inhabitants, as compared with an estimated 12.5 telephone lines in service per 100 inhabitants at December 31, 2000. Telmex, which held the exclusive concession for domestic and international long-distance telephone services in Mexico until August 1996, was privatized in December 1990. In June 1995, Congress enacted a telecommunications liberalization law. Since 1996, the Federal Telecommunications Commission has regulated and supervised telecommunications services. See “The Economy—The Role of the Government in the Economy; Privatization—Telecommunications.”
According to preliminary figures, the transportation and warehousing sector grew by 3.4% in real terms in 2007, as compared with 5.4% real growth in 2006.
Construction
Construction is subject to cyclical trends and has been among the sectors most affected by the changes in Government and private sector expenditures. The construction sector has benefited from the reconstruction, modernization and expansion of the federal highway network, as well as from other infrastructure, residential and industrial plant construction projects. According to preliminary figures, the construction sector grew by 3.0% in real terms in 2007, as compared with 7.9% real growth in 2006.

Mining
Mexico has substantial and varied mineral resources. It is one of the world’s leading producers of silver, bismuth, antimony, fluorite, graphite, barite, molybdenum, lead and zinc. Mexico’s production of minerals satisfies most of its industrial needs and enables it to export silver, copper, sulfur and iron. According to preliminary figures, the mining, petroleum and gas sector decreased by 3.4% in real terms in 2007, as compared with an increase of 1.4% in 2006. Extractive mineral exports (excluding crude oil) increased by 31.9% in nominal terms in 2007 as compared to 2006. Extractive minerals exports (including oil and oil products) accounted for 16.5% of total merchandise exports (including in-bond industry exports) in 2007.
Under the Constitution and applicable Mexican laws, mining may only be carried out by the Government or pursuant to concessions that may be granted only to Mexican individuals or corporations. However, foreign investment in Mexican mining companies is permitted, except in the case of the exploitation of radioactive minerals. The foreign investment and mining regulations permit foreign investors to hold, on a temporary basis, majority interests in companies engaged in mining activities. These regulations are aimed at promoting the development of the mining industry by intensifying and broadening exploration, finding new sources of financing and investment and fostering the development of domestic technology. Mexico’s Ley Minera (Mining Law) permits exploration concessions of up to six years and exploitation concessions of up to 50 years.
Electric Power
As of December 31, 2007, approximately 98.3% of Mexico’s urban population and 90.8% of Mexico’s rural population (or 96.6% of the total population) had access to electric power. Providing additional access to electric power remains a Government priority. Installed generating capacity at December 31, 2007 was 51,029 megawatts, an increase of 4.6% from 2006. Electric production for 2007 was 232,552 gigawatt hours, an increase of 3.3% as compared to 2006 and an overall increase of 14.2% from 2003. Of the total generation in 2007, 11.4% was produced by hydroelectric plants, 3.2% by geothermal plants, 7.9% by coal fired plants, 4.6% by nuclear power plants, 0.1% by aeolian (wind) plants, 41.7% by hydrocarbons plants and 31.1% by independent producers. Diversification of energy resources is an important objective of the Government. Domestic generation in 2007 was supplemented by imports of electric power of 277 gigawatt hours. Mexico exported 1,451 gigawatt hours of electricity in 2007.
The Constitution and applicable laws provide that the generation, transmission, transformation and distribution of electric power constituting a public service are reserved solely to the Mexican nation. At December 31, 2007, approximately 90% of electric generating capacity was held by the public sector through the Federal Electricity Commission. The balance of generating capacity is in privately owned facilities.
Private investors are allowed to participate in the electric energy sector on a broad basis. Under the 1992 Ley del Servicio Público de Energía Eléctrica (Electric Energy Public Service Law, or “Electric Energy Law”), electric energy can be produced by self-suppliers, cogenerators, independent producers and de minimis producers. However, self-suppliers and cogenerators must sell all excess production to the Federal Electricity Commission, independent producers must sell their production to the Federal Electricity Commission or export it (when authorized) and de minimis producers must sell their production to the Federal Electricity Commission, to small rural communities or to isolated areas without electric energy. The Electric Energy Law also contemplates the possibility of foreign investment in the Mexican electric energy industry, although only limited foreign investment has been made in this sector to date.
A consortium of U.S. and Mexican companies built the first independent power plant, the Samalayuca II 700 megawatt combined cycle thermoelectric power generation facility near Ciudad Juarez, Mexico, which is now being leased to the Federal Electricity Commission. According to the 2007-2012 National Infrastructure Program, the Government anticipates a total of Ps. 380.0 billion in electric energy sector investment over the next six years, with Ps. 161 billion of that amount related to generation.
Luz y Fuerza del Centro (Central Light and Power), a decentralized public agency, is responsible for the supply of electricity to Mexico City’s metropolitan area and neighboring states. However, because the agency has limited generating capacity, it purchases from the Federal Electricity Commission most of the electricity required to supply the metropolitan area.

FINANCIAL SYSTEM
Mexico’s financial system is composed of commercial banks, national development banks, securities brokerage houses, development trust funds and other non-bank institutions, such as insurance companies, bonding companies, foreign exchange houses, factoring companies, bonded warehouses, financial leasing companies and limited-scope financial institutions. Three or more different types of financial services companies may operate under a single financial services holding company. Two or more different types may operate under such a holding company if each of the two institutions is a commercial bank, a securities firm or an insurance company.
The financial authorities are the Ministry of Finance and Public Credit, Banco de México, the Comisión Nacional Bancaria y de Valores (the National Banking and Securities Commission, or the “CNBV”), the Comisión Nacional del Sistema del Ahorro para el Retiro (Retirement Savings Commission) and the Comisión Nacional de Seguros y Fianzas (National Insurance and Bonding Commission).
Under the Organic Law of the Federal Public Administration, the Ministry of Finance and Public Credit is responsible for the coordination and supervision of Mexico’s financial system and for the formulation of Mexico’s fiscal policy.
Central Bank and Monetary Policy
Banco de México, chartered in 1925, is the central bank of Mexico and, at December 31, 2007, had assets totaling Ps. 1,181,914 million (U.S. $108.8 billion). Banco de México is Mexico’s primary authority for the execution of monetary policy and the regulation of currency and credit. It is authorized by law to regulate interest rates payable on time deposits, to establish minimum reserve requirements for credit institutions and to provide discount facilities for certain types of bank loans.
In 1993, a constitutional amendment relating to the activities and role of Banco de México in the economy came into effect. The amendment strengthened the authority of Banco de México with respect to monetary policy, foreign exchange and related activities as well as the regulation of the financial services industry. The amendment’s purpose was to reinforce the independence of Banco de México to enable it to act as a counterbalance to the executive and legislative branches in monetary policy matters. In 1994, a new law governing the activities of Banco de México put into effect the greater degree of autonomy granted to it under the constitutional amendment and established a Foreign Exchange Commission charged with determining the nation’s exchange rate policies. Under the 1994 law, Banco de México is managed by a five-member Junta de Gobierno (Board of Governors), consisting of one Governor and four Deputy Governors, appointed by the President of Mexico and confirmed by the Senate. The Governor of Banco de México is appointed for a six-year term beginning on January 1 of the fourth year of each Presidential administration, with a new Governor scheduled to be appointed in January 2009. Deputy Governors are appointed for staggered eight-year terms.
The principal objective of the Government’s monetary policy is and has been to reduce inflation. Accordingly, in the past, Banco de México has tightened domestic credit when the exchange rate depreciated, capital outflows occurred or inflation was higher than projected. In 1995, Banco de México introduced new reserve requirements (which were intended to limit the amount of overdrafts by banks of their accounts at Banco de México) to facilitate the regulation of liquidity and reduce Banco de México‘s daily net extension of credit. In addition, Banco de México has established quarterly targets for the expansion of net domestic credit for each quarter since 1996.
Banco de México‘s definitions of Mexico’s monetary aggregates, introduced in July 1999, measure financial savings provided by the internal and external financial markets, separating savings of residents and nonresidents of the country in both markets. In addition, the monetary aggregates permit a differentiation of financial savings generated by the public and private sectors. The monetary aggregates can be described as follows:
•	M1 consists of bills and coins held by the public, plus checking accounts denominated in local currency and foreign currency, plus interest-bearing deposits denominated in pesos and operated by debit cards, plus savings and loan deposits;
•	M2 consists of M1, plus bank deposits, securities issued by the Federal Government, securities issued by firms and non-bank financial intermediaries and liabilities of the Federal Government and the National Workers’ Housing Fund Institute related to the Retirement Savings System;

•	M3 consists of M2, plus financial assets issued in Mexico and held by non-residents; and

•	M4 consists of M3, plus deposits abroad at foreign branches and agencies of Mexican banks.

The following table shows Mexico’s M1 and M4 money supply aggregates at each of the dates indicated.
Money Supply

	December 31,										June 30,
	2003		2004		2005		2006		2007(1)		2008(1)
	(in millions of nominal pesos)

M1:
Bills and coins	Ps.	263,595	Ps.	301,162	Ps.	336,171	Ps.	389,598	Ps.	430,084	Ps.	395,565
Checking deposits
In domestic currency		396,038		408,726		471,703		532,663		604,757		548,011
In foreign currency		73,993		96,836		95,279		97,698		97,679		98,739
Interest-bearing peso deposits		122,589		138,065		162,985		195,678		214,195		198,366

Savings and loan deposits		1,476		1,777		2,362		2,883		3,338		3,225

Total M1	Ps.	857,692	Ps.	946,567	Ps.	1,068,500	Ps.	1,218,520	Ps.	1,350,053	Ps.	1,243,907

M4:	Ps.	3,487,026	Ps.	3,905,356	Ps.	4,527,682	Ps.	5,167,841	Ps.	5,703,849	Ps.	5,900,867

Note: Totals may differ due to rounding.

(1) Preliminary.

Source: Banco de México.
2007 Monetary Program
Mexico’s monetary program for 2007 had as its principal objective the achievement of an inflation rate not exceeding between 3.5% and 4.0% by the end of 2007. Mexico’s monetary program for 2007 was made up of the following elements:
•	the announcement of an explicit, multi-year plan to control inflation;

•	a systematic analysis of the economy and inflationary pressures;

•	a description of the instruments used by Banco de México to achieve its objectives; and

•	a policy of communication that promotes transparency, credibility and effective monetary policy.
During 2007, Banco de México used a “short” mechanism to induce the necessary changes in interest rates in order to achieve inflation objectives. Under the mechanism, Banco de México set a predetermined amount at which the daily average of the net total balance of all current accounts of banks accumulated during a certain period would close and controlled that amount by restricting the amount of credit it auctioned to banks on a daily basis. Prior to April 10, 2003, that amount was set based on a 28-day period. On April 10, 2003, the period was changed from 28 days to a daily average balance and was set at Ps. 25 million. When the predetermined amount was negative, or “short,” Banco de México exerted upward pressure on interest rates by leaving the market short of pesos and by increasing the interest rate on a portion of the credit it auctioned on that day. The “short” was one of the mechanisms that allowed Banco de México to combat inflationary pressures and disorderly conditions in the money and foreign exchange markets and to ensure that changes in the monetary base followed a path consistent with the assumed inflation rate.

In October 2007, Banco de México announced that as of January 21, 2008, it would use the overnight funding rate, rather than the corto or “short,” as its primary monetary policy instrument. On April 27, 2007, Banco de México increased the minimum overnight funding rate from 7.00% to 7.25%. On October 26, 2007, Banco de México increased the minimum overnight funding rate from 7.25% to 7.50%. The minimum overnight funding rate remained at 7.50% from October 26, 2007 to June 20, 2008. Banco de México increased the minimum overnight funding rate to 7.75%, on June 20, 2008, to 8.00% on July 18, 2008 and to 8.25% on August 15, 2008.
At the end of December 2007, the monetary base had grown to Ps. 494,743 million, a 10.0% increase in nominal terms as compared to Ps. 449,821 at December 30, 2006. The net domestic credit of Banco de México registered a negative balance of Ps. 457,484 million at December 31, 2007, as compared to a negative balance of Ps. 375,145 million at the end of 2006. The increase in the negative balance was attributable primarily to the accumulation of net international assets by Banco de México and to the increase in the monetary base during the year.
During 2007, the M1 money supply increased by 6.78% in real terms, as compared with a growth of 9.60% in real terms in 2006. This growth was driven by an increase in checking deposits in domestic currency by the public, which increased by 9.42% in real terms in 2007.
Financial savings, defined as the difference between the monetary aggregate M4 and bills and coins held by the public, increased by 6.31% in real terms in 2007, as compared to 9.62% real growth in 2006. This growth was attributable to an increase in savings generated by non-residents of 48.58% and an increase in savings generated by Mexican residents of 4.60% in real terms in 2007.
2008 Monetary Program
Mexico’s monetary program for 2008 has as its principal objective the achievement of an inflation rate not exceeding between 3.5% and 4.0% by the end of 2008. Mexico’s monetary program for 2008 is made up of the following elements:
•	the announcement of an explicit, multi-year plan to control inflation;

•	a systematic analysis of the economy and inflationary pressures;

•	a description of the instruments used by Banco de México to achieve its objectives; and

•	a policy of communication that promotes transparency, credibility and effective monetary policy.
Since August 15, 2008, the minimum overnight funding rate has remained at 8.25%.
During the first six months of 2008, the M1 money supply increased by 0.58% in real terms, as compared with the same period of 2007. This growth was driven by an increase in checking deposits in domestic currency by the public, which increased by 1.05% in real terms in the first six months of 2008.
During the first six months of 2008, financial savings increased by 6.16% in real terms, as compared with the same period of 2007. Savings generated by Mexican residents increased by 4.08% in real terms and savings generated by non-residents increased by 52.72% in real terms during the first six months of 2008, each as compared with the same period of 2007.
At August 19, 2008, the monetary base totaled Ps. 459.0 billion, a 7.23% nominal decrease from the level of Ps. 494.7 billion at December 31, 2007. Banco de México estimates that the monetary base will total approximately Ps. 548.3 billion at December 31, 2008.

Banking System
In September 1982, the Government decreed the nationalization of the private Mexican commercial banks. In November 1982, the Constitution was amended to implement the nationalization, under which the Government was granted a monopoly on the provision of banking and credit services. The number of banking institutions was reduced from 68 to 18 from 1982 to 1988.
Effective June 28, 1990, the Constitution was amended to permit Mexican individuals and financial holding companies to own controlling interests in Mexican commercial banks. Subsequently, the Ley de Instituciones de Crédito (Law of Credit Institutions, or “Banking Law”) was enacted to regulate the ownership and operation of Mexican commercial banks. Pursuant to the Banking Law, Mexico began the process of privatizing the commercial banks. By July 6, 1992, the Government had privatized all 18 state-owned commercial banks, with the proceeds from the sale of the banks exceeding U.S. $12 billion.
In connection with the implementation of the NAFTA, amendments to several laws relating to financial services, including the Banking Law and the Ley del Mercado de Valores (Securities Market Law), became effective on January 1, 1994. These measures permit non-Mexican financial groups and financial intermediaries, through Mexican subsidiaries, to engage in various activities in the Mexican financial system, including banking and securities activities. In April 1994, the Ministry of Finance and Public Credit issued regulations that implemented these provisions. These regulations set forth rules under which Canadian and U.S. financial institutions (and other foreign financial institutions acting through Canadian or U.S. affiliates) are permitted to establish or acquire Mexican financial institutions and financial holding companies. Pursuant to these rules, the aggregate net capital of Mexican commercial banks controlled by foreign financial institutions was not permitted to exceed 25% of the total net capitalization of all Mexican banks prior to January 1, 2000 (excluding certain acquisitions pursuant to a program approved by the Ministry of Finance and Public Credit).
In December 1998, Congress approved legislation introducing a package of financial and banking reforms that supplemented reforms in place since 1995. The 1998 reforms did not affect the general foreign ownership restrictions under the Banking Law, but removed the remaining restrictions on foreign ownership of the largest Mexican banks.
The Banking Law was amended on June 4, 2001 to:
•	enhance corporate governance by (1) expanding minority shareholders’ rights, (2) introducing independent board members and (3) requiring an audit committee of the board of directors;

•	improve the framework for banking operations by (1) providing adequate regulation regarding the provision of banking services using new technologies, (2) allowing banks to offer additional services and (3) setting a new framework for related operations; and

•	strengthen regulation and surveillance while reducing their cost by (1) introducing prompt corrective actions based on banks’ capitalization levels, (2) defining responsibilities and activities of the various financial authorities and (3) expanding the role of external auditors.
Development Banks
The Mexican banking system includes various development banks, the substantial majority of the capital of which is owned by the Government. The most important development banks are Nacional Financiera, S.N.C. (“NAFIN”), Banco Nacional de Comercio Exterior, S.N.C. (“Bancomext”) and Banco Nacional de Obras y Servicios Públicos S.N.C. (“Banobras”). Among NAFIN’s principal activities are the granting of credits to small- and medium-sized businesses, promoting the development of the securities market and serving as financial agent of the Government in certain international transactions. Bancomext’s principal activities are the granting of export- and import-related credits and the issuance of guaranties to private- and public-sector entities in the promotion of foreign trade. On June 13, 2007, ProMéxico, a new public trust, was created. The trust, which is supervised by the Ministry of Economy, has assumed certain of Bancomext’s responsibilities with respect to the promotion of foreign trade and foreign investment. Banobras’ principal activities consist of providing short-, medium- and long-term financing to public enterprises and federal, state and municipal governments and granting credits for low-income housing.

Under the laws establishing NAFIN, Bancomext and Banobras, the Government is responsible, at all times, for the transactions entered into by those development banks with foreign private, governmental and inter-governmental institutions, among others.
Banking Supervision and Support
Under the Banking Law, the CNBV is the entity responsible for the supervision of commercial and development banks. It is empowered to impose sanctions for failure to comply with existing banking regulations. The CNBV is administered by a board of directors composed of ten members in addition to its president and two of its vice presidents. Five of the members are appointed by the Ministry of Finance and Public Credit, three members are appointed by Banco de México, one member is appointed by the National Commission for the Retirement Savings System and one member is appointed by the National Insurance and Bonding Commission.
In 1995, the CNBV acquired powers of administrative and management intervention in financial holding companies similar to the CNBV’s existing powers with respect to banks and securities dealers. Mexican financial groups are organized in a holding company structure, and the CNBV’s powers of intervention give it the option of intervening at either the holding company or operating company level.
Background
From 1991 through 1994, the Government promulgated rules that, among other things, established procedures for classifying loans as “non-performing” and established loan loss reserve requirements and capital adequacy standards for Mexican commercial and development banks, pursuant to which such banks are required to maintain capitalization levels consistent with international standards.
The 1994-1995 peso devaluation and ensuing financial crisis created concerns about the stability of the Mexican banking system. The devaluation, higher domestic interest rates and contraction in real GDP combined to weaken the quality of the assets of Mexican banks, caused the capitalization of several banks to fall below the minimum required levels and created funding difficulties for many banks.
The weakening of the banking system prompted the Government to enact policies aimed at increasing the capitalization of Mexican banks. New reserve requirements were introduced by Banco de México to facilitate the regulation of liquidity. Pursuant to these requirements, which took effect in March 1995, a bank that overdraws its account with Banco de México must subsequently deposit funds, and maintain amounts on deposit, at least equal to the amount of the overdraft. Substantial fines may be imposed if a bank fails to make and maintain such deposits. The new reserve requirements were intended to reduce Banco de México‘s daily net extension of credit. In addition, in 1997 the CNBV adopted significant changes in the accounting practices applicable to Mexican commercial banks and development banks, with the intent of making those practices more consistent with international accounting standards, including U.S. generally accepted accounting principles.
In response to the 1994-1995 financial crisis, the Mexican Government took a number of additional steps to support the banking system, including broadening the scope for investment by foreign and domestic investors in the equity of Mexican financial institutions, enhancing the power of the CNBV to supervise and intervene in the activities of financial holding companies and creating a number of debtor support programs to restructure past-due loans caused by the crisis, then-rising interest rates and the ongoing recession. From 1994 to 1996, the CNBV exercised its authority to intervene in the management of a number of Mexican financial institutions, including the Cremi/Union financial group, Grupo Financiero Asemex Banpaís, S.A. de C.V. and its banking and insurance subsidiaries, Banco Capital, S.A. and Banco del Sureste, S.A.
In addition, the Government established the Temporary Capitalization Program (“PROCAPTE”), a voluntary program to assist viable but undercapitalized banks, under which the Banking Fund for the Protection of Savings (“FOBAPROA”) advanced funds to participating banks in exchange for five-year, mandatorily convertible bonds. By May 1995, the value of bonds issued through PROCAPTE reached Ps. 7,008 million. In February of 1997, the last bank participating in PROCAPTE liquidated its total participation, thus concluding the PROCAPTE program.

Through FOBAPROA, the Government made foreign exchange available through a foreign exchange credit window to help banks meet dollar liquidity needs. Outstanding drawings under this program reached their highest point of U.S. $3.8 billion in April 1995 and were completely repaid by August 31, 1995. No drawings were made after that date.
In 1995 and 1996, the Ministry of Finance and Public Credit approved recapitalization plans for twelve of Mexico’s financial institutions, many of which involved strategic investments by foreign financial institutions and the purchase by FOBAPROA of large portions of the loan portfolios of the affected banks.
IPAB
In 1999, the Government’s program to rescue troubled banks, first implemented in 1995, was restructured. Under the revised scheme, FOBAPROA was replaced by the Bank Savings Protection Institute, or IPAB, which assumed FOBAPROA’s assets and liabilities, except for certain liabilities that were explicitly excluded under the financial reforms.
In May 2002, IPAB announced a review of four banks that had transferred nonperforming loans to FOBAPROA following the 1994-1995 financial crisis, in order to determine whether all of the loans transferred by the banks were in fact eligible for transfer under the applicable guidelines. The four banks subsequently filed suit to challenge the reviews, which were suspended pending resolution of the suits by the applicable courts. In July 2004, the four banks reached an out-of-court settlement agreement with IPAB, pursuant to which they agreed to exchange their FOBAPROA notes for new notes from IPAB with a face value of approximately 50% of the face value of the original FOBAPROA notes, subject to certain further audits regarding a portion of the transferred loans. On June 26, 2005, all audits were concluded and the banks agreed to accept a 52.9% reduction in the total face value of their FOBAPROA notes.
IPAB also manages a deposit insurance program. During 1999, IPAB commenced a transition program under which deposit insurance limits were introduced gradually. Deposit insurance is now limited to 400,000 Unidades de Inversión (“UDIs”), units of account whose value in pesos is indexed to inflation on a daily basis, as measured by the change in the national consumer price index), per person or entity, per institution. At July 31, 2008, one UDI was worth Ps. 4.04.
The Congress allocates funds to IPAB on an annual basis to manage and service IPAB’s net liabilities, but those liabilities generally have not become public sector debt as had been originally proposed. In emergency situations, IPAB is permitted to contract additional financing in an amount not exceeding 6% of the total liabilities of banking institutions without congressional authorization. At December 31, 2007, IPAB’s debt totaled Ps. 752.9 billion. At June 30, 2008, IPAB’s debt totaled Ps. 759.4 billion.
In addition to Mexico’s auctions of debt securities in the domestic market, IPAB also sells peso-denominated debt securities in Mexico. IPAB uses the proceeds of these sales to service its maturing obligations, improve the maturity profile of its indebtedness and reduce its financing costs. IPAB’s securities, known as Savings Protection Bonds (“BPAs” or “BPATs”), have maturities of three or five years and are sold through auctions conducted by Banco de México. BPAs pay interest monthly at a rate (reset monthly) equal to the higher of the 28-day Cetes rate and the rate applicable to one-month bank notes (Pagarés con Rendimiento Liquidable al Vencimiento). IPAB placed a total of Ps. 67,550 million of these BPA instruments in the market in 2007, as compared to a total of Ps. 64,563 million of BPA instruments placed in the market in 2006. BPATs pay interest every 91 days at a rate (reset quarterly) equal to the 91-day Cetes rate. IPAB placed a total of Ps. 70,250 million of these BPAT instruments in the market in 2007, as compared to a total of Ps. 72,150 million of BPAT instruments placed in the market in 2006.

In May 2004, IPAB conducted an offering of a new type of peso-denominated Savings Protection Bonds (“BPA182”). These seven-year Savings Protection Bonds pay interest every 182 days at a rate (reset every six months) equal to the 182-day Cetes rate. IPAB placed a total of Ps. 46,800 million of these BPA182 instruments in the market in 2007, as compared to a total of Ps. 39,650 million of BPA182 instruments placed in the market in 2006.
In addition to its other activities, IPAB is now in the process of disposing of loan portfolios and other assets acquired by FOBAPROA during the 1994-1996 period. Significant sales of commercial loan assets since the beginning of 2006 include the following:
•	In February 2006, IPAB auctioned a bundle of commercial loans of Banco Banorte and Banco Santander Serfin. The amount received for the loan portfolio was Ps. 756.4 million. The net proceeds from this transaction represented 7.9% of the portfolio’s face value of Ps. 9,626.5 million.

•	In December 2006, IPAB auctioned a bundle of commercial loans of Banco Union. The amount received for the loan portfolio was Ps. 64.4 million. The net proceeds from this transaction represented 2.5% of the portfolio’s face value of Ps. 2,596 million.
Since the IPAB’s last auction of a loan portfolio in April 2007, there has been no further activity in this area.
Regulation
The Ministry of Finance and Public Credit issued new rules governing the capitalization requirements of Mexican commercial banks effective January 1, 2000. These rules currently require Mexican commercial banks to:
•	limit to 20% the amount of deferred taxes arising from fiscal losses that may be included as Tier 1 capital;

•	include all new issuances of subordinated convertible debt as Tier 2 capital. Outstanding subordinated mandatorily convertible debt, subject to current limitations, will remain as Tier 1 capital until its maturity or conversion;

•	exclude investments in non-financial companies and companies whose shares are not traded on the Mexican Stock Exchange from Tier 1 capital, except where those investments result from the capitalization of restructured loans; and

•	exclude from Tier 2 capital certain specific assets, including credit card debt, mortgages and commercial loans, and establish general loan loss reserves for these types of assets.
The rules also allow Mexican commercial banks, as part of a capitalization program, to issue cumulative and noncumulative subordinated debt securities through a special purpose vehicle, providing them with a new financing alternative in international markets. These securities have a minimum maturity of ten years, are unsecured and deeply subordinated and provide for the deferral (cumulative) or cancellation (noncumulative) of interest payments in certain circumstances and payment of the face value at the maturity date. Subject to limitations, noncumulative instruments may be included as Tier 1 capital.
During the second half of 2000, the Government continued to establish rules and criteria for the regulation of banking institutions in accordance with accepted international practices. In September 2000, the Government issued new rules for classifying the quality of loan portfolios of commercial banking institutions. At the same time, the rules governing the capitalization requirements of commercial banks were modified. In October 2000 and more recently in September 2003, the Government announced new rules for classifying the credit portfolios of development banks.

Under these rules, development banks currently are required to:
•	maintain a minimum net capital that reflects the market and credit risks of their operations;

•	gather the information necessary to grant or restructure various types of credit, both guaranteed and non-guaranteed;

•	maintain adequate records, implement procedures by which to verify recorded information and make such records available to certain identified creditors;

•	establish procedures by which to manage risk and perform their credit activity; and

•	implement a system of internal controls on operations.
At December 31, 2007, the total amount of past-due loans of commercial banks (excluding banks under Government intervention and those in special situations) was Ps. 43,073 million, as compared with Ps. 27,590 million at December 31, 2006. The total loan portfolio of the banking system increased by 18.3% in real terms during 2007, as compared with 2006. The past-due loan ratio of commercial banks was 2.5% at December 31, 2007, as compared with the 2.0% past-due loan ratio at December 31, 2006. The amount of loan loss reserves created by commercial banks (excluding banks under Government intervention and those in special situations) totaled Ps. 72,857 million at December 31, 2007, as compared with Ps. 54,455 million at December 31, 2006. At this level, commercial banks had reserves covering 169.2% of their past-due loans at December 31, 2007, exceeding the minimum reserve level of 45% required by the applicable accounting criteria.
At March 31, 2008, the total amount of past-due loans of commercial banks (excluding banks under Government intervention and those in special situations) was Ps. 37,358 million, as compared with Ps. 43,073 million at December 31, 2007. The total loan portfolio of the banking system increased by 2.3% in real terms during the first three months of 2008, as compared with December 31, 2007. The past-due loan ratio of commercial banks was 2.1% at March 31, 2008, as compared with the 2.5% past-due loan ratio at December 31, 2007. The amount of loan loss reserves created by commercial banks (excluding banks under Government intervention and those in special situations) totaled Ps. 68,729 million at March 31, 2008, as compared with Ps. 72,857 million at December 31, 2007. At this level, commercial banks had reserves covering 173.6% of their past-due loans at March 31, 2008, exceeding the minimum reserve level of 45% required by the applicable accounting criteria.
On June 4, 2001, the Mutual and Investment Funds Law went into effect. The reform was designed to develop financial intermediaries other than banks, allowing retail investors to participate in a more transparent and liquid securities market. The goals of the reform were to:
•	introduce the concept of investment fund distributors; and

•	avoid conflicts of interest between investment funds and operating companies by (1) requiring that one third of the members of the board of each investment fund be independent and (2) precluding brokerage houses and banks from acting directly as operating companies.
Legislation relating to Bankruptcy and Secured Transactions
On June 13, 2003, a congressional decree was published amending the Commerce Code, the General Law of Negotiable Instruments and Credit Transactions, the Securities Market Law, the Banking Law, the Insurance Companies Law, the Bond Companies Law and the General Law of Ancillary Credit Organizations and Activities. Among its provisions, the decree eliminated a prior non-recourse provision applicable to non-possessory pledges and collateral trusts in order to allow creditors further recourse against debtors in the event that proceeds derived from the sale or foreclosure of collateral are insufficient to pay secured obligations. The decree also amended certain aspects of the collateral trust, including extending the period for which a trust may be created and changing certain aspects of the trustee’s role. Provisions of the Commerce Code governing judicial foreclosure proceedings of securities trusts were amended accordingly. Additionally, the decree amended the Securities Market Law to redefine the provisions for creating and transferring the securities granted as collateral under a special pledge over securities deposited in an institution for deposit and clearance of securities.

Credit Allocation by Sector
The following table shows the allocation by sector of credit extended by commercial and development banks at each of the dates indicated.

	Credit Allocation by Sector(1)
	December 31,
	2003			2004			2005			2006			2007(2)
	(in billions of pesos and as % of total)
Agriculture, forestry and fishing	Ps.	33.2	2%	Ps.	20.4	1%	Ps.	21.7	1%	Ps.	22.2	1%	Ps.	28.0	1%
Industry		199.2	14		195.0	14		181.4	11		215.3	13		322.1	16
Services and other activities		210.1	15		233.0	16		247.5	16		306.9	18		375.0	19
Housing credit		139.3	10		140.6	10		181.8	11		243.8	14		289.8	15
Spending credit		122.9	9		182.2	13		275.1	17		391.7	23		492.1	25
Statistical adjustment		6.5	0		4.3	0		1.7	0		6.4	0		2.8	0
Financial sector		115.4	8		156.0	11		183.2	12		135.0	8		151.0	8
Public sector		319.2	22		310.9	22		281.5	18		194.8	12		197.7	10
Others		270.9	19		177.9	12		192.8	12		152.4	9		99.7	5
External sector		16.7	1		18.4	1		14.5	1		17.8	1		21.7	1
Interbank sector		9.3	1		5.3	0		5.3	0		2.9	0		2.0	0

Total	Ps.	1,433.4	100%	Ps.	1,438.8	100%	Ps.	1,581.2	100%	Ps.	1,686.3	100%	Ps.	1,979.8	100%

Note: Totals may differ due to rounding.

(1)	Includes commercial and development banks.

(2)	Preliminary.

Source: Banco de México.
Insurance Companies and Auxiliary Credit Institutions
The Insurance Company Law regulates, among other things, the provision of health insurance and managed health services. Pursuant to the law, as amended in December 1999, insurance companies that wish to provide health services, such as medical care and hospitalization services, may do so only with the approval of the Ministry of Finance and Public Credit and may offer those services only through companies whose activities are limited to the provision of those services (including without limitation the ownership and operation of hospitals) and medical and health insurance. Any company providing health services must have:
•	segregated into separate companies its insurance activities (other than medical and health insurance activities) and its health and medical insurance and provision of health services activities;

•	formed a new company to which it has transferred its health services and related insurance activities;

•	disposed of its health services activities, by assigning its contracts to another institution that exclusively provides these services and which has already been approved by the Ministry of Finance and Public Credit; or

•	disposed of its insurance activities (other than medical and health insurance activities) in a transaction approved by the Ministry of Finance and Public Credit.
Pursuant to 1995 amendments to the Insurance Company Law, foreign investors may purchase up to 49% of the capital stock of Mexican insurance companies. In addition, foreign financial institutions domiciled in countries with which Mexico has entered into trade agreements may, with the approval of the Ministry of Finance and Public Credit, acquire the majority of the capital stock of a Mexican insurance company. Mexican insurance companies may use the services of intermediaries located in Mexico or abroad for their reinsurance transactions and may issue nonvoting or limited voting shares, as well as subordinated obligations. In addition, foreign insurance companies are permitted, with the prior approval of the Ministry of Finance and Public Credit, to establish representative offices in Mexico.

The Ley General de Organizaciones y Actividades Auxiliares del Crédito (Auxiliary Credit Organizations Law), as amended in 1993, governs financial intermediaries. Pursuant to the law:
•	no individual or entity is permitted to hold directly or indirectly more than 10% of the paid-in capital of financial intermediaries without the prior authorization of the Ministry of Finance and Public Credit;

•	auxiliary credit institutions and foreign exchange brokers are required to allocate 10% of their profits to a capital reserve fund until that fund equals their paid-in capital;

•	financial leasing companies are able to enforce judicially the repossession of goods leased in the event of a default by the lessee; and

•	the CNBV is entitled to prevent auxiliary credit institutions from using misleading documentation.
Pursuant to 1995 amendments to the Auxiliary Credit Organizations Law, foreign investors may purchase up to 49% of the capital stock of auxiliary credit institutions. In addition, foreign financial institutions domiciled in countries with which Mexico has entered into trade agreements may, with the approval of the Ministry of Finance and Public Credit, acquire the majority of the shares representing capital stock of an auxiliary credit institution.
In connection with the implementation of the NAFTA, amendments to several laws relating to financial services became effective on January 1, 1994, and implementing regulations were issued by the Ministry of Finance and Public Credit on April 20, 1994. Under the measures, non-Mexican financial groups and financial intermediaries are permitted, through Mexican subsidiaries, to engage in various activities, including the provision of insurance, in Mexico.
The Securities Markets
The Mexican Stock Exchange is the only authorized stock exchange involved in the listing and trading of equity and debt securities in Mexico. Upon the consummation of the initial public offering of its shares on June 18, 2008, the Mexican Stock Exchange was transformed from a sociedad anónima de capital variable (private company) to a sociedad anónima bursátil de capital variable (a public company). In connection with the initial public offering of shares, certain of the former stockholders of the Mexican Stock Exchange (banks and brokerage houses) created a control trust into which they deposited more than 50% of the issued and outstanding shares of the Mexican Stock Exchange for purposes of voting such shares in the future as a single block. Both debt and equity securities are listed and traded on the Mexican Stock Exchange, including stocks and bonds of private sector corporations, equity certificates or shares issued by banks, commercial paper, bankers’ acceptances, certificates of deposit, Mexican Government debt and special hedging instruments linked to the dollar. Currently, institutional investors are the most active participants in the Mexican Stock Exchange, although retail investors also play a role in the market. The Mexican equity market is one of Latin America’s largest in terms of market capitalization, but it remains relatively small and illiquid compared to major world markets.
The Securities Market Law has been amended in several occasions in recent years. It was amended in 1993 to include more flexible rules for the repurchase by Mexican companies of their own shares and new rules relating to privileged information, as well as to permit the listing of foreign securities on the Mexican Stock Exchange upon the authorization of the Ministry of Finance and Public Credit, the National Banking and Securities Commission and Banco de México. The 1993 amendments also included the creation of an international quotation system. In addition, beginning in July 1994 foreign securities firms were permitted to establish representative offices in Mexico with the prior approval of the Ministry of Finance and Public Credit. As of December 31, 2007, four foreign securities firms were authorized by the Ministry of Finance and Public Credit to maintain representative offices in Mexico.

Effective June 1, 2001, the Securities Market Law was amended to improve and promote trading in the Mexican securities market by making it more transparent, liquid and efficient and by implementing stricter corporate governance rules, which are intended to strengthen the rights of minority shareholders of public companies and brokerage houses, among other things. The amended law requires issuers of securities to appoint an audit committee of the board that has full access to the issuer’s information, appoint independent board members and limit the amount of non-voting and voting-restricted stock they issue. In addition, the reforms introduced provisions intended to regulate the duties of board members and the liability of board members for acting in violation of such duties. The amendments also broadened the scope of insider trading provisions and introduced more severe penalties for insider trading violations.
In December 2005, the Mexican Congress passed a new Securities Market Law to enhance the institutional framework of the securities market in Mexico. The new law, which entered into effect on June 28, 2006, clarified several aspects of the existing law, including the disclosure mechanisms and the reach of its application to holding companies and subsidiaries. In addition, the new law improved minority shareholders’ rights and introduced certain new requirements and fiduciary duties applicable to board members, officers and external auditors of publicly traded companies. The new law also redefined certain corporate responsibilities, requiring the creation of audit and corporate governance committees with independent board members.
In conjunction with the 1995 and 1998 amendments to the Banking Law, certain restrictions on the shareholding structure of securities firms were relaxed. These restrictions mirror those that apply to Mexican commercial banks. See “—Banking System” for a discussion of the current shareholding structure and foreign ownership restrictions.
The market capitalization of the Mexican Stock Exchange was U.S. $346.6 billion at the end of 2006 representing a 46.9% increase in dollar terms from its year-end 2005 level. The value of transactions on the Mexican Stock Exchange totaled U.S. $87 billion in 2006, 50.9% more than in 2005. Fixed income securities (i.e., commercial paper, notes, bonds and ordinary participation certificates) accounted for 0.45% and equity securities (i.e., shares and certificates of patrimonial contribution) accounted for the remaining 99.55% of transactions.
The market capitalization of the Mexican Stock Exchange was U.S. $399.5 billion at the end of 2007 representing a 15.3% increase in dollar terms from its year-end 2006 level. The value of transactions on the Mexican Stock Exchange totaled U.S. $134.2 billion in 2007, 54.7% more than in 2006. Fixed income securities (i.e., commercial paper, notes, bonds and ordinary participation certificates) accounted for 0.2% and equity securities (i.e., shares and certificates of patrimonial contribution) accounted for the remaining 99.8% of transactions.
The Mexican Stock Exchange publishes a market index (the “Stock Market Index”) based on a group of the 35 most actively traded shares. At December 31, 2007, the Stock Market Index stood at 29,536.83 points, representing an 11.67% nominal increase from the level of 26,448.32 at December 29, 2006.
At September 1, 2008, the Stock Market Index stood at 26,424.70 points, representing a 10.54% decrease from the level at December 31, 2007.

The following graph charts the Stock Market Index for the periods indicated.

EXTERNAL SECTOR OF THE ECONOMY
Foreign Trade
Since the late 1980’s, Mexico has had an outward-looking approach towards economic development, concentrating on export-led growth. This approach supplanted the import substitution economic development model that Mexico adopted in the 1940’s to promote industrialization through protection of local industries, which in its latter stages was financed by the expansion of oil exports and debt accumulation.
To foster non-oil exports, the Government has promoted a comprehensive set of trade, fiscal, financial and promotional measures designed to create a macroeconomic environment in which exports will be more competitive. The Government’s decision to join the General Agreement on Trade and Tariffs (“GATT”) in 1986 resulted in, among other things, an important reduction in the protection traditionally given to domestic producers. A five-tier tariff structure was established at the end of 1987 with a maximum rate of 20%. Average tariff rates declined from 22.6% in 1986 to 13.1% in 1992 and 3.3% in 2007. As of May 2008, approximately 98.7% of tariff items and 79.3% of imports by value were exempt from import permit requirements and other non-tariff barriers.
The following table provides information about the value of Mexico’s merchandise exports and imports (excluding tourism) for the periods indicated.
Exports and Imports

						First six
						months of
	2003	2004	2005	2006	2007(1)	2008(1)
	(in millions of dollars, except average price of Mexican oil mix)
Merchandise exports (f.o.b.)
Oil and oil products	$18,602	$23,667	$31,891	$39,022	$43,018	$28,149
Crude oil	16,676	21,258	28,329	34,707	37,937	24,577
Other	1,926	2,409	3,561	4,315	5,081	3,572
Non-oil products	146,164	164,332	182,342	210,903	228,857	121,367
Agricultural	5,036	5,684	6,008	6,853	7,435	4,860
Mining	496	901	1,168	1,317	1,737	966
Manufactured goods(2)	140,632	157,747	175,166	202,734	219,685	115,541

Total merchandise exports	164,766	187,999	214,233	249,925	271,875	149,516
Merchandise imports (f.o.b.)
Consumer goods	21,509	25,409	31,513	36,901	43,055	23,183
Intermediate goods(2)	128,831	148,804	164,091	188,632	205,295	110,579
Capital goods	20,205	22,597	26,216	30,525	33,599	18,277

Total merchandise imports	170,546	196,810	221,820	256,058	281,949	152,039

Trade balance	$(5,779)	$(8,811)	$(7,587)	$(6,133)	$(10,074)	$(2,523)

Average price of Mexican oil mix(3)	$24.78	$31.05	$42.71	$53.04	$61.63	$93.70

Note:	Totals may differ due to rounding.

(1)	Preliminary figures.

(2)	Includes the maquiladora (or in-bond) industry.

(3)	In dollars per barrel.

Source: Banco de México.
As a result of the export promotion strategy referred to above, non-oil exports have increased more than thirty-fold since 1982, reaching U.S. $228.9 billion (or 84.2% of total merchandise exports including in-bond industries) in 2007. Over the last twenty years, the composition of Mexico’s non-oil exports has also changed. In 2007, U.S. $219.7 billion (or 96.0%) of Mexico’s non-oil exports (including in-bond industry) were represented by manufactured goods, as compared with U.S. $5.8 billion (or 77.1%) in 1982.
In 2005, Mexico registered a trade deficit of U.S. $7.6 billion, as compared with a trade deficit of U.S. $8.8 billion in 2004. Merchandise exports increased by 14.0% in 2005, to U.S. $214.2 billion, mainly due to an increase in external demand, especially from the United States, Mexico’s principal trading partner, and a 37.6% increase in the average price per barrel of Mexican crude oil exports. In 2005, petroleum exports increased by 34.8% and non-petroleum exports increased by 11.0%, each as compared with 2004. Exports of manufactured goods, which represented 81.8% of total merchandise exports in 2005, increased by 11.0% in 2005 as compared with 2004.

Total imports increased by 12.7% to U.S. $221.8 billion during 2005. This was a lesser increase as compared with the increase during 2004 of 15.4%. The lower rate of import growth in 2005 was mainly due to the slower expansion of the maquiladora (or in-bond) sector, which uses imported goods as inputs. Imports of intermediate goods increased by 10.3%, imports of capital goods increased by 16.0% and imports of consumer goods increased by 24.0% during 2005.
In 2006, Mexico registered a trade deficit of U.S. $6.1 billion, as compared with a trade deficit of U.S. $7.6 billion in 2005. Merchandise exports increased by 16.7% in 2006 to U.S. $249.9 billion, mainly due to an increase in external demand and a 24.2% increase in the average price per barrel of Mexican crude oil exports. In 2006, petroleum exports increased by 22.4% and non-petroleum exports increased by 15.7%. Exports of manufactured goods, which represented 81.1% of total merchandise exports in 2006, increased by 15.7% in 2006.
Total imports increased by 15.4% to U.S. $256.1 billion during 2006, mainly due to an increase in aggregate domestic demand. Imports of intermediate goods increased by 15.0%, imports of capital goods increased by 16.4% and imports of consumer goods increased by 17.1% during 2006.
In 2007, Mexico registered a trade deficit of U.S. $10.1 billion, as compared with a trade deficit of U.S. $6.1 billion in 2006. Merchandise exports increased by 8.8% in 2007 to U.S. $271.9 billion, mainly due to a 16.2% increase in the average price per barrel of Mexican crude oil exports. In 2007, petroleum exports increased by 10.2% and non-petroleum exports increased by 8.5%. Exports of manufactured goods, which represented 80.8% of total merchandise exports in 2007, increased by 8.4% in 2007.
Total imports increased by 10.1% to U.S. $281.9 billion during 2007, mainly due to an increase in aggregate domestic demand. Imports of intermediate goods increased by 8.8%, imports of capital goods increased by 10.1% and imports of consumer goods increased by 16.7% during 2007.
According to preliminary figures, during the first six months of 2008, Mexico registered a trade deficit of U.S. $2.5 billion, as compared with a trade deficit of U.S. $4.8 billion for the same period of 2007. Merchandise exports increased by 16.9% during the first six months of 2008 to U.S. $149.5 billion, as compared to U.S. $127.9 billion for the same period of 2007. During the first six months of 2008, petroleum exports increased by 50.0%, while non-petroleum exports increased by 11.2%, each as compared with the petroleum and non-petroleum export totals of the same period of 2007. Exports of manufactured goods, which represented 77.3% of total merchandise exports, increased by 11.1% during the first six months of 2008, as compared with exports of manufactured goods during the same period of 2007.
According to preliminary figures, during the first six months of 2008, total imports grew by 14.6% to U.S. $152.0 billion, as compared to U.S. $132.7 billion for the same period of 2007. During the first six months of 2008, imports of intermediate goods increased by 13.8%, imports of capital goods increased by 15.2% and imports of consumer goods increased by 18.0%, each as compared to imports in the same period of 2007.

Geographic Distribution of Trade
The United States is Mexico’s most important trading partner. In 2007, trade with the United States accounted for approximately 82.1% of Mexico’s total exports and 49.5% of Mexico’s total imports.
The following table shows the distribution of Mexico’s external trade for the periods indicated:
Distribution of Trade(1)

	2003	2004	2005	2006	2007(2)
Exports (f.o.b.):
U.S.A.	87.6%	87.5%	85.7%	84.7%	82.1%
Canada	1.8	1.8	2.0	2.1	2.4
EU	3.8	3.6	4.3	4.4	5.4
Of which:
Spain	0.9	1.1	1.4	1.3	1.4
U.K	0.4	0.4	0.6	0.4	0.6
Germany	1.0	0.9	1.1	1.2	1.5
France	0.2	0.2	0.2	0.2	0.3
Japan	0.7	0.6	0.7	0.6	0.7
Others	6.1	6.5	7.4	8.1	9.5

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Imports (f.o.b.):
U.S.A.	61.8%	56.3%	53.4%	50.9%	49.5%
Canada	2.4	2.7	2.8	2.9	2.8
EU	10.9	11.1	11.7	11.3	12.0
Of which:
Spain	1.3	1.4	1.5	1.4	1.4
U.K	0.7	0.7	0.8	0.8	0.8
Germany	3.6	3.6	3.9	3.7	3.8
France	1.2	1.2	1.2	1.0	1.1
Japan	4.5	5.4	5.9	6.0	5.8
Others	20.4	24.5	26.2	28.9	29.9

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Note: Totals may differ due to rounding.

(1)	Includes in-bond industry on a gross basis.

(2)	Preliminary.

Source: Banco de México.
The NAFTA, between Mexico, the United States and Canada, entered into force on January 1, 1994. The three parties to the NAFTA also negotiated and entered into supplemental accords to this agreement on labor and environmental issues, as well as separate understandings on emergency actions in response to import surges and the funding of environmental infrastructure projects in the Mexico-U.S. border region. In addition, different combinations of the three countries have also reached understandings, or have agreed to pursue further discussions, on various specific issues.
The NAFTA:
•	removed most customs duties imposed on goods traded among Mexico, the United States and Canada;

•	removed or relaxed many investment restrictions, including restrictions on foreign investment in banking, insurance and other financial service activities;

•	liberalized trade in services and provided for protection of intellectual property rights;

•	provides a specialized means for resolution of trade disputes arising under the NAFTA; and

•	promotes trilateral, regional and multilateral cooperation.

It is anticipated over the long term that the NAFTA will have a favorable effect on employment, wages and economic growth in Mexico by providing improved and more predictable access of Mexican exports to U.S. and Canadian markets. On the other hand, Mexican producers and service providers are subject to increased foreign competition as tariffs and other restrictions which provided a measure of protection for certain industries from foreign competition are reduced. This increased competition, the effects of which have already been felt in many segments of the Mexican economy after Mexico’s entry into the GATT in 1986, contributed to increased unemployment in Mexico in the short term, but has led to favorable changes in the composition of Mexican economic activity.
Since the NAFTA entered into force in 1994, trade between Mexico, the United States and Canada has increased. In 2007, United States imports of Mexican products grew at a higher rate (6.3%) than United States imports overall (5.4%).
A free trade agreement between Mexico and Chile went into effect on August 1, 1999, expanding the terms of the trade agreement originally entered into by these countries in 1992. Mexico’s free trade agreement with Colombia and Venezuela and a similar agreement with Bolivia entered into force on January 1, 1995, although Venezuela ceased participation in this agreement on November 19, 2006. Mexico entered into a free trade agreement with Costa Rica in January 1995 and with Nicaragua in July 1998. In February 2000, Mexico and Israel signed a free trade agreement, which took effect on July 1, 2000. The agreement covers tariffs on industrial and agricultural products exported by Mexico to Israel and on agricultural technology, medical and agricultural equipment and agricultural products exported by Israel to Mexico. In June 2000, Mexico signed a free trade agreement with Guatemala, Honduras and El Salvador, which took effect on March 15, 2001 for Guatemala and El Salvador, and on June 1, 2001 for Honduras. The agreement covers tariffs on industrial and agricultural products traded among the four countries, as well as rules governing the export and import of services among the four countries. On November 15, 2003, Mexico signed a free trade agreement with Uruguay, which entered into effect on July 15, 2004. On September 17, 2004, Mexico signed a free trade agreement with Japan, which entered into effect on April 1, 2005. In addition, Mexico is participating in the negotiations for the Free Trade Area of the Americas (FTAA), and is negotiating a free trade agreement with the four members of the Common Market of the South (MERCOSUR), Argentina, Brazil, Paraguay and Uruguay. Negotiations for a free trade agreement with Panama were suspended in 2003.
On November 18, 1993, Mexico was admitted as a member of the Asian Pacific Economic Cooperation Association. Mexico became a member of the World Trade Organization (“WTO”) on January 1, 1995, the date on which the WTO superseded the GATT. In March 2000, Mexico and the European Union signed a free trade agreement, which took effect on July 1, 2000. The agreement covers industrial tariffs, agricultural goods, services, public procurement, rules of competition and investment, intellectual property, rules of origin and dispute resolution.
The Ley de Comercio Exterior (Foreign Trade Law), enacted in 1993, grants broad powers to the President to establish import and export duties and other trade restrictions. Under the law, the Ministry of Economy is authorized to resolve trade-related disputes and establish procedures for the imposition of countervailing duties. The Foreign Trade Law created the Foreign Trade Commission, an agency now within the Ministry of Economy, to administer these procedures. In addition, the Foreign Trade Law specifically defines and regulates unfair trade practices, making Mexico’s regulatory framework more consistent with current international practices and standards.
In-bond Industry
Mexico’s in-bond industry imports components and raw materials free of duties and exports finished products with the manufacturer paying tariffs only on the value added in Mexico. Initially established along the border with the United States, in-bond plants are now established in other regions of the country, where they have access to a larger and more diverse labor pool and are able to take greater advantage of inputs available from Mexican suppliers. According to preliminary figures, more than half of the value added by in-bond industry in 2007 was in the production of auto parts, transportation equipment and electronic products.
In December 2006, the number of in-bond plants totaled 2,783, down from 2,811 in December 2005. According to preliminary figures, in December 2006 in-bond plants employed 1,170,962 workers, an increase from 1,156,477 workers in December 2005. This increase in employment was attributable principally to the growth of the manufacturing sector generally in 2006. According to preliminary figures, net revenues from in-bond operations during 2006 increased by 7.6%, to U.S. $2.2 billion.

Balance of International Payments
Since 1988, Mexico has registered deficits in its current account, due primarily to increases in imports by the private sector and the Government’s trade liberalization policies.
According to preliminary figures, during 2005, Mexico’s current account registered a deficit of 0.6% of GDP4, or U.S. $5,207 million, a decrease of U.S. $1,388 million as compared to the current account deficit of U.S. $6,595 million registered in 2004. The capital account registered a surplus of U.S. $14,879 million in 2005, an increase of U.S. $2,401 million as compared to the surplus of U.S. $12,477 million in 2004, primarily due to an increase in direct and portfolio foreign investment. Foreign investment in Mexico totaled U.S. $30,195 million in 2005, and was composed of direct foreign investment inflows totaling U.S. $21,830 million and net foreign portfolio investment (including securities placed abroad) inflows totaling U.S. $8,365 million.
According to preliminary figures, during 2006, Mexico’s current account registered a deficit of 0.2% of GDP, or U.S. $2,231 million, a decrease of U.S. $2,976 million as compared to the current account deficit of U.S. $5,207 million registered in 2005. The capital account registered a deficit of U.S. $1,939 million in 2006, a decrease of $16,818 million as compared to the surplus of U.S. $14,879 million in 2005, primarily due to a decrease in direct and portfolio foreign investment in 2006. Foreign investment in Mexico totaled U.S. $20,627 million in 2006, and was composed of direct foreign investment inflows totaling U.S. $19,331 million and net foreign portfolio investment (including securities placed abroad) inflows totaling U.S. $1,296 million.
According to preliminary figures, during 2007, Mexico’s current account registered a deficit of 0.6% of GDP, or U.S. $5,813 million, an increase of U.S. $3,582 million as compared to the current account deficit of U.S. $2,231 registered in 2006. The capital account registered a surplus of U.S. $18,640 million in 2007, an increase of U.S. $20,579 million as compared to the deficit of U.S. $1,939 million in 2006, primarily due to increases in direct and portfolio foreign investment, external financing of Pidiregas projects and external indebtedness of the private sector (banking and non-banking). Foreign investment in Mexico totaled U.S. $39,792 million in 2007, and was composed of direct foreign investment inflows totaling U.S. $25,019 million and net foreign portfolio investment (including securities placed abroad) inflows totaling U.S. $14,773 million.
According to preliminary figures, during the first six months of 2008, Mexico’s current account registered a deficit of 0.3% of GDP, or U.S. $3,508 million, as compared to a deficit of U.S. $3,871 million for the same period of 2007. The capital account registered a surplus in the first three months of 2008 of U.S. $10,183 million, as compared with a U.S. $7,580 million surplus in the same period of 2007. Net foreign investment in Mexico as recorded in the balance of payments totaled U.S. $22,111million during the first six months of 2008, and was composed of foreign direct investment totaling U.S. $10,537 million and net foreign portfolio investment inflows totaling U.S. $11,574 million.

[4]	GDP figures used for calculations in this section are those resulting from the application of the new classification system adopted by INEGI in April 2008.

The following table sets forth Mexico’s balance of payments for the periods indicated:
Balance of Payments

						First six
						months of
	2003(1)	2004(1)	2005(1)	2006(1)	2007(1)	2008(1)
	(in millions of dollars)

I. Current Account(2)	$(8,573)	$(6,595)	$(5,207)	$(2,231)	$(5,813)	$(3,508)
Credits	195,390	224,903	256,519	296,936	321,911	174,701
Merchandise exports (f.o.b.)	164,766	187,999	214,233	249,925	271,875	149,520
Non-factor services	12,533	13,955	16,066	16,221	17,617	9,534
Tourism	9,362	10,796	11,803	12,177	12,901	7,338
Others	3,171	3,160	4,263	4,045	4,716	2,195
Factor Services	3,942	5,708	5,430	6,577	7,996	3,818
Interest	2,343	2,211	3,011	5,097	6,312	2,901
Others	1,599	3,497	2,419	1,481	1,684	917
Transfers	14,149	17,241	20,789	24,212	24,423	11,829
Debits	203,963	231,498	261,725	299,165	327,724	178,209
Merchandise imports (f.o.b.)	170,546	196,810	221,820	256,058	281,949	152,039
Non-factor services	17,134	18,562	20,779	21,957	23,556	12,561
Insurance and freight	4,493	5,450	6,494	7,418	8,297	4,736
Tourism	6,253	6,959	7,600	8,108	8,378	4,082
Others	6,387	6,153	6,685	6,431	6,881	3,743
Factor services	16,247	16,046	19,070	21,063	22,117	13,593
Interest	11,670	11,222	12,260	14,076	14,865	7,422
Others	4,576	4,824	6,810	6,987	7,253	6,172
Transfers	37	80	57	88	101	15
II. Capital Account	19,591	12,477	14,879	(1,939)	18,640	10,183
Liabilities	16,127	24,242	29,071	15,975	48,672	24,118
Loans and deposits	(4,113)	(3,939)	(1,124)	(4,652)	8,880	2,008
Development banks	(1,417)	(2,215)	(3,122)	(7,947)	(1,040)	(1,013)
Commercial banks	272	(471)	(2,280)	174	2,806	1,485
Non-financial public sector	(1,827)	(2,359)	7	(3,557)	(336)	515
Non-financial private sector	(2,421)	(195)	344	4,615	2,527	112
PIDIREGAS	1,279	1,302	3,927	2,063	4,924	909
Foreign investment	20,241	28,181	30,195	20,627	39,792	22,111
Direct	16,682	22,943	21,830	19,331	25,019	10,537
Portfolio	3,558	5,238	8,365	1,296	14,773	11,574
Equity Securities	(123)	(2,522)	3,353	2,805	(482)	1,757
Debt securities in pesos	902	5,193	3,346	3,672	9,054	6,511
Public sector	902	5,193	3,346	3,672	9,054	6,511
Private sector	0	0	0	0	0	0
Debt securities in foreign currency	2,779	2,567	1,667	(5,182)	6,201	3,305
Public sector	(1,089)	135	(6,978)	(10,523)	(5,571)	(2,625)
Private sector	(1,056)	(2,215)	3,823	379	3,471	(610)
PIDIREGAS	4,924	4,647	4,822	4,963	8,301	6,540
Assets	3,464	(11,765)	(14,193)	(17,914)	(30,032)	(13,935)
III. Errors and Omissions	(1,581)	(1,824)	(2,508)	3,167	(2,542)	994
IV. Change in net international reserves(3)	9,451	4,061	7,173	(989)	10,311	7,680

Note: Totals may differ due to rounding.

(1)	Preliminary figures.

(2)	Current account figures are calculated according to a methodology developed to conform to new international standards under which merchandise exports and merchandise imports include in-bond industry.

(3)	The sum of items I, II and III does not equal item IV because purchases and sales of gold and silver as well as adjustments in their value are not reflected in items I, II and III.

Source: Banco de México.

Mexico’s Foreign Exchange Commission, composed of members of the Ministry of Finance and Public Credit and Banco de México, establishes Mexico’s exchange rate policy as well as Mexico’s policies for the accumulation of international reserves.
The Government establishes quarterly targets for the expansion of net domestic credit, and has done so since 1996. At that time, the definition of “net domestic credit” was changed to be more consistent with international standards. “Net domestic credit” is now defined as the variation of the monetary base (currency in circulation plus bank deposits at the central bank) less the variation of Banco de México‘s “net international assets.” “Net international assets” is defined as (a) gross international reserves plus (b) assets with a maturity longer than six months derived from credit agreements with central banks, less (x) liabilities outstanding to the IMF and (y) liabilities with a maturity shorter than six months derived from credit agreements with central banks.
On March 20, 2003, the Foreign Exchange Commission adopted a mechanism to moderate the rate of accumulation of international reserves. Under the mechanism, Banco de México announced every quarter, beginning in May 2003, the total amount of dollars it would supply to the currency market in the following three-month period. The amount of dollars to be sold, which was sold exclusively to Mexican credit institutions, equaled 50% of the increase in net international reserves registered during the previous quarter less the sales of dollars made through this mechanism during the previous quarter. The total amount of dollars to be sold in a quarter was sold through daily auctions, each for an amount equal to the total for the quarter divided by the number of business days in the quarter.
On March 12, 2004, the Foreign Exchange Commission announced that it would adjust the mechanism to moderate the rate of accumulation of international reserves described in the preceding paragraph. Under the adjusted mechanism, Banco de México continues to make quarterly announcements regarding the daily amounts of dollars to be supplied to the currency market pursuant to the same formula, but the total amount announced is divided into four equal portions to be sold in the following four quarters. The new mechanism commenced on May 3, 2004. The amount of dollars auctioned during the quarter from November 2006 through January 2007 was U.S. $42 million, from February through April 2007 was U.S. $26 million and from May through July 2007 was U.S. $21 million. The total amount of dollars to be sold in a quarter is sold through daily auctions, each for an amount equal to the total for the quarter divided by the number of business days in the quarter. On July 17, 2007, Banco de México announced that it would suspend its daily auctions of dollars for the quarter from August through October 2007, because there was no accumulation of net international reserves registered during the preceding four quarters. The amount of dollars auctioned during the quarter from November 2007 through January 2008 was U.S. $9 million, from February 2008 through April 2008 was U.S. $20 million, and from May 2008 through July 2008 was U.S. $32 million.
On July 25, 2008, the Foreign Exchange Commission announced that, effective August 1, 2008, it was suspending the auction mechanism until further notice in order to compensate for the decrease in the balance of international reserves caused by the Ministry of Finance and Public Credit’s purchase of U.S. $8 billion of U.S. dollars from Banco de México.
At December 31, 2007, Mexico’s international reserves totaled U.S. $77,991 million, an increase of U.S. $10,311 million from the amount at December 29, 2006. The net international assets of Banco de México totaled U.S. $87,235 million at December 31, 2007, an increase of U.S. $10,931 million from the amount at December 29, 2006. According to preliminary figures, at July 25, 2008, Mexico’s international reserves totaled U.S. $78,135 million, an increase of U.S. $144 million from the amount at December 31, 2007. The net international assets of Banco de México totaled U.S. $94,227 million at July 25, 2008, an increase of U.S. $6,992 million from the amount at December 31, 2007.

The following table sets forth the international reserves and net international assets of Banco de México at the end of each period indicated.
International Reserves and Net International Assets(3)

	End-of-Period	End-of-Period
Year	International Reserves(1)(2)	Net International Assets
	(in millions of dollars)
2003	$57,435	$59,059
2004	61,496	64,233
2005	68,669	74,115
2006	67,680	76,304
2007	77,991	87,235
2008
January	79,976	90,803
February	81,392	90,381
March	84,042	91,165
April	84,821	92,831
May	84,636	93,991
June	85,671	94,077

(1)	International reserves of Banco de México include gold, Special Drawing Rights and foreign exchange holdings.

(2)	International reserves are equivalent to gross international reserves minus international liabilities of the central bank with maturities under six months.

(3)	Net international assets are defined as (a) gross international reserves plus (b) assets with a maturity longer than six months derived from credit agreements with central banks, less (x) liabilities outstanding to the IMF and (y) liabilities with a maturity shorter than six months derived from credit agreements with central banks.

Source: Banco de México.
Direct Foreign Investment in Mexico
Mexico’s Foreign Investment Law establishes a set of rules designed to provide legal certainty to foreign investors and promote the country’s competitiveness. The law, which became effective in December 1993, liberalized certain restrictions on foreign investment in Mexico, permitting, if certain conditions are satisfied, the ownership by foreign investors of 100% of the capital stock of a Mexican company. The law also sets forth which activities of the economy continue to be reserved to the Government or to Mexican investors and the different activities in which foreign investment may not exceed 10%, 25%, 30% or 49% of the total investment. The Government recognizes that Mexico is competing for capital with many other countries, including China and nations in Eastern and Central Europe, but believes that, because of the increased competitiveness and productivity of its economy, Mexico will be able to maintain access to sources of investment capital.
If certain requirements are met, the Foreign Investment Law allows foreign investors to purchase equity securities traded on the Mexican Stock Exchange that would otherwise be restricted to Mexican investors. Thus, with the authorization of the Ministry of Economy, investment trusts may be established by Mexican banks acting as trustees. These trusts issue ordinary participation certificates that may be acquired by foreign investors; the certificates grant only economic rights to their holders and do not confer voting rights in the companies whose stock is held by the trusts (such voting rights being exercisable only by the trustee).
According to preliminary figures, during 2007, net foreign investment in Mexico, as recorded in the balance of payments, totaled U.S. $39.5 billion, and was composed of direct foreign investment of U.S. $24.7 billion and net foreign portfolio investment (including securities placed abroad) inflows of U.S. $14.8 billion. Total accumulated direct foreign investment in Mexico, excluding the direct foreign investment that has not been notified to the Registro Nacional de Inversiones Extranjeras (National Foreign Investment Registry), during the 2003-2007 period totaled approximately U.S. $102.4 billion. Of the total direct foreign investment accumulated during 2003-2007 period, excluding that in securities, 52.1% has been channeled to manufacturing, 20.2% to financial services, 7.2% to commerce, 6.3% to transportation and communications, 1.9% to mining, 1.4% to construction, 0.8% to electricity and water, 0.1% to agriculture, livestock, fishing and forestry and 10.0% to other services.

According to preliminary figures, net foreign investment in Mexico, as recorded in the balance of payments, totaled U.S. $5.5 billion during the first three months of 2008, and was composed of direct foreign investment of U.S. $4.2 billion and net portfolio foreign investment (including securities placed abroad) inflows of U.S. $1.3 billion.
The following table shows, by country of origin, direct foreign investment in Mexico, as notified to the National Foreign Investment Registry, and the cumulative totals from January 1, 2003 through December 31, 2007.
Direct Foreign Investment(1)

	Direct Foreign		Cumulative Total
	Investment in 2007(2)		2003-2007(2)
	(in millions of dollars, except percentages)
United States	$9,770.9	42.8%	$50,156.0	49.0%
United Kingdom	83.6	0.4	3,070.7	3.0
Germany	264.3	1.2	1,662.2	1.6
Japan	269.6	1.2	(588.0)	(0.6)
France	1,456.8	6.4	3,292.3	3.2
Netherlands	2,917.0	12.8	12,608.5	12.3
Spain	4,579.3	20.0	18,178.5	17.8
Canada	876.5	3.8	2,579.0	2.5
Sweden	(6.2)	0.0	484.2	0.5
Italy	30.2	0.1	253.0	0.2
Others	2,603.5	11.4	10,660.1	10.4

Total	$22,845.5	100.0%	$102,356.5	100.0%

Note: Totals may differ due to rounding.

(1)	Preliminary.

(2)	Excluding the direct foreign investment that has not been notified to the Registro Nacional de Inversiones Extranjeras.

Source: Nacional Foreign Investment Commission (Informe Estadístico sobre el Comportamiento de la Inversión Extranjera Directa en México (January-March 2008)).
Subscriptions to International Institutions
As of July 31, 2008, Mexico’s subscription to the IMF was 3,152.8 million Special Drawing Rights (SDR) (equal to approximately U.S. $5.0 billion). On August 30, 2000, Banco de México repurchased its entire outstanding IMF repurchase obligations and has not incurred any new repurchase obligations since that date.
Mexico’s subscription to the capital of the World Bank was U.S. $2.27 billion at June 30, 2007. Of this amount, U.S. $139.0 million has been paid in, and the balance is callable only if required by the World Bank to meet its obligations for borrowed funds or guaranteed loans. At June 30, 2007, excluding cancellations, the World Bank had authorized gross loans to Mexico totaling U.S. $33.6 billion, of which U.S. $31.8 billion had been disbursed.
At June 30, 2007, Mexico’s contribution to the capital of the International Development Association was U.S. $161.4 million and its subscription to the capital of the International Finance Corporation was U.S. $27.6 million, all of which has been paid. Both the International Development Association and the International Finance Corporation are part of the World Bank Group. At June 30, 2007, the International Finance Corporation had authorized credits to and made investments in Mexico totaling U.S. $6 billion.
At December 31, 2007, Mexico’s subscription to the capital of the Inter-American Development Bank (“IADB”) was U.S. $7.0 billion, one of the largest subscriptions of the IADB’s Latin American members. Of that subscription, U.S. $299.0 million has been paid in and the balance is callable if required to meet the IADB’s obligations. Mexico’s contribution to the IADB Fund for Special Operations was U.S. $329.0 million. The IADB had authorized gross loans to Mexico totaling U.S. $20.5 billion (excluding cancellations), of which U.S. $18.9 billion has been disbursed. At December 31, 2007, Mexico’s contribution to the capital of the Inter-American Investment Corporation (“IAIC”), an affiliate of the IADB, was U.S. $50 million, and the Corporation had made investments in Mexico totaling U.S. $339.4 million.

Mexico has also contributed capital to the Caribbean Development Bank and the European Bank for Reconstruction and Development. At December 31, 2006, Mexico had subscribed to a total of U.S. $225.0 million of capital, of which U.S. $151.9 million has been paid in, of the North American Development Bank, whose purpose is to improve environmental conditions along the United States-Mexico border. Banco de México has also been a member of the Bank for International Settlements since 1996. At December 31, 2007, Banco de México had subscribed to 3,211 shares of the Bank for International Settlements’ third tranche of capital.
Exchange Controls and Foreign Exchange Rates
Since December 22, 1994, the Government has maintained a floating exchange rate policy, with Banco de México intervening in the foreign exchange market from time to time to minimize volatility and ensure an orderly market. The Government has also promoted market-based mechanisms for stabilizing the exchange rate, such as over-the-counter forward and options contracts between banks and their clients in Mexico, and authorization of peso futures trading on the Chicago Mercantile Exchange. In addition, since October 1996, Banco de México has permitted foreign financial institutions to open peso-denominated accounts and to borrow and lend pesos (subject to general restrictions on conducting banking activities in Mexico).
The peso/dollar exchange rate closed at Ps. 10.7777 = U.S. $1.00 on December 30, 2005, a 4.52% appreciation in dollar terms as compared to the exchange rate at the end of 2004. The peso/dollar exchange rate closed at Ps. 10.8810 = U.S. $1.00 on December 29, 2006, a 0.95% depreciation in dollar terms from the rate at the end of 2005. The appreciation of the peso in 2005 and the first quarter of 2006 as compared to 2004 was largely attributable to favorable conditions in international financial markets due to more stable geopolitical conditions worldwide. Nevertheless, beginning in the second quarter of 2006, the perception that global monetary policy could become more restrictive created more volatility in the international markets, affected exchange rates and ultimately resulted in a depreciation in the exchange rate as compared to 2005.
The peso/dollar exchange rate closed at Ps. 10.8662 = U.S. $1.00 on December 31, 2007, a 0.14% appreciation in dollar terms as compared with the rate on December 31, 2006. The peso/dollar exchange rate experienced volatility in 2007, with the value of the peso depreciating during the first and third quarters and then regaining its losses during the second and fourth quarters of the year, largely due to greater market volatility generally and less appetite from investors for emerging markets risk.
During the first six months of 2008, the average peso/U.S. dollar exchange rate was Ps. 10.6242 = U.S. $1.00. The peso/U.S. dollar exchange rate announced by Banco de México on September 2, 2008 (to take effect on the second business day thereafter) was Ps. 10.2847 per U.S. dollar.

The following table sets forth, for the periods indicated, the daily peso/dollar exchange rates announced by Banco de México for the payment of obligations denominated in dollars and payable in pesos within Mexico.
Exchange Rates

	Representative Market Rate
Year	End-of-Period	Average
2003	11.2360	10.7890
2004	11.2648	11.2860
2005	10.7777	10.8979
2006	10.8810	10.8992
2007	10.8662	10.9282
2008
January	10.8444	10.9171
February	10.7344	10.7794
March	10.6962	10.7346
April	10.4464	10.5295
May	10.3447	10.4542
June	10.2841	10.3305
July	10.0610	10.2390

Source: Banco de México.

PUBLIC FINANCE
General
Budget Process
The Government’s fiscal year is the calendar year. The budget process involves the participation and coordination on both an overall and a sectoral basis of all the federal ministries and agencies. The Ministry of Finance and Public Credit prepares the revenue bill each fiscal year, which sets forth the revenues to be received by the Government and certain agencies and enterprises whose budgets require specific legislative approval (“budget controlled agencies”) during the succeeding fiscal year. The various federal ministries prepare expenditure estimates for their own operations and for all of the budget controlled agencies under their jurisdiction, within the policy orientation and program guidelines established by the Ministry of Finance and Public Credit. The Ministry of Finance and Public Credit then reviews these expenditure requests and prepares the expenditure bill for the Government and the budget controlled agencies.
Upon passage by both houses of Congress, the revenue bill becomes the Federal Annual Revenue Law, which provides the necessary authority for collecting taxes and other revenues and for contracting loans. Upon passage by the Chamber of Deputies, which under the Constitution is the only chamber required to approve it, the expenditure bill becomes the Federal Expenditure Budget, which provides the authority for incurring expenses during the relevant fiscal year. In addition, the Chamber of Deputies is obligated to review on a yearly basis the Public Account, which sets forth the expenditures actually made by the ministries and the budget controlled agencies.
Under the Constitution, no payment may be made by any ministry or budget controlled agency unless it is included in the Federal Expenditure Budget or approved under a law subsequently passed by Congress. However, the Federal Annual Revenue Law for 2008, as approved by Congress, and the Federal Expenditure Decree for 2008, as passed by the Chamber of Deputies, and published in the Official Gazette on October 30, 2007 and November 12, 2007, respectively (together, the “2008 Budget”), set forth rules for additional expenditures that may be made to the extent that oil revenues earned by PEMEX exceed the projected oil revenues set forth in the 2008 Budget. Further, the 2008 Budget provides that the Executive branch, acting through the Ministry of Finance and Public Credit, is authorized to approve, if certain conditions are met, additional expenditures by certain ministries or government agencies in the event that those ministries or agencies realize revenues greater than the projected revenues corresponding to them set forth in the 2008 Budget.
Treatment of Public Sector Agencies and Enterprises
The federal budget includes the revenues and expenditures of the Government and of budget controlled agencies, including, for example, Petróleos Mexicanos. The overall public sector budget and the revenues and expenditures information included herein are prepared on a consolidated basis, including not only the revenues and expenditures of the Government and budget controlled agencies, but also of other public sector agencies and enterprises whose budgets are not subject to legislative approval (“administratively controlled agencies”), such as NAFIN and Bancomext. The budgets of administratively controlled agencies are subject to Governmental review and, as with the budget controlled agencies, the Ministry of Finance and Public Credit must approve their borrowings. In some instances, borrowings of budget and administratively controlled agencies are guaranteed by Mexico, whether by law or pursuant to contractual arrangements.

Measures of Fiscal Balance
Mexico reports its fiscal balance using three principal measures:
Public Finance Indicators 2003-2008
(percentage of GDP)

(1)	Calculated with GDP figures resulting from the method of calculation in effect since April 2008.

(2)	Preliminary.

(3)	2008 Budget figures represent budgetary estimates based on the economic assumptions contained in the Criterios Generales de Política Económica (General Economic Policy Guidelines) for 2008 and in the Programa Económico 2008 (Economic Program for 2008), and do not reflect actual results for the year or updated estimates of Mexico’s 2008 economic results. Percentages of GDP were calculated with a GDP projection made in 2007 using the method of calculation in place prior to April 2008. Operational data is not available for 2008 Budget.

Source: Ministry of Finance and Public Credit.
Fiscal Policy
The rationalization of public expenditure and the augmentation of revenue have been important components of the Government’s economic stabilization strategy, which has two fundamental objectives: (1) a reduction in poverty and (2) an increase in the rate of economic growth and employment.
The Government’s principal fiscal policy objectives in order to promote economic growth and employment opportunity are to:
•	reduce the costs and risks associated with investment in Mexico;
•	improve the ability of Mexican businesses to compete in global markets; and
•	reduce the costs of goods and services to the consumer.

To achieve these objectives, the Government plans to:
•	strengthen the rule of law and improve public security;
•	simplify the administration of the tax system and facilitate the consistent application of tax law;
•	improve the efficiency of the public sector through increased coordination among government entities and increased transparency of public spending, in order to permit increased spending on social development and infrastructure;
•	further develop the Mexican equity and debt markets;
•	improve the pension system for public sector workers;
•	consolidate macroeconomic stability through fiscal discipline and the effective use of petroleum resources as well as the utilization of transparent and efficient budgetary procedures;
•	improve the regulation (or pursue deregulation) of various sectors of the economy, as appropriate; and
•	continue trade liberalization policies.
2008 Budget
The 2008 Budget maintains fiscal discipline as the cornerstone of the economic program. The 2008 Budget as originally proposed to Congress, and as adopted, contemplates a public sector surplus of 0.0% of GDP. The 2008 Budget as originally proposed to Congress was based on an estimated weighted average price of Mexico’s oil exports of U.S. $46.60 per barrel. Congress’s upward revision of this estimate to U.S. $49.0 per barrel and the 2008 Budget’s estimated volume of oil exports of 1,683 thousand barrels per day resulted in Ps. 18.0 billion of additional revenues with respect to the original proposal.
Under the 2008 Budget, the Government estimates that it will devote Ps. 403,615 million (21.24% of total budgetary programmable expenditures) to education and Ps. 522,640 million (27.51% of total budgetary programmable expenditures) to health and social security.
The Government also expects that it will devote Ps. 130,916 million (6.89% of total budgetary programmable expenditures) to housing and community development. In addition, the 2008 Budget contemplates that Ps. 229,960 million will be used for the debt service of the Government, including the debt service of IPAB, and that Ps. 35,126 million will be used for the debt service of the public sector agencies included in the 2008 Budget.
The assumptions and targets underlying the 2008 Budget, as embodied in the Criterios Generales de Política Económica (General Economic Policy Guidelines) for 2008 presented by the President to the Congress for approval and in the Programa Económico 2008 (Economic Program for 2008) approved by the Congress, the results for 2006 and preliminary results for 2007 as well as for the first six months of 2008 are set forth in the table below.

2006, 2007 and First Half of 2008 Results;
2008 Budget Assumptions and Targets

					First half of
	2006		2007		2008		2008
	Results		Results		Results(1)		Budget(3)
Real GDP growth (%)	4.9	%(2)	3.2	%(1)(2)	2.7	%(2)	3.7%
Increase in the national consumer price index (%)	4.1%		3.8%		2.0%		3.0%
Average export price of Mexican oil mix (U.S. $/barrel)	53.04		61.63		93.89		49.00
Current account deficit as % of GDP	0.2	%(1)(2)	0.6	%(1)(2)	0.6	%(1)(2)	1.0%
Average exchange rate (Ps./$1.00)	10.9		10.9		10.6		11.2
Average rate on 28-day Cetes (%)	7.2%		7.2%		7.5%		7.0%
Public sector balance as % of GDP	0.1	%(2)	0.0	%(1)(2)	1.4	%(1)(2)	0.0%
Primary balance as % of GDP	2.5	%(2)	2.2	%(1)(2)	3.5	%(1) (2)	2.5%

(1)	Preliminary.

(2)	Calculated with GDP figures resulting from the method of calculation in place since April 2008.

(3)	Calculated with GDP figures resulting from the method of calculation in place prior to April 2008.

n.a.: Not Available.

Source: Ministry of Finance and Public Credit.
Revenues and Expenditures
General
The following table sets forth revenues and expenditures and total borrowing requirements for the consolidated public sector for the five fiscal years ended December 31, 2007 and budgetary estimates for 2008.
Selected Public Finance Indicators

						As a %			As a			As a			As a %	First		As a %			As a
			As a %			of			% of			% of			of	half of		of	2008		% of
	2003(3)		of GDP(4)	2004(3)		GDP(4)	2005(3)		GDP(4)	2006(3)		GDP(4)	2007(1) (3)		GDP(4)	2008(1)(3)		GDP(4)	Budget(2)(3)		GDP(5)
	(in billions of pesos or percentage of GDP)
1. Budgetary revenues	Ps.	1,600.7	21.2%	Ps.	1,624.7	20.7%	Ps.	1,710.9	21.1%	Ps.	1,861.1	21.9%	Ps.	1,951.5	22.2%	Ps.	1,011.6	22.9%	Ps.	1,891.8	24.2%
Federal Government		1,133.3	15.0		1,165.1	14.8		1,240.7	15.3		1,281.7	15.1		1,343.7	15.3		798.4	18.1		1,327.2	17.0
Public enterprises and agencies		467.4	6.2		459.6	5.8		470.2	5.8		579.5	6.8		608.2	6.9		213.2	4.8		564.6	7.2
2. Budgetary expenditures		1,648.7	21.8		1,643.9	20.9		1,719.8	21.2		1,854.2	21.8		1,949.4	22.2		946.1	21.5		1,891.8	24.2
(a) Budgetary primary expenditures (excluding interest payments)		1,457.7	19.3		1,454.2	18.5		1,535.2	18.9		1,648.6	19.4		1,761.7	20.1		863.5	19.6		1,694.8	21.7
Programmable		1,216.3	16.1		1,208.0	15.4		1,281.1	15.8		1,362.3	16.0		1,488.0	17.0		677.7	15.4		1,394.2	17.8
Non-programmable		241.4	3.2		246.2	3.1		254.1	3.1		286.3	3.4		273.7	3.1		185.8	4.2		300.6	3.8
(b) Interest payments (budgetary sector)		190.9	2.5		189.7	2.4		184.6	2.3		205.6	2.4		187.6	2.1		82.5	1.9		197.0	2.5
3. Budgetary primary surplus (1-2(a))		142.9	1.9		170.5	2.2		175.7	2.2		212.5	2.5		190.2	2.2		148.0	3.4		197.0	2.5
4. Off-budgetary primary surplus		0.9	0.0		5.3	0.1		1.4	0.0		1.5	0.0		3.7	0.0		6.0	0.1		0.4	0.0
5. Total primary surplus (3+4)		143.9	1.9		175.7	2.2		177.0	2.2		214.0	2.5		194.0	2.2		154.0	3.5		197.4	2.5
6. Total interest payments (budgetary and off-budgetary)		191.3	2.5		189.8	2.4		184.7	2.3		205.6	2.4		187.7	2.1		82.5	1.9		197.4	2.5
7. Statistical discrepancy		4.9	0.1		(3.6)	(0.1)		(1.3)	0.0		(0.2)	0.0		(2.5)	0.0		(8.1)	(0.2)		0.0	0.0
8. Public sector balance (on a cash basis) (5-6+7)		(42.5)	(0.6)		(17.6)	(0.2)		(8.9)	(0.1)		8.2	0.1		3.8	0.0		63.4	1.4		0.0	0.0

Note: Totals may differ due to rounding.

(1)	Preliminary.

(2)	Budgetary estimates as of December 2007. Budgetary estimates were converted into constant pesos using the GDP deflator for 2008 estimated as of December 2007, which was calculated using the GDP calculation methodology in place prior to April 2008.

(3)	Constant pesos with purchasing power at December 31, 2003.

(4)	Calculated using GDP figures resulting from the method of calculation in effect since April 2008.

(5)	Calculated using GDP figures resulting from the method of calculation in place prior to April 2008.

Source: Ministry of Finance and Public Credit.

During 2006, the public sector registered an overall surplus of Ps. 9.9 billion in nominal pesos, or 0.1% of GDP, as contrasted with a deficit of 0.1% of GDP recorded in 2005. The public sector deficit included a gross expenditure of Ps. 11.9 billion related to the costs associated with the Programa de Separación Voluntaria (Voluntary Retirement Program, or “PSV”), which was implemented in late 2002 with the long-term goal of reducing the number of Government administrative personnel and which offers severance packages to certain persons who retire voluntarily. Excluding the gross expenditure related to the PSV, the public sector surplus for 2006 was Ps. 21.8 billion.
During 2006, the public sector primary balance registered a surplus of Ps. 260.3 billion in nominal pesos, or 2.5% of GDP, 20.9% higher in real terms than the surplus recorded in 2005. Excluding the accounting adjustment associated with the PSV, the primary balance registered a surplus of Ps. 272.2 billion in nominal pesos. The Government did not cut expenditures during 2006.
According to preliminary figures, during 2007, the public sector registered an overall surplus of Ps. 4.8 billion in nominal pesos, or 0.0% of GDP, 53.8% lower in real terms than the surplus recorded in 2006. Excluding the gross expenditure related to the PSV, the public sector surplus for 2007 was Ps. 6.3 billion.
According to preliminary figures, during 2007, the public sector primary balance registered a surplus of Ps. 247.0 billion in nominal pesos, or 2.2% of GDP, 9.4% lower in real terms than the surplus recorded in 2006. Excluding the accounting adjustment associated with the PSV, the primary balance registered a surplus of Ps. 248.5 billion in nominal pesos.
According to preliminary figures, during the first six months of 2008, the public sector overall balance registered a surplus of Ps. 85.4 billion in nominal pesos, 26.6% lower in real terms than the Ps. 111.4 billion surplus registered for the same period of 2007. The primary balance registered a surplus of Ps. 207.5 billion for the first six months of 2008, 18.7% lower in real terms than for the first half of 2007.
Revenues
The following table shows the composition of public sector budgetary revenues for each of the five fiscal years ended December 31, 2007, as well as the projected revenues set forth in the 2008 Budget.
Public Sector Budgetary Revenues

											First
											half of		2008
	2003(3)		2004(3)		2005(3)		2006(1)(3)		2007(1)(3)		2008(3)		Budget(2)(3)
	(in billions of pesos)
Budgetary revenues	Ps.	1,600.7	Ps.	1,624.7	Ps.	1,710.9	Ps.	1,861.1	Ps.	1,951.9	Ps.	1,011.6	Ps.	1,891.8
Federal government		1,133.3		1,165.1		1,240.7		1,281.7		1,343.7		798.4		1,327.2
Taxes		766.8		706.4		711.9		731.8		787.3		398.7		911.0
Income tax		337.1		316.6		337.7		368.4		414.0		249.9		431.8
Value-added tax		254.5		261.4		279.7		312.9		321.2		173.4		333.2
Excise taxes		117.8		78.2		43.6		(4.3)		(5.3)		(59.9)		42.2
Import duties		26.9		27.1		23.6		26.1		25.3		12.1		18.1
Export duties		0.0		0.0		0.0		0.0		0.0		0.0		0.0
Luxury goods and services		0.3		0.0		0.0		—		—		—		—
Other		30.2		23.0		27.3		28.7		32.3		23.2		85.7
Non-tax revenue		366.5		458.6		528.8		549.8		556.4		399.7		416.2
Fees and tolls		271.5		339.6		429.6		491.7		450.7		376.2		383.3
Rents, interest and proceeds of assets sales		5.2		5.0		6.4		5.7		5.3		2.4		4.6
Fines and surcharges		89.8		114.1		92.7		52.4		100.3		21.1		28.3
Other		0.0		0.0		0.0		0.0		0.0		0.0		0.0
Public enterprises and agencies		467.4		459.6		470.2		579.5		608.2		213.2		564.6
PEMEX		175.8		175.0		163.0		261.2		294.3		60.0		256.1
Others		291.6		284.6		307.2		318.3		313.9		153.2		308.5

Note: Totals may differ due to rounding.

(1)	Preliminary.

(2)	Budgetary estimates as of December 2007. Budgetary estimates were converted into constant pesos using the GDP deflator for 2008, estimated as of December 2007, which was calculated using the GDP calculation methodology in place prior to April 2008.

(3)	Constant pesos with purchasing power at December 31, 2003.

Source: Ministry of Finance and Public Credit.

According to preliminary figures, public sector budgetary revenues increased by 4.9% in real terms during 2007.
Oil prices increased by 16.2% in 2007, from an average price of U.S. $53.04 per barrel in 2006 to U.S. $61.63 per barrel in 2007, while PEMEX’s non-tax revenues as a percentage of total public sector budgetary revenues increased from approximately 14.0% in 2006 to approximately 15.1% in 2007.
According to preliminary figures, during the first half of 2008, public sector budgetary revenues amounted to Ps. 1,363.1 billion in nominal pesos, 9.3% higher in real terms as compared to the same period of 2007.
Public sector budgetary revenues have increased as a percentage of GDP over the past five years, from 21.2% of GDP in 2003 to 22.2% of GDP in 2007.
Taxation
Mexico’s federal tax structure includes both direct taxation through income taxes and indirect taxation through the value-added tax and excise taxes, such as the IEPS. The value-added tax is imposed at a fixed rate, which is passed through the manufacturing and distribution chain until it becomes part of the purchase price to the consumer. Certain goods and services qualify for an exemption from, or a reduced rate of, value-added tax, such as exports, which are exempt.
Income taxes consist of the corporate tax and the individual tax. The corporate tax is levied at a flat rate, which is currently 28%. Corporations and individuals engaged in business activities were until 2008 also subject to an asset tax, a form of minimum income tax aimed at reducing tax evasion. This tax was assessed at a rate of 1.5% on the aggregate book value of the assets owned by a corporation in each fiscal year. Income taxes payable by the corporation were creditable against the asset tax.
Withholding taxes related to interest payments made by Mexican companies to non-residents of Mexico generally are imposed at a rate of 25-28% (or at a lower rate if specified in a tax treaty between Mexico and the country of the applicable non-resident), and at rates ranging from 4.9% to 30% for other obligations.
The individual income tax is levied at progressive rates. The highest marginal tax rate for individuals (those having annual incomes over Ps. 2.5 million) is currently 28%.
The Government does not have exclusive power to impose certain special taxes, as a result of changes made in the tax laws during the 1990’s to strengthen the income of the states and their participation in the tax system. Since 1997, local governments have been permitted to impose (in addition to the federal taxes on these items) taxes on lodging services and new vehicles. Moreover, local governments are able to require retail commercial establishments selling alcoholic beverages to obtain local licenses. Finally, a percentage of excise tax collections is directly allocated to the states.
The structure of budgetary revenues for 2006 and 2007 differed from that of 2005 and prior years as a result of PEMEX’s new tax regime. This structural difference, however, did not affect the total amount of oil revenues of the public sector (which include PEMEX’s revenues and the Federal Government’s oil revenues), but only its makeup because PEMEX’s revenues after taxes in 2006 and 2007 increased by the same amount by which the Federal Government’s oil revenues (which consist of taxes and duties collected from PEMEX) decreased in those years as a result of the new tax regime.

On September 14, 2007, the Mexican Congress passed a fiscal reform bill containing various amendments to the Mexican tax law. The reforms are expected to result in additional public sector revenues of approximately Ps. 120.0 billion in 2008, or about 1.1% of GDP. The Government intends to allocate the additional tax revenues resulting from the fiscal reform primarily to social expenditures and infrastructure investment. The reform should also lessen the Government’s reliance on PEMEX’s revenues to some extent, and should enable PEMEX to increase its investment expenditures.
Key elements of the tax reform include:
•	A new tax on cash deposits will become effective on July 1, 2008, and will be imposed at the rate of 2% on cash deposits that exceed the cumulative monthly amount of Ps. 25,000. This tax, which is intended to subject payments made in the informal sector of the economy to the tax system, can be credited against income taxes, retained earnings tax and other federal contributions. Neither loan repayments nor remittances made through electronic transfers or checking orders will be subject to this new tax. Purchases of cashier’s checks paid in cash are not exempt from this tax.
•	A new corporate tax (impuesto empresarial a tasa única) will become effective on January 1, 2008, and will impose a minimum tax equal to 16.5% of a corporation’s sales revenues (less certain deductions, including wages, social security contributions and certain investment expenditures) in 2008, 17.0% in 2009 and 17.5% in 2010 and thereafter. This new tax replaces the current Asset Tax and is intended to discourage tax evasion.
•	A reduction in the ordinary hydrocarbons duty from 79% in 2007 to 74.0% in 2008, 73.5% in 2009, 73.0% in 2010, 72.5% in 2011 and 71.5% in 2012 and thereafter. This rate is applied to the value of crude oil and natural gas production less certain deductions (including specific investments, certain costs and expenses and other duties payable by PEMEX, subject to certain conditions).
•	A fee on hydrocarbons (derecho único sobre hidrocarburos) was established to promote the reopening of oil fields that were abandoned or are in the process of abandonment, but which still have productive potential.
•	A new federal sales tax on diesel and gasoline, to be phased in over an 18-month period, was enacted. The revenues from this sales tax will be directed to Mexican states and municipalities to fund spending on roads and other infrastructure and to fund environmental programs.
•	A new excise tax on gambling and lottery winning was enacted.
•	Amendments to the federal fiscal code were made to strengthen auditing and control procedures and amendments to the federal law of budget and fiscal responsibility were made to promote reductions in expenditures of the Federal Government and government-owned companies.
For the 2008 fiscal year Congress approved total public sector revenues of Ps. 2.6 trillion, this amout is Ps. 152.5 billion higher than the Executive branch’s proposal and 9.9% higher that the amount approved in the Revenue Law for 2007. Oil related revenues accounted for Ps. 26.3 billion of the increase while non-oil related revenues accounted for Ps. 134.7 billion. The increase on non-oil related revenues was partially offset by the Government’s non-tax related revenues reduction of Ps. 1.9 billion and the decrease in revenues of budget controlled entities other than PEMEX by Ps. 7.4 billion.

The increase in oil related revenues is mainly due to the upward revision of the Mexican crude oil price from U.S. $46.6 to U.S.$ 49.0 based on the revision criteria of the calculation formula established in the Ley de Presupuesto y Responsabilidad Hacendaria (“Federal Budget and Fiscal Responsibility Law”).
The increase in non-oil related revenues is mainly due to the aforementioned tax reform which is expected to result in additional revenues of approximately Ps. 120.0 billion in 2008.
The approved Revenue Law authorizes the Executive to incur in net domestic borrowing up to Ps. 220 billion and any additional amount required to satisfy Government liabilities resulting from the new pension system law for public sector employees. The 2008 Budget contemplates a net reduction in public sector external debt of at least U.S. $500 million.
Since 1990, Mexico has negotiated bilateral treaties with various countries to avoid double taxation. Tax treaties between Mexico and Canada, the United States, Germany, France, Sweden, Spain, the Netherlands, the United Kingdom, Switzerland, Italy, Norway, South Korea, Japan, Denmark, Belgium, Singapore, Indonesia, Finland, Ireland, Chile, China, Greece, Ecuador, Argentina, Australia, Austria, the Czech Republic, Poland, Luxembourg, Portugal, Romania, Israel, Brazil, Russia, New Zealand and the Slovak Republic are in effect. Tax treaties with Venezuela, Iceland, India and Barbados, have been signed, but are in each case pending ratification by at least one party thereto. Tax treaties with Hungary, Lebanon, Malaysia, Nicaragua, Panama, South Africa, Bermuda, Ukraine, Thailand, Colombia, Kuwait, Latvia, the Netherlands Antilles and Aruba are under negotiation.

The following charts illustrate the changes in the composition of tax revenues between 2003 and 2007.
Composition of Tax Revenues

Note: Totals may differ due to rounding.

(1)	Preliminary.

(2)	This does not include oil related taxes and duties imposed on PEMEX or, in 2007, the IEPS.

Source: Ministry of Finance and Public Credit.

Expenditures
The following table shows the composition of public sector budgetary expenditures for each of the five fiscal years ended December 31, 2007, and the projected expenditures set forth in the 2008 budget.
Public Sector Budgetary Expenditures

											First half		2008
	2003(3)		2004(3)		2005(3)		2006(3)		2007(1)(3)		2008(3)		Budget(2)(3)
	(in billions of pesos)

Budgetary expenditures	Ps.	1,648.7	Ps.	1,643.9	Ps.	1,719.8	Ps.	1,854.2	Ps.	1,949.4	Ps.	946.1	Ps.	1,891.8
Current expenditures		1,439.2		1,408.2		1,480.1		1,592.4		1,631.4		843.2		1,619.1
Salaries		287.4		244.9		257.0		270.0		299.0		148.8		337.0
Federal Government		99.8		79.2		76.1		84.5		104.5		53.9		140.7
Public agencies		187.5		165.7		180.9		185.5		194.5		95.0		196.3
Interest		190.9		189.7		184.6		205.6		187.6		82.5		197.0
Federal Government		159.7		160.3		151.5		158.2		148.2		77.8		170.9
Public agencies		31.2		29.4		33.2		47.4		39.5		4.7		26.1
Current transfers, net.		408.2		421.0		448.8		458.4		463.4		236.7		459.3
Total		526.2		541.8		586.0		603.7		633.1		322.3		573.4
To public sector		117.9		120.8		137.2		145.3		169.7		85.6		114.1
States’ revenue sharing		225.3		220.0		245.0		270.8		261.3		171.4		297.4
Acquisitions		118.8		111.7		121.5		130.8		130.1		69.8		107.9
Federal Government		7.9		6.4		6.4		7.3		9.2		4.7		10.6
Public agencies		110.9		105.3		115.0		123.5		120.8		65.2		97.4
Other current expenditures		208.6		220.9		223.3		256.7		290.0		133.9		220.4
Federal Government		51.9		61.6		41.7		63.6		83.4		39.3		53.9
Public agencies		156.7		159.3		181.5		193.2		206.6		94.6		166.5
Capital expenditures		209.5		235.7		239.7		261.9		318.0		102.9		290.6
Federal Government		142.0		140.2		161.8		188.8		251.9		73.7		185.3
Public agencies		67.5		95.6		77.9		73.1		66.1		29.2		105.3
Payments due in previous years		—		—		—		—		—		—		(17.8)

Note: Totals may differ due to rounding.

(1)	Preliminary.

(2)	Budgetary estimates as of December 2007. Budgetary estimates were converted into constant pesos using the GDP deflator for 2008 estimated as of December 2007, which was calculated using the GDP calculation methodology in place prior to April 2008.

(3)	Constant pesos with purchasing power at December 31, 2003.

Source: Ministry of Finance and Public Credit.
According to preliminary figures, public sector budgetary expenditures increased by 5.1% in real terms during 2007. Public sector expenditure policy in 2007 focused on improving the allocation of resources and limiting expenditure increases to strategic areas for national development. During 2007, spending on social programs, which include education, public health and social security, accounted for 45.5% of total programmable expenditures. In 2007, public sector financing costs decreased by 8.1% in real terms as compared with 2006.
According to preliminary figures, in 2007, expenditures for agriculture, forests, fishing, natural resources and environmental development totaled Ps. 75.8 billion in nominal pesos and expenditures for residential and community development totaled Ps. 161.6 billion in nominal pesos, as compared with expenditures of Ps. 63.5 billion in nominal pesos and Ps. 130.3 billion in nominal pesos, respectively, in 2006.
According to preliminary figures, during the first six months of 2008, net budgetary public sector expenditures increased by 13.3% in real terms as compared to the first six months of 2007. In the same period, the financial cost of public sector debt decreased by 10.4% in real terms with respect to the same period of 2007.

Health and Labor, Education and Other Social Welfare Expenditures
The Government administers the majority of the country’s social service and welfare programs. The Government directly funds social service programs, primarily from current revenues, and also transfers funds to social service agencies with separate sources of income. According to preliminary figures, the principal social welfare expenditures of the Government in 2007 were for health and social security, on which Ps. 523.0 billion (or 20.9% of programmable expenditures) was spent, and for education, on which Ps. 391.2 billion (or 15.7% of programmable expenditures) was spent.
The principal social security institutions are the Instituto Mexicano del Seguro Social (Mexican Institute of Social Security), the Instituto de Seguridad y Servicios Sociales para los Trabajadores del Estado (Institute of Social Security and Services for State Employees) and the Lotería Nacional para la Asistencia Pública (National Lottery for Public Assistance). Programs provided by these entities include medical and hospital services, health and maternity insurance and preventive health services. In seeking to provide health services to more of the population, the Government is coordinating the activities of various public agencies and is organizing a national system of health services. The Government also provides pension payments, which represent a small portion of social security outlays. Despite these advances, Mexico does not have an unemployment benefits scheme or a fully developed social welfare system. See “The Economy—Employment and Labor.”
The Government devotes a significant share of its resources to education and vocational training. The Government’s immediate goals include providing elementary and secondary education to all children and providing increased technical training tailored to the changing demands of the Mexican economy. Based on estimates from the 2000 census, 91.0% of the population of 15 years of age or older is literate.
The structure of the Mexican educational system is based on educational federalism, with the premise that it is the responsibility of each state to provide for the education of its population. The education law also encourages the participation of teachers, parents and social workers in improving the educational system. The education law requires every Mexican to attend school for at least nine years (primary and secondary school) and establishes basic directives concerning educational programs.
To improve living conditions for the low income population and provide loans for property and housing on reasonable terms, the Government established the National Workers’ Housing Fund Institute in 1972. The fund managed by the Institute is supported by contributions from all employers equivalent to 5% of all salaries paid. In 2007, the National Workers’ Housing Fund Institute granted approximately 458,701 loans for housing purchases, construction and repair, as compared to approximately 421,745 such loans in 2006. See “The Economy—Employment and Labor.”

Government Agencies and Enterprises
The following table shows, for each principal Governmental agency and enterprise outside of the financial sector, its principal business, the percentage of Government ownership, its size (based on total assets at its latest fiscal year end), its net contribution or expense to the public sector primary balance and the amount of its outstanding borrowings that is guaranteed or otherwise the responsibility of the Government.
Principal Government Agencies and Enterprises
at December 31, 2007

		% of				Outstanding
		Government	Total	Primary		Guaranteed
Agency/Enterprise	Principal Business	Ownership	Assets(2)	Surplus(2)(3)		Debt(2)
			(in millions of dollars)

PEMEX	Production, refining and distribution of crude oil and derivatives	100.0%	$75,588.6	$19,556.8		$0.0

Federal Electricity Commission	Production and sale of electricity	100.0	64,984.8	1,766.1		0.0

Caminos y Puentes Federales(4)	Administration of toll highways	100.0	260.9	33.6	(1)	0.0

Aeropuertos y Servicios Auxiliares(4)	Airport services	100.0	1,344.4	109.1		0.0

(1)	Preliminary.

(2)	Financial data calculated in accordance with Mexican financial reporting standards for public sector entities, which differ in material respects from U.S. GAAP. Accordingly, data may not be comparable with financial data calculated in accordance with Mexican financial reporting standards presented elsewhere herein.

(3)	Surplus after Government transfers, less interest payments.

(4)	Primary surplus before deposits to the Tesorería de la Federación, the Treasury of the Federation.

Source: Ministry of Finance and Public Credit.
For a discussion on the Government’s privatization program see “The Economy—The Role of the Government in the Economy; Privatization.”

PUBLIC DEBT
General
Under Mexico’s Ley General de Deuda Pública (General Law of Public Debt), public borrowing programs contained in the Federal Annual Revenue Law must be submitted annually to Congress for approval. The executive branch, through the Ministry of Finance and Public Credit, formulates a financial program on the basis of this authorization. The General Law of Public Debt also requires that the President (a) inform Congress annually of the status of the indebtedness of the Government and budget-controlled agencies when presenting the Public Account and proposing the Federal Annual Revenue Law and (b) report to Congress on a quarterly basis on the status of such indebtedness. See “Public Finance—General—Budget Process.”
The General Law of Public Debt specifies that the ministries comprising the Government may only contract financings through the Ministry of Finance and Public Credit. Budget-controlled and administratively controlled agencies may only incur external indebtedness after obtaining the prior authorization of the Ministry of Finance and Public Credit.
Internal Debt of the Federal Government
Internal debt of the Government is presented herein on a “net” basis, and includes only the internal portion of indebtedness incurred directly by the Government, Banco de México‘s general account balance (which was positive at June 30, 2008, indicating monies owing to the Government) and the assets of the Fondo del Sistema de Ahorro Para el Retiro (the Retirement Savings System Fund). Net internal debt includes Cetes and other securities sold to the public in primary auctions, but not such debt allocated to Banco de México for its use in regulating liquidity (Regulación Monetaria). See footnote 1 to the table “Internal Debt of the Federal Government” below. Internal debt does not include the debt of IPAB or the debt of budget-controlled or administratively controlled agencies. At December 31, 2007, all of the Government’s internal debt was denominated and payable in pesos.
Over the last decade, the Government has pursued an internal debt strategy aimed at lengthening the average maturity of its debt in order to reduce its refinancing risk. To further this goal, the Government has in recent years introduced new instruments of longer maturities. In the last quarter of 1999, the Government offered for the first time 10-year securities denominated in UDIs as well as guaranteed 30-year UDI-indexed bonds, and subsequently began offering three-year, five-year, seven-year, ten-year, 20-year and 30-year fixed-rate peso-denominated bonds. Since the first quarter of 2007, seven-year fixed-rate peso-denominated bonds are no longer offered and the amount of five-year and 10-year fixed-rate peso-denominated bonds was increased. In the last quarter of 2007, the Mexican Government began offering three-year UDI-denominated bonds.
With the issuance of these securities, the Government has established a long-dated benchmark yield curve. The issuance of these instruments has also encouraged:
•	increased use of long-term fixed-rate contracts;
•	the issuance of long-term peso-denominated securities by Mexican companies;
•	the development of long-term financial hedging products; and
•	the potential to direct long-term savings toward the financing of long-term investment projects.
At December 31, 2007, the net internal debt of the Government was Ps. 1,788.3 billion, as compared to Ps. 1,547.1 billion outstanding as of December 31, 2006, a 15.6% increase in nominal terms. This increase in net internal debt was attributable to the fact that, as in prior years, the Government financed its deficit primarily through borrowings in the domestic market. The gross internal debt of the Government at December 31, 2007 totaled Ps.1,896.3 billion, as compared to Ps. 1,672.8 billion at December 31, 2006, a 13.4% increase in nominal terms. The Government’s debt policy during recent years has allowed it to increase the average maturity of its internal debt, with an increase from 4.27 years at December 31, 2006 to 5.59 years at December 31, 2007. In 2007, the Government’s financing costs on internal debt increased by 17.63% in nominal terms, from Ps. 120.1 billion in 2006 (equivalent to 1.2% of GDP) to Ps 141.3 billion in 2007 (equivalent to 1.3% of GDP).

According to preliminary figures, at June 30, 2008, the net internal debt of the Government totaled Ps. 1,751.9 billion, as compared to Ps. 1,788.3 billion outstanding at December 31, 2007. At June 30, 2008, the gross internal debt of the Government totaled Ps. 2,001.3 billion, as compared to Ps. 1,896.3 billion of gross internal debt at December 31, 2007. Of the total gross internal debt of the Government at June 30, 2008, Ps. 248.3 billion represented short-term debt and Ps. 1,753.0 billion represented long-term debt, as compared to Ps. 261.3 billion and Ps. 1,635.0 billion of short- and long-term debt, respectively, at December 31, 2007. The average maturity of the Government’s internal debt increased by 0.53 years during the first half of 2008, from 5.59 years at December 31, 2007 to 6.12 years at June 30, 2008. The Government’s financing costs on internal debt totaled Ps. 76.3 billion for the first six months of 2008 (equivalent to 1.3% of GDP), a difference of 0.0 percentage points of GDP, and 11.6% greater in nominal terms, as compared to the same period of 2007.
The following table summarizes the amount (in billions of pesos) and structure (as percentage of total debt) of the internal public debt of the Government at each of the dates indicated.
Internal Debt of the Federal Government(1)

	December 31,															June 30,
	2003			2004			2005			2006			2007(2)			2008(2)
	(in billions of pesos, except percentages)
Gross Debt
Government Securities	Ps.	956.7	94.5%	Ps.	1,039.3	94.6%	Ps.	1,173.3	94.4%	Ps.	1,569.9	93.8%	Ps.	1,795.8	94.7%	Ps.	1,893.4	94.6%
Cetes		206.4	20.4		241.5	22.0		288.2	23.2		346.0	20.7		340.5	18.0		324.7	16.2
Floating-Rate Bonds		354.7	35.1		310.5	28.2		287.6	23.2		359.6	21.5		325.0	17.1		289.2	14.5
Inflation-Linked Bonds		83.9	8.3		84.6	7.7		95.3	7.7		155.3	9.3		235.3	12.4		280.2	14.0
Fixed-Rate Bonds		311.7	30.8		402.7	36.6		502.2	40.4		709.0	42.4		895.1	47.2		999.3	49.9
Other		55.2	5.5		59.9	5.4		68.8	5.5		102.9	6.2		100.7	5.3		108.0	5.4

Total Gross Debt	Ps.	1,011.9	100.0%	Ps.	1,099.2	100.0%	Ps.	1,242.2	100.0%	Ps.	1672.8	100.0%	Ps.	1,896.3	100%	Ps.	2,001.3	100.0%

Net Debt
Financial Assets(3)		(84.8)			(69.2)			(58.8)			(125.7)			(107.9)			(249.4)

Total Net Debt	Ps.	927.1		Ps.	1,030.0		Ps.	1,183.3		Ps.	1,547.1		Ps.	1,788.3		Ps.	1,751.9

Gross Debt/GDP(4)			12.7%			12.1%			12.8%			15.6%			16.0%			16.3%
Net Debt/GDP(4)			11.7%			11.4%			12.2%			14.5%			15.1%			14.2%

Note: Totals may differ due to rounding.

(1)	Internal debt figures do not include securities sold by Banco de México in open-market operations pursuant to Regulación Monetaria, which amounted to approximately Ps. 13.8 billion at December 31, 2007. Regulación Monetaria does not increase the Government’s overall level of internal debt because Banco de México must reimburse the Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, Regulación Monetaria can result in a situation in which the level of outstanding internal debt is higher than the Government’s figure for net internal debt.

(2)	Preliminary.

(3)	Includes the net balance denominated in pesos of the General Account of the Federal Treasury with Banco de México

(4)	All percentages of GDP in this section have been calculated using the GDP figures resulting from the method of calculation in effect since April 2008.

Source: Ministry of Finance and Public Credit.

External Public Debt
The total external debt of the public sector consists of the external portion of the long-term indebtedness incurred directly by the Government, the external long-term indebtedness incurred by budget-controlled agencies, the external long-term indebtedness incurred directly or guaranteed by administratively controlled agencies (including but not limited to national development banks) and the short-term external debt of the public sector. Private sector debt guaranteed by the Government is not included unless and until the Government is called upon to make payment under its guaranty. For purposes hereof, long-term debt includes all debt with maturities of one year or more from the date of issue.
The following tables set forth a summary of the external public debt of Mexico, which includes the external debt of the Government, budget-controlled agencies and administratively controlled agencies, as well as a breakdown of such debt by currency. External public debt as used in this section does not include, among other things, repurchase obligations of Banco de México with the IMF or the debt of IPAB. See “Financial System—Banking Supervision and Support” and footnote 1 to the table “Summary of External Public Debt” below.
Summary of External Public Debt(1)
By Type

		Long-Term
	Long-Term	Debt of
	Direct Debt	Budget -	Other Long-			Total Long-
	of the Federal	Controlled	Term Public	Total Long-	Total Short-	and Short-
	Government	Agencies	Debt(2)	Term Debt	Term Debt	Term Debt
	(in millions of dollars)
December 31,
2003	$44,898	$11,190	$21,248	$77,336	$1,688	$79,024
2004	48,561	10,636	17,952	77,149	2,077	79,226
2005	48,689	6,736	15,464	70,889	786	71,675
2006	39,330	7,046	7,545	53,921	845	54,766
2007	40,114	7,745	6,576	54,435	920	55,355
June 30, 2008(4)	39,729	9,328	5,632	54,689	2,942	57,631
By Currency(3)

	December 31,										June 30,
	2003		2004		2005		2006		2007		2008(4)
	(in millions of dollars, except percentages)

U.S. Dollars	$70,519	89.2%	$71,220	89.9%	$65,480	91.4%	$50,760	92.7%	$44,309	80.0%	$46,972	81.5%
Japanese Yen	4,013	5.1	2,937	3.7	1,990	2.8	1,006	1.8	1,157	2.1	995	1.7
Pounds Sterling	173	0.2	186	0.2	80	0.1	91	0.2	1,040	1.9	1,042	1.8
Swiss Francs	184	0.2	236	0.3	171	0.2	175	0.3	423	0.8	453	0.8
Others	4,135	5.3	4,647	5.9	3,954	5.5	2,734	5.0	8,426	15.2	8,169	14.2

Total	$79,024	100.0%	$79,226	100.0%	$71,675	100.0%	$54,766	100.0%	$55,355	100.0%	$57,631	100.0%

Note: Totals may differ due to rounding.

(1)	External debt denominated in foreign currencies other than dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of these were outstanding at June 30, 2007), (b) external borrowings by the public sector after June 30, 2008, or (c) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis, and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include the dollar-denominated net balance of the account of the Federal Government with Banco de México and other assets of the Federal Government denominated in foreign currencies including the financial assets of budget controlled agencies and development banks.

(2)	Includes debt of development banks and other administratively controlled agencies whose finances are consolidated with the Government’s.

(3)	Adjusted to reflect the effect of currency swaps.

(4)	Preliminary.

Source: Ministry of Finance and Public Credit.

Since 1990, the majority of the public sector’s new external borrowings have consisted of debt securities placed in the international capital markets, although during Mexico’s 1995 financial crisis official and multilateral creditors provided significant amounts of financing to Mexico. At December 31, 2007, commercial banks held approximately 5.8% of Mexico’s total public sector external debt; multilateral and bilateral creditors (excluding the IMF) held 18.9%; bondholders held 66.8% and other creditors held the remaining 8.6%.
According to preliminary figures, at December 31, 2007, Mexico’s gross external public debt totaled U.S. $55.4 billion an increase of U.S. $0.6 billion from the U.S. $54.8 billion outstanding at December 31, 2006. Overall, total public debt (gross external debt plus net internal debt) at December 31, 2007 represented approximately 19.4% of GDP, approximately the same level as at the end of 2006.
The Government’s debt policy during the past few years, together with the dynamic performance of exports, has made possible a significant reduction of external public sector debt financing costs as a percentage of total exports, with these interest payments on external public sector debt decreasing from 4.27% of total exports in 2003 to 2.46% in 2007. In 2007, according to preliminary figures, public sector external debt financing costs totaled U.S. $6.7 billion compared to U.S. $7.3 billion in 2006, a 7.6% decrease in nominal terms. Debt service payments (principal and interest) on public sector external debt decreased from 4.0% of GDP in 2006 to 1.8% of GDP in 2007.
According to preliminary figures, outstanding gross external public debt increased by approximately U.S. $2.3 billion in the first six months of 2008, from U.S. $55.4 billion at December 31, 2007 to U.S. $57.6 billion at June 30, 2008. Of this amount, U.S. $54.7 billion represented long-term debt and U.S. $2.9 billion represented short-term debt. At June 30, 2008, commercial banks held approximately 7.5% of Mexico’s total public sector external debt, multilateral and bilateral creditors (excluding the IMF) held 17.2%, bondholders held 63.0% and other creditors held the remaining 12.4%.
Subsequent to December 31, 2007:
•	On January 8, 2008, Mexico issued U.S. $1,500,000,000 of its 6.05% Global Notes due 2040.
•	During the first quarter of 2008, Mexico repurchased in open market transactions certain of its outstanding U.S. dollar-denominated bonds with maturities between 2009 and 2034, totaling U.S. $714 million. The table below shows the results of the open market transactions.

		Aggregate		Aggregate
		Principal		Principal
		Amount	Aggregate	Amount
		Outstanding	Principal	Outstanding
		before	Amount	after
Title of Purchased Securities	ISIN	Repurchases	Repurchased	Repurchases
	(in millions of U.S. dollars)

10.375% Global Bonds due 2009	US593048BG58	U.S. $970	U.S. $21	U.S. $950
8.375% Notes due 2011	US91086QAF54	1,711	171	1,540
5.875% Global Notes due 2014	US91086QAQ10	1,296	5	1,291
6.625% Global Notes due 2015	US91086QAL23	1,392	48	1,344
11.375% Global Bonds due 2016	US593048BA88	1,771	80	1,691
8.125% Global Bonds due 2019	US593048BN00	1,483	131	1,352
8.00% Global Notes due 2022	US91086QAJ76	743	29	714
8.30% Global Notes due 2031	US91086QAG38	1,819	45	1,774
7.500% Global Notes due 2033	US91086QAN88	1,271	2	1,269
6.75% Global Notes due 2034	US91086QAS75	4,267	182	4,084
•	On April 9, 2008, Mexico issued 1,000,000 Series XWA08 Warrants and 250,000 Series XWB08 Warrants. The Series XWA08 Warrants and Series XWB08 Warrants entitle the holders to exchange, on October 9, 2008 (unless extended at Mexico’s sole discretion), up to approximately U.S. $1.25 billion of various series of outstanding U.S. dollar, euro, Italian lira and Deutsche-mark denominated bonds issued by Mexico for, in the case of the XWA08 Warrants, peso-denominated MBonos issued by the Mexican Government maturing in 2014 or 2036 or, in the case of the XWB08 Warrants, UDI-denominated (i.e., inflation indexed), peso-payable Udibonos issued by the Mexican Government maturing in 2017 or 2035.

Amortization Schedule of Total Public Sector External Debt(1)

	Outstanding
	as of
	December															Other
	31, 2007(1)	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	Years	Total
	(in millions of dollars)

A. Private Creditors(2)	$38,518	$4,851	$3,807	$2,475	$1,893	$1,112	$2,585	$1,323	$2,317	$1,798	$3,772	$23	$1,497	$830	$9	$10,226	$38,518

Capital Markets (Bonds)	36,964	3,657	3,756	2,449	1,725	1,093	2,567	1,305	2,298	1,780	3,760	18	1,492	830	9	10,226	36,964

Commercial Banks	1,554	1,194	51	26	168	19	19	19	19	19	12	5	5	0	0	0	1,554

Direct	1,096	905	35	7	150	0	0	0	0	0	0	0	0	0	0	0	1,096

Syndicated	457	289	16	19	19	19	19	19	19	19	12	5	5	0	0	0	457

B. Multilateral Creditors	9,155	937	950	707	1,268	719	690	620	520	402	372	360	303	268	193	847	9,155

Inter-American Development Bank	4,603	427	446	440	436	362	320	285	225	153	146	146	138	130	126	823	4,603

World Bank	4,552	510	504	267	832	358	370	335	295	249	226	215	164	138	67	24	4,552

C. External Trade	2,933	797	363	537	227	189	176	150	116	82	60	48	39	39	30	81	2,933

Eximbanks	1,280	170	132	119	116	114	110	95	94	63	46	39	39	38	30	75	1,280

Commercial Banks(3)	1,643	624	229	416	110	75	66	55	22	19	14	8	0	0	0	6	1,643

Suppliers	10	3	3	3	2	0	0	0	0	0	0	0	0	0	0	0	10

D. Restructured Debt	77	0	0	77	0	0	0	0	0	0	0	0	0	0	0	0	77

E. Other(4)	4,674	4,674	0	0	0	0	0	0	0	0	0	0	0	0	0	0	4,674

Public Sector Total	$55,355	$11,258	$5,120	$3,795	$3,389	$2,020	$3,451	$2,093	$2,953	$2,283	$4,204	$431	$1,838	$1,136	$231	$11,153	$55,355

Note: Totals may differ due to rounding.

(1)	Preliminary. External debt of Mexico is presented herein on a “gross” basis, and includes external obligations of the public sector at their full outstanding face or principal amounts. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” or “economic” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include the value of principal and interest collateral on restructured debt and Mexican public sector external debt that is held by public sector entities but that has not been canceled. External public debt in this table does not include (a) repurchase obligations of Banco de México with the IMF (none of these were outstanding at December 31, 2007), (b) external borrowings by the public sector after December 31, 2007, or (c) loans from the Commodity Credit Corporation to private sector Mexican banks. Mexico only updates this table semi-annually (in June and December); for this reason data included in the public debt section may not be reflected in this table.

(2)	Excludes foreign trade and restructured debt.

(3)	Includes foreign trade lines, revolving credits and other short-term credits.

(4)	Refers to changes in direct debt related to long-term productive infrastructure projects (“PIDIREGAS”).

Source: Ministry of Finance and Public Credit.

External Debt Restructuring and Debt and Debt Service Reduction Transactions
In August 1982, Mexico requested and received from its major commercial bank creditors a 90-day rollover of principal payments on most external public sector debt; bilateral credits were also restructured. No such request was made to bondholders or multilateral financial institutions (primarily the World Bank, the IMF and the Inter-American Development Bank) and no restructuring of bond debt or debt owed to multilateral institutions has taken place since then.
During the five years following 1982, Mexico and its commercial bank creditors concluded three separate debt restructuring and new money exercises. In 1983, 1985 and 1987, Mexico and the banks agreed to extend the maturities of agreed-upon portions of the outstanding external public sector debt and, in some cases, to alter the interest rates and currencies applicable to the restructured debt. In connection with each restructuring exercise (and with the 1989-92 Financing Package referred to below), Mexico requested and received 90-day rollovers of maturing principal payments pending finalization of documentation for the respective restructurings. During this period, Mexico also entered into agreements with the Paris Club to reschedule payments on loans made or guaranteed by official, bilateral creditors to the Mexican public sector and received support from its multilateral creditors, in the form of structural adjustment and project loans from the World Bank and the Inter-American Development Bank and standby facilities, extended fund arrangements and contingency facilities with the IMF.
The 1989-1992 Financing Package for Mexico, implemented in March 1990, was intended to reduce the principal amount of, and the debt service burden associated with, Mexico’s commercial bank debt, and to secure sufficient future financing to allow Mexico to resume sustained economic growth. The Financing Package offered commercial banks options for debt reduction, interest reduction and new money. These bonds were known as Brady Bonds. Under the interest reduction option, existing indebtedness was exchanged for 30-year bonds (“Par Bonds”) that, in the case of bonds denominated in dollars, bore interest at the fixed rate of 6.25% per annum. Under the principal reduction option, existing indebtedness was exchanged for 30-year bonds (“Discount Bonds”) having a principal amount equal to 65% of the principal amount of such existing indebtedness and an interest rate of LIBOR plus 13/16% per annum. Under the new money option, certain banks committed to provide Mexico with new money (through a combination of bonds, traditional bank credits and bank credits prepayable to fund trade credits or public sector loans) over three years in an aggregate amount equal to 25% of their holdings of then-existing indebtedness. Of the approximately U.S. $48 billion of external debt held by Mexico’s commercial bank creditors in 1989, approximately U.S. $43 billion participated in the principal and interest reduction options; approximately U.S. $21 billion was exchanged for Discount Bonds and the balance was exchanged for Par Bonds. Thus, Mexico was able to reduce the principal amount of its external debt by approximately U.S. $7 billion. The balance of Mexico’s commercial bank creditors agreed to participate in the new money option and to lend Mexico approximately U.S. $1 billion in new credits over four years.
As a result of the Government’s external debt reduction initiatives discussed below, Mexico completed the redemption of all of its outstanding Brady Bonds on July 28, 2003.
The Discount Bonds and Par Bonds were issued with 17 series of Value Recovery Rights, which provided for certain additional, limited contingent payments based on the performance of Mexico’s oil export revenues. Eleven series of Value Recovery Rights were cancelled together with the Brady Bonds to which they were attached. Six series of Value Recovery Rights were separated from the related Discount Bonds and Par Bonds prior to their cancellation and traded independently. These series represented contingent payment obligations payable through June 30, 2008. On June 30, 2008, Mexico paid the final payment due on the Series F Value Recovery Rights, which expired on that date. Series F was the last series of Value Recovery Rights outstanding. No further payments will be due on the Value Recovery Rights.
In addition to Mexico’s strong commitment to work closely with its commercial bank and multilateral creditors to sustain economic growth, debt reduction has been and continues to be one of its goals. In mid-1986, Mexico began to authorize the conversion of debt into equity investment as a means of reducing its stock of external obligations. The total value of debt-equity swaps grew from U.S. $363.2 million in 1986 to U.S. $1.5 billion in 1987, when the debt-equity conversion program was suspended in order to evaluate the impact on the economy of the program as then structured.

In March 1990, Mexico introduced a new debt-equity swap program that was implemented by two auctions of transferable debt conversion rights held in July and October 1990. Proceeds of the conversions could be used only to acquire public sector assets being privatized and to finance infrastructure projects. Pursuant to the program, a total of U.S. $3.5 billion of conversion rights was awarded in the auctions at a discount of approximately 52% of the nominal value of the eligible debt to be converted. Only approximately one third of these rights (which expired in April 1992) were exercised, since Mexico’s debt generally traded well above 52% after the issuance of the rights. In addition, from 1989 through October 6, 2005 (the date on which the program ended), approximately U.S. $1.4 billion of debt was acquired by the Government in exchange for peso deposits in this principal amount to non-profit private or public organizations, to be used to finance approved education, environmental, housing, public works and other social projects undertaken by nonprofit organizations.
Under a debt-for-debt exchange that took place in the first quarter of 1988, Mexico retired a net amount of U.S. $1.1 billion of commercial bank debt at an average discount of 30.3% through the issuance of 20-year collateralized bonds offered to its bank creditors on an auction basis. Mexico redeemed all of those outstanding collateralized bonds at par in March 1997. In the third quarter of 1991, Mexico issued U.S. $1.2 billion of 10-year floating rate notes, called Floating Rate Privatization Notes, in exchange for the cancellation of U.S. $1.2 billion of deposits held by international commercial banks with foreign branches and agencies of Mexican banks. Virtually all of the Floating Rate Privatization Notes were tendered at par in payment for shares of Mexican commercial banks that were privatized in 1991 and 1992.
In 1992, the Government canceled U.S. $7.2 billion of its external debt acquired through the exercise of the conversion rights described above, through exchanges of debt to fund social projects and through various debt-for-debt exchanges and cash purchases during the 1990-1992 period.
In May 1996, the Government issued U.S. $1.8 billion in 30-year bonds in exchange for the cancellation of U.S. $2.1 billion of its outstanding U.S. dollar-denominated Discount Bonds and U.S. $306 million of its outstanding U.S. dollar-denominated Par Bonds pursuant to an exchange offer open to all of the holders of those bonds. The price at which the bonds were exchanged was determined through a modified Dutch auction.
The Government’s liability management transactions since 2003 include:
•	a January 2003 repurchase of U.S. $500 million of U.S. dollar-denominated Par Bonds;
•	a May 15, 2003 redemption of the entire amount of outstanding U.S. dollar-denominated Par Bonds, totaling U.S. $4.3 billion;
•	a July 28, 2003 redemption of the entire amount of Mexico’s outstanding Brady Bonds, denominated in Italian lira and Deutsche Marks, totaling approximately U.S. $1.3 billion;
•	an April 21, 2004 exchange offer pursuant to which the Government issued approximately U.S. $793 million of its 5.875% Global Notes due 2014 and U.S. $2.1 billion of its 7.500% Global Notes due 2033 in exchange for approximately U.S. $670 million of its 8.125% Global Bonds due 2019, U.S. $464 million of its 8.00% Global Notes due 2022 and U.S. $1.2 billion of its 11.50% Global Bonds due May 15, 2026;
•	an October-November 2005 repurchase of approximately U.S. $1.6 billion aggregate principal amount of eight series of Mexico’s fixed-rate, U.S. dollar-denominated and two series of Mexico’s fixed-rate, Italian lira-denominated bonds with maturity dates from 2007 to 2033;
•	a November 23, 2005 issuance of debt exchange warrants, pursuant to which the Government issued 1,000,000 Series XW5 Warrants, 1,000,000 Series XW10 Warrants and 500,000 Series XW20 Warrants entitling their holders to exchange on November 9, 2006, October 10, 2006 and September 1, 2006, respectively, a determined principal amount of certain of Mexico’s U.S. dollar-denominated bonds and notes for a set principal amount of certain Mexican peso-denominated MBonos;

•	a February-March 2006 tender offer, pursuant to a modified Dutch Auction, through which the Government repurchased the following debt securities:

		Aggregate Principal	Aggregate Principal Amount
Title of Purchased Securities	ISIN	Amount Repurchased	Outstanding after Repurchases
9 7/8% Global Bonds due 2007	US593048BB61	U.S.$278,350,000	U.S.$1,128,650,000
9.125% Notes due 2007	XS0073433707	ITL 38,750,000,000	ITL 391,250,000,000
8.625% Global Bonds due 2008	US593048BF75	U.S.$226,121,000	U.S.$1,163,879,000
4.625% Global Notes due 2008	US91086QAM06	U.S.$299,648,000	U.S.$1,200,352,000
7.375% Notes of 2001/2008	XS0126200988	€ 132,750,000	€ 617,250,000
8% Bonds of 1997/2008	DE0001937001	DEM 72,000,000	DEM 678,000,000
10.375% Global Bonds due 2009	US593048BG58	U.S.$360,460,000	U.S.$1,442,540,000
8 1/4% Bonds of 1997/2009	DE0001897551	DEM 127,131,000	DEM 1,372,869,000
7.50% Notes due 2010	XS0108907303	€ 81,034,000	€ 918,966,000
7.50% Global Notes due 2012	US91086QAH11	U.S.$237,980,000	U.S.$1,262,020,000
6.375% Global Notes due 2013	US91086QAK40	U.S.$258,066,000	U.S.$1,741,934,000
10% Step-down Notes due 2013	XS0085661949	ITL 67,751,000,000	ITL 671,249,000,000
5.375% Global Notes due 2013	XS0170239932	€ 27,160,000	€ 722,840,000
6.625% Global Notes due 2015	US91086QAL23	U.S.$439,592,000	U.S.$1,560,408,000
11% Notes due 2017	XS0075866128	ITL 12,250,000,000	ITL 487,750,000,000
8.125% Global Notes due 2019	US593048BN00	U.S.$36,872,000	U.S.$2,424,468,000
8.00% Global Notes due 2022	US91086QAJ76	U.S.$6,892,000	U.S.$150,713,000
6.75% Notes due 2024	XS0184889490	£23,474,000	£476,526,000
8.30% Global Notes due 2031	US91086QAG38	U.S.$86,770,000	U.S.$2,838,230,000
•	a March 29, 2006 issuance of 600,000 Series XWE Debt Exchange Warrants entitling their holders to exchange a determined principal amount of certain euro-, Italian lira- and Deutsche Mark-denominated bonds and notes issued by Mexico for a set principal amount of Mexican peso-denominated MBonos due in either 2013 or 2023;
•	an August 2006 repurchase of approximately U.S. $3.0 billion of fifteen series of Mexico’s fixed-rate, U.S. dollar-denominated bonds with maturity dates from 2007 to 2033;
•	a January 2007 exchange and cash tender offer pursuant to which the holders of five series of Mexico’s U.S. dollar-denominated external bonds maturing in 2019, 2022, 2026, 2031 and 2033 were invited to submit offers, in a modified Dutch auction, to exchange their bonds for reopened 6.75% Global Notes due 2034 plus a cash payment, or to sell their bonds for cash. Following settlement, approximately U.S. $2.8 billion of outstanding bonds including Mexico’s 8.125% Global Bonds due 2019, 8.00% Global Notes due 2022, 11.50% Global Bonds due May 15, 2026, 8.30% Global Notes due 2031 and 7.50% Global Notes due 2033 were canceled. An aggregate principal amount of U.S. $2.3 billion in reopened 6.75% Global Notes due 2034 was issued to holders participating in the exchange, and Mexico also made cash payments from available funds totaling approximately U.S. $1.1 billion. Following the cancellation of the bonds tendered and accepted for exchange or purchase by Mexico, approximately U.S. $1.7 billion principal amount of 8.125% Global Bonds due 2019, U.S. $753 million principal amount of 8.00% Global Notes due 2022, U.S. $339 million principal amount of 11.50% Global Bonds due May 15, 2026, U.S. $1.9 billion principal amount of 8.30% Global Notes due 2031 and U.S. $1.3 billion principal amount of 7.500% Global Notes due 2033 remained outstanding;

•	a March 21, 2007 issuance of 500,000 Series XWE07 Warrants and 1,000,000 XWD07 Units, each Unit consisting of one Series XWDA07 Warrant and one Series XWDB07 Warrant, which will trade separately after September 24, 2007. The Series XWE07, XWDA07 and XWDB07 Warrants entitled the holders to exchange, on September 19, October 11 and November 7, 2007, respectively, up to approximately U.S. $2.7 billion of various series of outstanding U.S. dollar-, euro-, Italian lira- and Deutsche Mark-denominated bonds issued by Mexico for peso-denominated bonds issued by the Mexican Government maturing in either 2014 or 2024;
•	a February-March 2008 repurchase of U.S. $714 million of ten series of Mexico’s fixed-rate, U.S. dollar-denominated bonds with maturity dates from 2009 to 2034; and
•	an April 9, 2008 issuance of 1,000,000 Series XWA08 Warrants and 250,000 XWB08 Series. The Series XWA08 Warrants entitle the holders to exchange, on October 9, 2008 (unless extended at Mexico’s discretion), up to approximately U.S. $1 billion of various series of outstanding U.S. dollar-, euro-, Italian lira- and Deutsche Mark-denominated bonds issued by Mexico for peso-denominated bonds issued by the Mexican Government maturing in either 2014 or 2036. The Series XWB08 Warrants entitle the holders to exchange, on October 9, 2008 (unless extended at Mexico’s discretion), up to approximately U.S. $0.25 billion of various series of outstanding U.S. dollar-, euro-, Italian lira- and Deutsche Mark-denominated bonds issued by Mexico for UDI-denominated bonds issued by the Mexican Government maturing in either 2017 or 2035.
Debt Record
Following the 1946 rescheduling of debt incurred prior to the Revolution of 1910, Mexico has not defaulted in the payment of principal or interest on any of its external indebtedness. See "—External Debt Restructuring and Debt and Debt Service Reduction Transactions” above.

TABLES AND SUPPLEMENTARY INFORMATION
PUBLIC DEBT OF THE GOVERNMENT
I. Direct Debt of the Government
Table I. Floating Internal Debt at June 30, 2008
(payable in pesos)

			Outstanding		Amortization or
	Interest	Maturity	Principal		Sinking Fund
Title	Rate	Date	Amount		Provision
			(in millions of
			pesos)
Short-term Treasury Certificates (“Cetes”)	Various	Various	Ps.	248,265.9	None

Total Floating Internal Debt			Ps.	248,265.9

Table II. Funded Internal Debt at June 30, 2008
(payable in pesos)

			Outstanding		Amortization or
	Interest	Maturity	Principal		Sinking Fund
Title	Rate	Date	Amount		Provision
			(in millions of
			pesos)
Fixed-Rate Bonds	Fixed	Various	Ps.	999,341.0	None
Development Bonds (“Bondes”)	Various	Various		88,000.0	None
Development Bonds (“Bondes D”)	Various	Various		201,190.3	None
UDI-denominated Development Bonds (“UDI bonds”)	Various	Various		280,233.0	None
Retirement Saving System Fund (“Fondo de Ahorro/SAR”)	Various	Various		71,337.4	None
One-year Treasury Certificates (“Cetes”)(1)	Various	Various		76,411.5	None
Others	Various	Various		36,536.0	None

Total Funded Internal Debt			Ps.	1,753,049.2

(1)	One-year Cetes are the only long-term Treasury Certificates issued by the Federal Government.
Table III. Net Internal Debt at June 30, 2008
(payable in pesos)

			Outstanding		Amortization or
	Interest	Maturity	Principal		Sinking Fund
Title	Rate	Date	Amount		Provision
			(in millions of
			pesos)
Total Floating Internal Debt			Ps.	248,265.9
Total Funded Internal Debt				1,753,049.2
Assets(1)	Various	Various		(249,398.2)	None

Total Net Internal Debt			Ps.	1,751,916.9

(1)	Includes Banco de México‘s General Account Balance, which is positive (indicating monies owing to the Federal Government).

Table IV. Funded External Debt at June 30, 2008
Bond Issues at June 30, 2008

					Original	Principal
	Interest	Date of	Maturity		Principal	Amount
Title	Rate (%)	Issue	Date	Currency(1)	Amount	Outstanding	Remarks
					(in thousands)
Bonds of the United Mexican States for Economic Development 16 1/2% Loan Stock 2008	16 1/2	Sep. 1981	Sep. 2008	STG	50,000	46,674
Guaranteed Floating Rate Bonds Due 2010	Variable	June 1990	June 2010	USD	78,040	76,466	(2)
11.50% Global Bonds due 2026	11.50	May 1996	May 2026	USD	1,750,000	338,580
11.375% Global Bonds due 2016	11.375	Sep. 1996	Sep. 2016	USD	1,000,000	706,242
DM Bonds of 1997/2009	8.250	Feb. 1997	Feb. 2009	DM	1,500,000	1,173,752
Notes due 2017	11.0	May 1997	May 2017	LRA	500,000,000	333,884,590
DM Bonds of 1997/2008	8.0	July 1997	July 2008	DM	750,000	572,432	(3)
Step-Down Notes due 2013	10.0-7.375	Apr. 1998	Apr. 2013	LRA	750,000,000	588,465,370
Global Bonds due 2009	10.375	Feb. 1999	Feb. 2009	USD	1,000,000	493,309	(4)
Global Bonds due 2009	10.375	Apr. 1999	Feb. 2009	USD	500,000	246,655
11.375% Global Bonds due 2016	11.375	Aug. 1999	Sep. 2016	USD	400,000	282,497
Global Bonds due 2009	10.375	Oct. 1999	Feb. 2009	USD	425,000	209,657
Notes due 2010	9.875	Jan. 2000	Feb. 2010	USD	1,500,000	1,017,787
Notes due 2010	9.875	Mar. 2000	Feb. 2010	USD	500,000	339,262
Global Bonds due 2016	11.375	Feb. 2000	Feb. 2016	USD	994,641	702,458
Global Bonds due 2010	7.5	Mar. 2000	Feb. 2010		€1,000,000	741,596
Notes due 2011	8.375	Jan. 2001	Jan. 2011	USD	1,500,000	924,296
Notes due 2019	8.125	Mar. 2001	Dec. 2019	USD	3,300,000	1,352,366
Notes due 2011	8.375	May 2001	Jan. 2011	USD	1,000,000	616,198
Notes due 2031	8.300	Aug. 2001	Aug. 2031	USD	1,500,000	818,702
Notes due 2031	8.300	Dec. 2001	Aug. 2031	USD	1,000,000	545,801
Notes due 2012	7.500	Jan. 2002	Jan. 2012	USD	1,500,000	864,137
Notes due 2022	8.000	Sep. 2002	Sep. 2022	USD	1,750,000	714,456
Notes due 2031	8.300	Dec. 2002	Aug. 2031	USD	750,000	409,352
Notes due 2013	6.375	Jan. 2003	Jan. 2013	USD	2,000,000	1,191,414
Notes due 2015	6.625	Mar. 2003	Mar. 2015	USD	1,000,000	671,824
Notes due 2008	4.625	Apr. 2003	Oct. 2008	USD	1,500,000	1,080,921
Notes due 2033	7.500	Apr. 2003	Apr. 2033	USD	1,000,000	415,152
Notes due 2013	5.375	June 2003	Jun. 2013		€750,000	629,418
Notes due 2014	5.875	Oct. 2003	Jan. 2014	USD	1,000,000	719,975
Notes due 2009	Variable	Jan. 2004	Jan. 2009	USD	1,000,000	1,000,000
Notes due 2024	6.75	Jan. 2004	Feb. 2024	STG	500,000	476,526
Notes due 2033	7.500	Apr. 2004	Apr. 2033	USD	2,056,822	853,895
Notes due 2014	5.875	Apr. 2004	Jan. 2014	USD	793,267	571,133
Notes due 2009	Variable	Aug. 2004	Jan. 2009	USD	500,000	500,000
Notes due 2034	6.75	Sep. 2004	Sep. 2034	USD	1,500,000	1,436,014
Notes due 2020	5.50	Nov. 2004	Feb. 2020		€750,000	561,951
Notes due 2015	6.625	Jan. 2005	Mar. 2015	USD	1,000,000	671,825
Notes due 2012	3.0	June 2005	June 2012	SF	250,000	250,000
Notes due 2015	4.5	June 2005	June 2015		€750,000	614,470
Internotes due 2011	5.0	Feb. 2006	Feb. 2011	USD	5,147	5,147
Internotes due 2013	5.1	Feb. 2006	Feb. 2013	USD	3,030	3,030
Notes due 2017	5.625	Mar. 2006	Jan. 2017	USD	3,000,000	3,000,000
Notes due 2034	6.75	Jan. 2007	Sep. 2034	USD	2,266,566	2,169,881
Notes due 2034	6.75	Sep. 2007	Sep. 2034	USD	500,000	478,671
Notes due 2017	5.625	Sep. 2007	Jan. 2017	USD	500,000	500,000
Notes due 2040	6.05	Jan. 2008	Jan. 2040	USD	1,500,000	1,500,000

Loans from Multilateral and Bilateral Organizations
at June 30, 2008

	Interest
	Rate	Date of	Maturity		Principal Amount
Title	(%)	Issue	Date	Currency(1)	Outstanding(5)	Remarks
					(in thousands of dollars)
Loans from the International Bank for Reconstruction and Development (“World Bank”) and the Inter-American Development Bank	Variable, ranging from 7.25 to 11.6; some variable	Various	Various	ATS, Bfr, C$, DM, DFL, Dirham, Escudo, FF, LRA, KD, LD, Markka, NK, PE, Rand, Riyal, SDR, SF, SK, STG, USD, VB, ¥, €	$6,601,293	(6)(7)
Loans from Banks and Suppliers
at June 30, 2008

	Interest				Original	Principal
	Rate	Date of	Maturity		Principal	Amount
Title	(%)	Issue	Date	Currency(1)	Amount	Outstanding	Remarks
					(in thousands of dollars)
Various	Various	Various	Various	USD	$709,911	$33,115

Total Funded External Debt						$39,728,459	(8)

(1)	The currencies are defined as: ATS, Austrian shilling; Bfr, Belgian franc; C$, Canadian dollar; DM, Deutsche mark; DFL, Dutch guilder; Dirham, United Arab Emirates dirham; Escudo, Portuguese escudo; FF, French franc; LRA, Italian lira; KD, Kuwait dinar; LD, Libyan dinar; Markka, Finnish markka; NK, Norwegian krone; PE, Spanish peseta; Rand, South African rand; STG, Pound sterling; Riyal, Saudi Arabian riyal; SDR, Special Drawing Right; SF, Swiss franc; SK, Swedish krona; USD, United States dollar; VB, Venezuelan bolivar; ¥, Japanese yen; and €, Euro.

(2)	Originally referred to as “Guaranteed Floating Rates Bonds Due 2006.” The bonds and the related fiscal agency agreement were amended on June 19, 1995 to, among other things, extend the final maturity of the bonds (from December 2006 to June 2010) and to eliminate the semi-annual principal payments under the bonds. The payment obligations of Mexico under the bonds are guaranteed by the Kingdom of Spain.

(3)	These bonds were redeemed in full on July 23, 2008.

(4)	Each U.S. $1,000 principal amount of these bonds was issued with one warrant entitling the holder to exchange on February 28, 2000 a specified amount of Mexico’s U.S. dollar-denominated Collateralized Fixed Rate Bonds Due 2019 or Collateralized Floating Rate Bonds Due 2019 for U.S. $1,000 principal amount of either Mexico’s Floating Rate Bonds due 2005 or, subject to the certain conditions specified therein, Mexico’s 11 3/8% Bonds due 2016.

(5)	Includes revaluation because of changes in parity of foreign currencies.

(6)	Semi-annual, quarterly or monthly amortization calculated to retire loans by maturity.

(7)	The direct obligors in respect of U.S. $1,782,966,000 of these loans are Banobras (U.S. $560,759,000), Bancomext (U.S. $20,279,000), NAFIN (U.S. $1,147,726,000) and Sociedad Hipotecaria Federal (U.S. $54,202,000) acting in their capacities as financing agents for the Federal Government. The Federal Government is the direct borrower of the remainder of these loans (U.S. $4,807,723,000). The outstanding amount of the portion of these loans as to which the Federal Government is not the direct obligor is not included in the total of this Table IV, but rather is included in Table VI.

(8)	This total is expressed in U.S. dollars and differs from the addition of all items, some of which are expressed in other currencies.

II. Debt of Budget-controlled Agencies and Other External Debt
Table V. External Debt of Budget-controlled Agencies at June 30, 2008
(payable in foreign currencies)

		Dollar Equivalent of
	Dollar Equivalent of	Amount Having an
	Principal Amount	Original Maturity of
Borrower	Outstanding	Less than One Year
	(in millions of dollars)
Federal Electricity Commission	$4,223.7	$188.1
PEMEX	7,067.8	1,775.5

Total External Debt of Budget-controlled Agencies	$11,291.5	$1,963.6

Table VI. Other Public Sector External Debt at June 30, 2008(1)
(payable in foreign currencies)

		Dollar Equivalent of
	Dollar Equivalent of	Amount Having an
	Principal Amount	Original Maturity of
Borrower	Outstanding	Less than One Year
	(in millions of dollars)
Financial Sector	$6,610.6	$978.8
NAFIN	3,310.7	523.8
Banobras	1,959.5	0.0
Bancomext	1,286.2	455.0
SHF	54.2	0.0
Non-Financial Sector	0.0	0.0

Total	$6,610.6	$978.8

(1)	This table includes debt of national development banks and certain commercial banks that is guaranteed by Mexico and other public sector debt registered with the Dirección de Deuda Pública, but does not include debt of entities whose finances are not included in the Government’s budget. In addition, private sector debt guaranteed by the Government or other public sector entities is not considered external public sector debt unless and until the guaranty is called. At March 31, 2008, the estimated balance of private sector debt guaranteed by Mexico’s national development banks was U.S. $2.1 million; no private sector debt was guaranteed by the Government at that date.